UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

August 28, 2013

Commission File Number: 001-35548

EDWARDS GROUP LIMITED

(Name of Registrant)

Manor Royal

Crawley

West Sussex

RH10 9LW

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Edwards Group Limited

Crawley Business Quarter
Manor Royal
Crawley
West Sussex
RH10 9LW
England

NOTICE OF EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

Edwards Group Limited

Global Headquarters:

Crawley Business Quarter

Manor Royal, Crawley

West Sussex RH10 9LW

United Kingdom

August 28, 2013

Shareholders of Edwards Group Limited

Re:          Notice of Extraordinary General Meeting of Shareholders

Dear Shareholder:

You are cordially invited to attend an extraordinary general meeting of shareholders of Edwards Group Limited (also referred to as the “Company” or “Edwards”) to be held on October 4, 2013, starting at 10:30 a.m. (London time) at the offices of Weil, Gotshal & Manges, 110 Fetter Lane, London, EC4A 1AY, England (referred to herein as the “extraordinary general meeting”). The attached notice of the extraordinary general meeting (referred to herein as the “Notice”) and proxy statement provide information regarding the proposed resolution to be considered and voted on at the extraordinary general meeting including at any adjournment or postponement thereof. We hope that you can attend.

The purpose of the extraordinary general meeting is principally for you and our other shareholders to consider and vote upon a proposal to approve and authorize the Cayman plan of merger (referred to herein as the “Cayman plan of merger”) which incorporates the merger agreement (referred to herein as the “merger agreement”), providing for the acquisition of Edwards by Atlas Copco AB, a Swedish company, (referred to herein as “Atlas Copco”) through the merger of Varg Holding, a Cayman Islands exempted company and a wholly owned subsidiary of Atlas Copco, with and into Edwards (referred to herein as the “merger”).  The Cayman plan of merger is required to be registered with the Registrar of Companies of the Cayman Islands in order to give effect to the merger.

If the proposed resolution relating to the Cayman plan of merger and other matters are approved and authorized by the requisite vote of our shareholders and the merger is completed, holders of the ordinary shares of £0.002 each in the capital of Edwards (referred to herein as “Shares”) including Shares represented by American Depositary Shares (referred to herein as “ADSs”) each representing one Share, will have the right to receive from Atlas Copco US$9.25 per Share or US$9.25 per ADS (minus a US$0.05 cancellation fee per ADS and a US$17.50 cable fee per transaction), in each case in cash without interest, in exchange for the cancellation of their Shares and ADSs. In addition, holders of our Shares and ADSs may receive an additional payment from Atlas Copco of up to US$1.25 per Share or per ADS, dependent on certain financial targets being achieved or exceeded in respect of the year 2013. Following the merger, Edwards will continue its operations as a direct or indirect subsidiary of Atlas Copco, and as the result of the merger, the ADSs will no longer be listed on the NASDAQ Global Select Market, and the American Depositary Shares program will terminate.

Our board of directors has determined that the merger is advisable and fair to, and in the best interests of, our shareholders and has approved and declared advisable the merger agreement, the Cayman plan of merger and the merger.  Our board of directors unanimously recommends that you vote FOR the approval and authorization of the Cayman plan of merger and the other limbs of the proposed resolution.

The merger cannot occur unless the Cayman plan of merger and the merger are approved and authorized by special resolution, being a resolution passed by a majority of not less than two-thirds of the persons registered as the record holders of Shares as of the close of business in the Cayman Islands on October 2, 2013, (referred to herein as the “Share record date”), as being entitled to vote in person or, where proxies are allowed, by proxy at a general meeting of the Company, pursuant to the Companies Law (2012 Revision) of the Cayman Islands (referred to herein as the “Cayman Companies Law”) and the articles of association of the Company.

The consummation of the merger is also subject to the satisfaction of certain other conditions to closing as set forth in the merger agreement.

Regardless of the number of the Shares or ADSs you own, your vote is very important. Whether or not you plan to attend the extraordinary general meeting, please complete the enclosed proxy card, in accordance with the instructions set forth on it, as promptly as possible. If you have Shares registered in your name on the Share record date, your proxy card must be delivered to Sarah Larkins, Company Secretary at Edwards at Crawley Business Quarter, Manor Royal, Crawley, West Sussex, RH10 9LW, England or, by email, at atlascopcomerger@edwardsvacuum.com not less than 48 hours prior to the extraordinary general meeting.  Voting by proxy will not prevent you from voting in person if you choose to attend the extraordinary general meeting, but will ensure that your vote will be counted if you are unable to attend. Should the chairman of our board of directors demand voting by poll at the extraordinary general meeting, each shareholder or its proxy at the meeting will be polled on how they vote their Shares, each shareholder having one vote for each Share held on the Share record date.

If you own ADSs as of the Share record date, you cannot vote at the extraordinary general meeting directly. Instead, you may instruct The Bank of New York Mellon, in its capacity as depositary of the ADSs (and as the record holder of the Shares underlying the ADSs on the Share record date (referred to herein as the “ADS depositary”)), how to vote the Shares underlying your ADSs. The ADS depositary must receive your instructions no later than 5:00 p.m. (New York City time) on September 27, 2013 in order to vote the Shares underlying your ADSs at the extraordinary general meeting. The ADS depositary will not vote or attempt to exercise the right to vote the Shares underlying your ADSs other than in accordance with those instructions. If the ADS depositary does not receive your instructions before 5:00 p.m. (New York City time) on September 27, 2013, the ADS depositary will not vote or attempt to exercise the right to vote the Shares underlying your ADSs. If the ADS depositary timely receives voting instructions which fail to specify the manner in which the ADS depositary is to vote the Shares underlying your ADSs, the ADS depositary will not exercise your right to vote at the extraordinary general meeting, pursuant to the terms of the deposit agreement.

If you hold your Shares or ADSs through a financial intermediary such as a broker, bank or other nominee, you must rely on the procedures of the financial intermediary through which you hold your Shares or ADSs if you wish to vote at the extraordinary general meeting.

The accompanying Notice of extraordinary general meeting and proxy statement provide you with detailed information about the merger and the extraordinary general meeting. We encourage you to read the entire document and all of the attachments and other documents referred to or incorporated by reference therein carefully.

If you have any questions or need assistance with voting your Shares or ADSs, please contact me, Sarah Larkins, at Edwards, Crawley Business Quarter, Manor Royal, Crawley, West Sussex, RH10 9LW, England or, by email, at atlascopcomerger@edwardsvacuum.com.

You should note that our major shareholders, CCMP and Unitas, who together hold approximately 84.3% of the Shares, are supportive of the transaction and have committed to vote their Shares (subject to the terms of their voting agreements) in favor of the merger.

On behalf of Edwards, we would like to thank all of our shareholders for their on-going support.

Sincerely,

Sarah Larkins
Company Secretary

Dated this 28th day of August 2013.

The accompanying proxy statement is dated August 28, 2013 and is first being sent to shareholders on or about the same date.

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NOTICE OF EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS TO BE HELD ON OCTOBER 4, 2013

August 28, 2013

Dear Shareholder:

Notice is hereby given that an extraordinary general meeting of the shareholders of Edwards Group Limited, referred to herein as the “Company,” “Edwards”, “us,” “our” or “we,” will be held on October 4, 2013, starting at 10:30 a.m. (London time) at the offices of Weil, Gotshal & Manges, 110 Fetter Lane, London, EC4A 1AY, England (referred to herein as the “extraordinary general meeting”) to consider and vote upon the following special resolution:

THAT the Company be and is hereby authorized to merge with Varg Holding, a wholly owned subsidiary of Atlas Copco AB (referred to herein as “Atlas Copco”), so that the Company be the surviving company and all the undertaking, property and liabilities of Varg Holding vest in the Company by virtue of such merger pursuant to the Companies Law (2012 Revision) of the Cayman Islands (referred to herein as the “Cayman Companies Law”) (referred to herein as the “merger”), and, in order to implement the merger, that:

(a)                                 the plan of merger substantially in the form annexed hereto (the “Cayman plan of merger”) be and is hereby authorized, approved and confirmed in all respects;

(b)           the Company be and is hereby authorized to enter into the Cayman plan of merger;

(c)                                  the Cayman plan of merger be executed by any one director on behalf of the Company and Maples and Calder, on behalf of Maples Corporate Services Limited, be authorized to submit the Cayman plan of merger, together with any supporting documentation, for registration to the Registrar of Companies of the Cayman Islands; and

(d)                                 all actions taken and any documents or agreements executed, signed or delivered prior to or after the date hereof by any director or officer of the Company in connection with the transactions contemplated hereby be and are hereby approved, ratified and confirmed in all respects.

A copy of the Cayman plan of merger, which incorporates the merger agreement (referred to herein as the “merger agreement”), is attached as Annex A to the proxy statement that accompanies this notice and will also be available for inspection at the extraordinary general meeting. The Cayman plan of merger and the merger must be authorized by a special resolution, being a resolution passed by a majority of not less than two-thirds of the persons registered as the record holders of the ordinary shares of £0.002 each in the capital of Edwards (referred to herein as “Shares”) as of close of business in the Cayman Islands on October 2, 2013 (referred to herein as the “Share record date”) as being entitled to vote in person or, where proxies are allowed, by proxy at a general meeting of the Company, pursuant to the Cayman Islands Companies Law and the articles of association of the Company.

Only record holders of Shares on the Share record date are entitled to vote at this extraordinary general meeting or any adjournment or postponement thereof.

After careful consideration, the board of directors of the Company approved the merger agreement and unanimously recommends that you vote FOR the approval and authorization of the Cayman plan of merger and the other limbs of the proposed resolution as set out in this notice.

We request that you submit your proxy in accordance with the instructions set forth on the proxy card as promptly as possible, regardless of whether you plan to attend the extraordinary general meeting in person. Your proxy card must be delivered to Sarah Larkins, Company Secretary at Edwards, Crawley Business

Quarter, Manor Royal, Crawley, West Sussex, RH10 9LW, England or, by email, to atlascopcomerger@edwardsvacuum.com by 10:30 a.m. on October 2, 2013 being 48 hours prior to the extraordinary general meeting. The proxy card is the “form of proxy” as referred to in the Company’s articles of association. Completing the proxy card in accordance with the instructions set forth on the proxy card will not deprive you of your right to attend the extraordinary general meeting and vote your Shares in person. Please note, however, that if your Shares are held of record by a broker, bank or other nominee and you wish to vote at the extraordinary general meeting in person, you must obtain a proxy from the record holder issued in your name.

If you fail to complete your proxy card in accordance with the instructions set forth on the proxy card or if you abstain from voting, your vote will not be counted. If you submit your proxy card without indicating how you wish to vote, the Shares represented by your proxy card will be voted FOR the approval and authorization of the Cayman plan of merger and other limbs of the proposed resolution unless you appoint a person other than the chairman of the meeting as proxy, in which case the Shares represented by your proxy card will be voted (or not submitted for voting) as your proxy determines. If you receive more than one proxy card because you own Shares that are registered in different names, please ensure that you properly complete all proxy cards sent to you in accordance with the instructions set forth on such proxy cards.

If you own American Depositary Shares (referred to herein as “ADSs”), you cannot vote at the extraordinary general meeting directly. Instead, you may instruct The Bank of New York Mellon, in its capacity as depositary of the ADSs (and as the record holder of the Shares underlying the ADSs on the Share record date (referred to herein as the “ADS depositary”)), how to vote the Shares underlying your ADSs. The ADS depositary must receive your instructions no later than 5:00 p.m. (New York City time) on September 27, 2013 in order to vote the Shares underlying your ADSs at the extraordinary general meeting. The ADS depositary will not vote or attempt to exercise the right to vote the Shares underlying your ADSs other than in accordance with those instructions. If the ADS depositary does not receive your instructions before 5:00 p.m. (New York City time) on September 27, 2013, the ADS depositary will not vote or attempt to exercise the right to vote the Shares underlying your ADSs. If the ADS depositary timely receives your voting instructions which fail to specify the manner in which the ADS depositary is to vote the Shares underlying your ADSs, the ADS depositary will not exercise your right to vote, pursuant to the terms of the deposit agreement.

If you have any questions or need assistance voting your Shares or ADSs, please contact Sarah Larkins, Company Secretary at Edwards, Crawley Business Quarter, Manor Royal, Crawley, West Sussex, RH10 9LW, England or, by email, to atlascopcomerger@edwardsvacuum.com.

The merger agreement, the Cayman plan of merger and the merger are described in the accompanying proxy statement. Copies of the Cayman plan of merger (which incorporates the merger agreement) are included as Annex A to the accompanying proxy statement and will be produced and made available for inspection at the extraordinary general meeting. We urge you to read the entire proxy statement, including the Cayman plan of merger (including its annexures), carefully.

Notes:

1.                                     In the case of joint holders, the vote of the senior holder who tenders a vote whether in person or by proxy will be accepted to the exclusion of the votes of the joint holders and for this purpose, seniority will be determined by the order in which the names stand in the register of members of the Company.

2.                                      The appointment of a proxy will be in writing under the hand of the appointor or by any person duly authorized by the appointor or, if the appointor is a corporation, executed by a duly authorized person or under its common seal or in any other manner authorized by its constitution.

3.                                      A proxy need not be a member (registered shareholder) of the Company.

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4.                                      The chairman of the meeting may at his discretion direct that a proxy card handed to him before the start of the meeting, but not in compliance with the articles of association of the Company as regards delivery to and receipt by the Company of proxy appointments, be deemed to have been duly delivered to the Company. A proxy card that is otherwise not lodged in the manner permitted will be invalid.

5.                                      Votes given in accordance with the terms of a proxy card will be valid notwithstanding the previous death or insanity of the principal or revocation of the proxy or of the authority under which the proxy was executed unless notice in writing of such death, insanity or revocation was received by the Company at least two hours before the commencement of the extraordinary general meeting, or adjourned meeting at which it is sought to use the proxy.

BY ORDER OF THE BOARD OF DIRECTORS OF EDWARDS GROUP LIMITED

Sarah Larkins
Company Secretary

Dated this 28th day of August 2013.

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PROXY STATEMENT

Dated this 28th day of August 2013

TABLE OF CONTENTS

QUESTIONS AND ANSWERS ABOUT THE EXTRAORDINARY GENERAL MEETING AND THE MERGER	1

THE MERGER	9

Parties to the Merger	9

Background of the Proposed Merger	9

Reasons for the Merger and Recommendation of Our Board of Directors	19

Opinion of the Board’s Financial Advisor	24

Form of Merger	35

Effective Time of the Merger	35

Merger Consideration	35

Treatment of Share Options and Sharesave Plan	35

Exchange Procedures	36

Financing	37

Delisting and Deregistration of Our ADSs	37

Interests of Our Directors and Executive Officers in the Merger	37

Regulatory Matters	38

THE MERGER AGREEMENT	40

Explanatory Note Regarding the Merger Agreement	40

Effects of the Merger; Directors and Officers; Constitutional Documents	40

Closing and Effective Time of the Merger	41

Treatment of Shares	41

Additional Payment or Additional Payment Right	41

Determination of the Additional Payment Amount	43

Additional Payment Rights and Escrow Account	43

Company’s Share Options and Sharesave Plan	44

Representations and Warranties	44

Conduct of Edwards Prior to the Merger	47

Shareholder Meeting	48

Restrictions on Solicitations of other offers; Changes in Board Recommendation	49

Expenses and Termination Fee	51

Director and Officer Liability	51

Employee Matters	52

Treatment of Company Debt	53

Reasonable Best Efforts	53

No Financing Condition	53

Other Covenants and Agreements	53

Conditions to the Merger	53

Termination of the Merger Agreement	55

Specific Performance	56

Amendments and Waivers	56

Governing Law and Venue, Waiver of Jury Trial	56

VOTING BY CERTAIN SHAREHOLDERS AT THE EXTRAORDINARY GENERAL MEETING	57

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS	58

MARKET PRICE OF THE ADSs, DIVIDENDS AND OTHER MATTERS	59

THE EXTRAORDINARY GENERAL MEETING	60

Date, Time and Place of the Extraordinary General Meeting	60

Proposals to be Considered at the Extraordinary General Meeting	60

Our Board’s Recommendation	61

Share Record Date; Shares and ADSs Entitled to Vote	61

Quorum	61

Vote Required	62

Procedures for Voting	62

Voting of Proxies and Failure to Vote	63

Revocability of Proxies	63

Whom to Call for Assistance	64

Other Business	64

THE CAYMAN PLAN OF MERGER	65

DISSENTERS’ RIGHTS	66

Requirements for Exercising Dissenters’ Rights	66

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT OF THE COMPANY	69

CERTAIN MATERIAL UNITED KINGDOM TAX CONSEQUENCES	72

CERTAIN MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES	73

Tax Consequences of the Merger Generally	74

Backup Withholding	74

FUTURE SHAREHOLDER PROPOSALS	76

WHERE YOU CAN FIND MORE INFORMATION	77

ANNEX A - Cayman Plan of Merger (including Merger Agreement)	79

ANNEX B - Cayman Companies Law (2012 Revision)—Section 238	144

ANNEX C - Opinion of Edwards’ Financial Advisor	146

ANNEX D - Voting Agreements	150

ANNEX E - Escrow Agreement	168

QUESTIONS AND ANSWERS ABOUT THE EXTRAORDINARY GENERAL MEETING AND THE MERGER

The following questions and answers address briefly some questions you may have regarding the extraordinary general meeting and the proposed merger. These questions and answers may not address all questions that may be important to you as a shareholder of Edwards Group Limited (referred to herein as the “Company”, “Edwards”, “us” or “we”). Please refer to the more detailed information contained elsewhere in this proxy statement, the annexes to this proxy statement and the documents referred to or incorporated by reference in this proxy statement.

Q:           Why am I receiving this proxy statement?

A:                                   Our board of directors is furnishing this proxy statement in connection with the solicitation of proxies to be voted at an extraordinary general meeting of shareholders of the Company or at any adjournments or postponements of the extraordinary general meeting.

Q:                                  Where and when will the extraordinary general meeting be held?

A:                                   The extraordinary general meeting will take place at the offices of Weil, Gotshal & Manges, 110 Fetter Lane, EC4A 1AY, London, England on October 4, 2013, starting at 10:30 a.m. (London time) (referred to herein as the “extraordinary general meeting”).

Q:                                  What am I being asked to vote on?

A:                                   Atlas Copco AB (referred to herein as “Atlas Copco”) has agreed to acquire Edwards pursuant to the terms of the merger agreement that is described in this proxy statement. A copy, in substantially final form, of the Cayman plan of merger (referred to herein as the “Cayman plan of merger”), which incorporates the merger agreement between Edwards, Atlas Copco and Varg Holding dated August 19, 2013 (referred to herein as the “merger agreement”) is attached to this proxy statement as Annex A. In order to complete the merger, our shareholders must vote to approve and authorize the Cayman plan of merger and the other limbs of the resolution as set out in the notice of the extraordinary general meeting of the Shareholders of the Company attached hereto (referred to herein as the “Notice”). We are seeking to obtain this approval and authorization at that extraordinary general meeting. The approval and authorization of this proposal by our shareholders is a condition to the effectiveness of the merger.  See the section entitled The Merger Agreement—Conditions to the Merger.

This proxy statement, which you should read carefully, contains important information about the merger, the merger agreement, the Cayman plan of merger and the extraordinary general meeting. The enclosed proxy card allows you to vote your ordinary shares of £0.002 each in the capital of Edwards (referred to herein as “Shares”) without attending the extraordinary general meeting.

Q:                                  What will I receive in the merger?

A:                                   For each Share you own as of such time as the Cayman plan of merger is registered by the Cayman Islands Registrar of Companies (referred to herein as the “effective time” of the merger), you will be entitled to receive US$9.25 in cash, without interest (referred to herein as the “base consideration” in relation to the Shares), and may receive an additional payment of up to US$1.25 in cash should Edwards meet certain financial targets (referred to herein as an “Additional Payment”), calculated in accordance with the terms and conditions of the merger agreement (or, if the date for determining the Additional Payment has not occurred prior to the effective time of the merger, one contractual Additional Payment right (referred to herein as an “Additional Payment Right”) representing the contractual right to receive the Additional Payment in accordance with the merger agreement (such amounts taken together are referred to herein as the “merger consideration” in relation to the Shares), unless, in each case, you validly exercise and have not effectively withdrawn or lost your dissenters’ rights under Section 238 of the Companies Law (2012 Revision) of the Cayman Islands (referred to herein as the “Cayman Companies Law”) with respect to the merger, in which event you may be entitled to the fair value of each Share determined pursuant to the Cayman Companies Law.

For each American Depositary Share (referred to herein as an “ADS”) you own as of the effective time of the merger, you will be entitled to receive US$9.25 per ADS (minus a US$0.05 cancellation fee per ADS and a US$17.50 cable fee per transaction) in cash, without interest (referred to herein as the “base consideration” in relation to the ADSs), and may receive an Additional Payment, calculated on the terms and conditions of the merger agreement or, if the date for determining the Additional Payment has not occurred prior to the effective time of the merger, one Additional Payment Right (such amounts taken together are referred to herein as the “merger consideration” in relation to the ADSs) unless you surrender your ADSs to the ADS depositary, pay a US$0.05 cancellation fee per ADS and a US$17.50 cable fee per transaction, together with any taxes or governmental charges payable in connection with such surrender, provide instructions for the registration of the corresponding underlying Shares, and certify that you have not given, and will not give, voting instructions as to the ADSs (or alternatively, you will not vote the Shares) before September 27, 2013 and become a direct holder of Shares by 10:30 a.m. on October 1, 2013, being 72 hours before the extraordinary general meeting. If you also desire to exercise dissenters’ rights, you must then comply with the procedures and requirements for exercising dissenters’ rights for the Shares under Section 238 of the Cayman Companies Law, in which event you may be entitled to the fair value of each Share determined pursuant to the Cayman Companies Law.

Q:                                  How will the Company’s share options be treated in the merger?

A:                                   At or immediately prior to the effective time of the merger, each outstanding option to purchase Shares and each share appreciation right relating to Shares, will (i) in respect of options and share appreciation rights granted pursuant to the 2012 Equity Incentive Plan, either: (a) vest and become exercisable and (if not exercised) thereafter lapse; or (b) be cancelled in return for consideration equal to the excess of US$9.25 over the applicable exercise or grant price for the relevant option or share appreciation right, multiplied by the total number of Shares under option or to which the right relates (as the case may be), and the Additional Payment, or a number of Additional Payment Rights (as applicable), multiplied by the total number of Shares under option or to which the right relates, or (ii) in respect of options granted pursuant to non-US parts of the Sharesave Plan, either: (a) remain outstanding; or (b) be cancelled (with the participant’s consent) in return for consideration equal to the excess of US$9.25 over the applicable exercise price for the relevant options, multiplied by the total number of Shares under option (assuming full vesting and maximum possible savings under the terms of the Sharesave Plan), and the Additional Payment, or a number of Additional Payment Rights (as applicable), multiplied by the total number of Shares under option, along with a refund of any savings accumulated (together with interest, if any) as of the effective time of the merger.

The Company will take all actions necessary to terminate the US part of the Sharesave Plan (referred to herein as the “Company ESPP”) effective as of the effective time of the merger, prior to which the plan will continue to be operated in accordance with its terms and past practice.

Q:                                  What are the implications of Edwards being a “foreign private issuer”?

A:                                   Edwards is subject to the reporting requirements under the Securities Exchange Act of 1934, as amended (referred to herein as the “Exchange Act”), applicable to foreign private issuers. Edwards is required to file its annual report on Form 20-F with the United States Securities and Exchange Commission (referred to herein as the “SEC”) within four months after the end of each fiscal year. In addition, Edwards must furnish reports on Form 6–K to the SEC regarding certain information required to be publicly disclosed by Edwards in the Cayman Islands or filed with the NASDAQ Global Select Market or regarding information distributed or required to be distributed by Edwards to its shareholders. Edwards is exempt from certain rules under the Exchange Act, including the proxy rules which impose certain disclosure and procedural requirements for proxy solicitations under Section 14 of the Exchange Act. Moreover, as a foreign private issuer, neither U.S. federal securities laws nor the rules of the NASDAQ Global Select Market require Edwards to file this proxy statement or any proxy solicitation materials accompanying this proxy statement on Schedule 14A or 14C in connection with the extraordinary general meeting. More information can be found in the section entitled Where You Can Find More Information.

Q:                                  What vote of our shareholders is required to approve and authorize the Cayman plan of merger?

A:                                   Approving and authorizing the Cayman plan of merger and the other limbs of the resolution set out in the Notice requires approval by a special resolution, being a resolution passed by a majority of not less than two-thirds of the persons registered as the record holders of Shares as of close of business in the Cayman Islands on October 2, 2013, (referred to herein as the “Share record date”), as, being entitled to do so, vote in person or, where proxies are allowed, by proxy at a general meeting of the Company, pursuant to the Cayman Companies Law and the articles of association of the Company at which a quorum is present and of which notice specifying the intention to prepare the resolution as a special resolution has been duly given. The extraordinary general meeting will be such a meeting.

Contemporaneously with the execution of the merger agreement, certain of our shareholders, Unitas Capital Investors (Cayman) Limited, (referred to herein as “Unitas”), and CCMP Capital Investors (Cayman) II, L.P. and CCMP Capital Investors II (AV-3), L.P., (referred to herein collectively as “CCMP” and, together with Unitas, as the “supporting shareholders”), each entered into a voting agreement, dated as of August 19, 2013 with Atlas Copco (referred to herein as the “voting agreements”) under which those supporting shareholders, among other things, agreed to vote their Shares, and have granted Atlas Copco a proxy to vote their Shares, representing, in the aggregate, approximately 84.3% of our outstanding ordinary shares, in favor of the special resolution to be proposed at the extraordinary general meeting. Assuming the supporting shareholders comply with their obligations under the voting agreements (and unless the merger agreement is terminated, in which case the voting agreements automatically terminate) and vote all of their Shares in favor of the special resolution to be proposed at the extraordinary general meeting, the resolution proposed at the extraordinary general meeting will be passed. For further details, see the section entitled Voting by Certain Shareholders at the Extraordinary General Meeting.

As of the date of this proxy statement, 112,850,595 Shares were outstanding and are capable of being voted at the extraordinary general meeting.

Q:                                 How does the Company’s board of directors recommend that I vote on the proposals?

A:                                   After careful consideration, our board of directors unanimously recommends that you vote FOR the proposal to approve and authorize the Company to merge with Varg Holding so that the Company be the surviving company and all the undertaking, property and liabilities of Varg Holding vest in the Company by virtue of such merger pursuant to the Cayman Companies Law and to approve and confirm the Cayman plan of merger in the form annexed hereto.

You should read The Merger—Reasons for the Merger and Recommendation of Our Board of Directors for a discussion of the factors that our board of directors considered in deciding to recommend the approval and authorization of the Cayman plan of merger and any and all transactions contemplated thereby. In addition, in considering the recommendation of our board of directors, you should be aware that some of the Company’s directors and executive officers may have interests in the merger that are different from, or in addition to, the interests of our shareholders generally. See the section entitled The Merger—Interests of Our Directors and Executive Officers in the Merger.

Q:                                  Who is entitled to vote at the extraordinary general meeting?

A:                                   Only shareholders entered in the register of members of the Company at the close of business in the Cayman Islands on the Share record date, being October 2, 2013, or such shareholders’ duly appointed proxies or representatives, are entitled to vote at the extraordinary general meeting or any adjournment or postponement thereof.

ADS holders cannot directly vote at the extraordinary general meeting or any adjournment or postponement thereof. Instead, ADS holders may instruct The Bank of New York Mellon, in its capacity as depositary of the ADSs (and as the record holder of the Shares underlying the ADSs on the Share record date) (referred to herein as the “depositary” or the “ADS depositary”), how to vote the Shares underlying their ADSs. The ADS depositary must receive their instructions no later than 5:00 p.m. (New York City time) on September 27, 2013, in order to vote the Shares underlying the ADSs at the extraordinary general meeting. Instructions on how to vote such ADSs are set out below.

Q:                                  What constitutes a quorum for the extraordinary general meeting?

A:                                   Two qualifying persons, being members of the Company or such members’ duly authorized or appointed representative or proxy, present at a meeting and entitled to vote on the business to be dealt with constitute a quorum, unless: (i) each is a qualifying person only because he is authorized under the Cayman Companies Law to act as a representative of a company in relation to the meeting, and they are representatives of the same company; or (ii) each is a qualifying person only because he is appointed as proxy of a member in relation to the meeting, and they are proxies of the same member.

Q:                                  After the merger is completed, how will I receive the cash for my Shares?

A.                                    As soon as practicable after the merger is completed, you will be sent, in a separate mailing, a letter of transmittal (and any other documents that may be required) and instructions to be completed and delivered to the exchange agent for the merger in order to receive the merger consideration. Once you have submitted the properly completed letter of transmittal and other documents as necessary, the exchange agent will send you the base consideration. If the Additional Payment has been determined at that time, you will receive it with the base consideration. If the Additional Payment is determined subsequently, it will be paid out from an escrow account promptly after the final amount is determined.

Q:                                  After the merger is completed, how will I receive the cash for my ADSs?

A.                                    If you own ADSs, as soon as practicable after the merger is completed, the ADS depositary will call for the surrender of all ADSs. Upon the surrender of ADSs, the ADS depositary will pay to the surrendering person the base consideration. If the Additional Payment has been determined at that time, you will receive it with the base consideration. If the Additional Payment is determined subsequently, it will be paid out from an escrow account promptly after the final amount is determined.

Q:                                 How do I vote if Shares are registered in my name?

A:                                   If Shares are registered in your name (that is, you do not hold ADSs or otherwise hold Shares through a bank or broker) as of the Share record date, you should simply indicate on your proxy card how you want to vote, and sign and return your proxy card as soon as possible, but in any event, the proxy card must be delivered to the Company by 10:30 a.m. on October 2, 2013, being 48 hours prior to the extraordinary general meeting, so that your Shares will be represented and may be voted at the extraordinary general meeting. You may return your proxy by email or by mail by following the instructions shown on your proxy card.

Alternatively, if you own Shares as of the Share record date, you can attend the extraordinary general meeting and vote in person. If you decide to sign and send in your proxy card, and do not indicate how you want to vote, the Shares represented by your proxy will be voted FOR the approval and authorization of the Cayman plan of merger and the other limbs of the resolution set out in the Notice unless you appoint a person other than the chairman of the meeting as proxy, in which case the Shares represented by your proxy card will be voted (or not submitted for voting) as your proxy determines. If your Shares are held by your broker, bank or other nominee, see below.

Q:                                  How do I vote if I own ADSs?

A:                                   If you own ADSs, you may instruct the ADS depositary (as the record holder of the Shares underlying your ADSs) how to vote the Shares underlying your ADSs by completing and signing the voting instruction card provided by the ADS depositary and returning it in accordance with the instructions printed on it as soon as possible but, in any event, so as to be received by the ADS depositary no later than 5:00 p.m. (New York City time) on September 27, 2013. If you own ADSs, this is the only way you can vote, and you cannot vote at the extraordinary general meeting directly. The ADS depositary has advised us that it intends to mail to all owners of ADSs, as of August 30, 2013, this proxy statement, the accompanying notice of extraordinary general meeting and a voting instruction card. The ADS depositary will endeavor, in so far as practicable, to vote or cause to be voted the amount of Shares represented by such ADSs, evidenced by American Depositary Receipts (referred to herein as “ADRs”) related to those ADSs, in accordance with the instructions in the voting instruction cards received from holders of ADSs. The ADS depositary must receive such voting instruction cards no later than 5:00 p.m. (New York City time) on September 27, 2013.

The ADS depositary has advised us that it will not vote or attempt to exercise the right to vote any Shares other than in accordance with those instructions. If the ADS depositary does not receive your instructions before 5:00 p.m. (New York City time) on September 27, 2013, the ADS depositary will not vote or attempt to exercise the right to vote the Shares underlying your ADSs. If the ADS depositary timely receives your voting instructions which fail to specify the manner in which the ADS depositary is to vote the Shares underlying your ADSs, the ADS depositary will not exercise your right to vote, pursuant to the deposit agreement. The ADS depositary and its agents have advised us that they are not responsible if they fail to carry out your voting instructions or for the manner in which they carry out your voting instructions. This means that if the Shares underlying your ADSs are not able to be voted at the extraordinary general meeting, there may be nothing you can do.

Q:                                  If my Shares or my ADSs are held in a brokerage account, will my broker vote my Shares on my behalf?

A:                                   Your broker, bank or other nominee will only vote your Shares on your behalf or give voting instructions with respect to the Shares underlying your ADSs if you instruct it how to vote. Therefore, it is important that you promptly follow the directions provided by your broker, bank or nominee regarding how to instruct it to vote your Shares or the Shares represented by your ADSs. If you do not instruct your broker, bank or other nominee how to vote your Shares that it holds, either directly or in ADS form, those Shares may not be voted.

Q:                                  What will happen if I abstain from voting or fail to vote on the proposal to approve and authorize the merger agreement and the Cayman plan of merger and any and all transactions contemplated thereby?

A:                                   If you abstain from voting, fail to cast your vote in person or by proxy or fail to give voting instructions to the ADS depositary, your broker, dealer, commercial bank, trust company or other nominee, your vote will not be made or counted.

Q:                                  May I change my vote?

A:                                   Holders of the Shares who have provided the Company with their proxies may revoke their proxies by notification to the Company in writing at any time prior to the shareholder vote at the extraordinary general meeting. A shareholder can do this in one of three ways:

•                                          Firstly, a registered shareholder can revoke a proxy by written notice of revocation given to the chairman of the extraordinary general meeting before the extraordinary general meeting commences. Any written notice revoking a proxy should also be sent to Sarah Larkins, Company Secretary at Edwards at Crawley Business Quarter, Manor Royal, Crawley, West Sussex, RH10 9LW, England, or by email, to atlascopcomerger@edwardsvacuum.com.

•                                          Secondly, a registered shareholder can complete, date and submit a new proxy card bearing a later date than the proxy card sought to be revoked to the Company if delivered to the Company by 10:30 a.m. on October 2, 2013, being 48 hours prior to the extraordinary general meeting. You may return a new proxy by email or by mail by following the instructions shown on your proxy card.

•                                          Thirdly, a registered shareholder can attend the meeting and vote in person. Attendance, by itself, will not revoke a proxy. It will only be revoked if the registered shareholder actually votes at the extraordinary general meeting.

If you hold Shares through a broker, bank or nominee and have instructed your broker, bank or nominee to vote your Shares, you must follow the directions received from such broker, bank or nominee to change those instructions.

If you hold ADSs and have provided voting instructions to the ADS depositary, you must follow directions received from the ADS depositary to change those voting instructions.

If you hold your ADSs through a broker, bank or nominee and you have instructed your broker, bank or nominee to give ADS voting instructions to the ADS depositary, you must follow the directions of your broker, bank or nominee to change those instructions.

Q:                                  Should I send in my Shares or ADSs now?

A:                                   No. After the merger is completed, you will be sent a letter of transmittal with detailed written instructions for exchanging your Shares or ADRs for the merger consideration. If your ADRs are held in “street name” by your broker, bank or other nominee you will receive instructions from your broker, bank or other nominee as to how to effect the surrender of your ADSs in exchange for the merger consideration. Please do not send in your Shares or ADRs now.

Q:                                  What happens if I sell my Shares or ADSs before the extraordinary general meeting?

A:                                   The Share record date for voting at the extraordinary general meeting is earlier than the date of the extraordinary general meeting and the date that the merger is expected to be completed. If you transfer your Shares after the Share record date but before the extraordinary general meeting, you will retain your right to vote at the extraordinary general meeting unless you have given, and not revoked, a proxy to your transferee, but will transfer the right to receive the merger consideration or to exercise dissenters’ rights under Section 238 of the Cayman Companies Law to the person to whom you transfer your Shares, so long as such person is registered in the register of members of the Company as the holder of such Shares when the merger is completed. In such case, your vote is still very important and you are encouraged to vote.

If you transfer your ADSs after August 30, 2013 but before the extraordinary general meeting, you will retain your right to instruct the ADS depositary to vote at the extraordinary general meeting (so long as the ADS depositary can receive your voting instruction cards no later than 5:00 p.m. (New York City time) on September 27, 2013), but will transfer the right to receive the merger consideration to the person to whom you transfer your ADSs, so long as such person owns such ADSs when the merger is completed.

Q:                                  Do shareholders have dissenters’ rights?

A:                                   Yes. Shareholders who hold their Shares in their own name will have the right to dissent from the merger and to receive payment of the fair value of their Shares if the merger is completed, but only if they deliver to the Company, before the extraordinary general meeting, written notice of objection to the merger and subsequently comply with all procedures and requirements of Section 238 of the Cayman Companies Law for the exercise of dissenters’ rights. The fair value of your Shares as determined by the Grand Court of the Cayman Islands pursuant to the Cayman Companies Law could be more than, the same as, or less than the merger consideration you would receive pursuant to the merger agreement if you did not exercise dissenters’ rights with respect to your Shares. If you exercise dissenters’ rights and the fair value of your Shares is determined to be less than what you would have received pursuant to the terms of the merger agreement, you will be entitled to receive only such lesser amount.

ADS holders will not have the right to dissent from the merger or to receive payment of the fair value of the Shares underlying their ADSs, unless ADS holders become registered holders of Shares as described below. The ADS depositary, as record holder of the Shares underlying the ADSs, will not attempt to perfect any dissenters’ rights with respect to any of the Shares that it holds, even if an ADS holder requests the ADS depositary to do so. ADS holders wishing to exercise dissenters’ rights must surrender their ADSs to the ADS depositary, pay a US$0.05 cancellation fee per ADS and a US$17.50 cable fee per ADS transaction, together with any taxes or governmental charges payable in connection with such surrender, provide instructions for the registration of the corresponding Shares, and certify that they have not given, and will not give, voting instructions as to the ADSs (or alternatively, they will not vote the Shares) before September 27, 2013 and become registered holders of Shares by 10:30 a.m. on October 1, 2013, being 72 hours before the extraordinary general meeting. Thereafter, such former ADS holders must comply with the procedures and requirements for exercising dissenters’ rights with respect to the Shares under Section 238 of the Cayman Companies Law.

We encourage you to read the section of this proxy statement entitled Dissenters’ Rights as well as Annex B—Cayman Companies Law (2012 Revision)—Section 238 to this proxy statement carefully and to consult your own Cayman Islands legal counsel if you desire to exercise your dissenters’ rights.

Q:                                  If I own ADSs and seek to exercise dissenters’ rights, how do I convert my ADSs to Shares, and when is the deadline for completing the conversion of ADSs to Shares?

A:                                   If you own ADSs and wish to exercise dissenters’ rights, you must surrender your ADSs at the ADS depositary’s office at The Bank of New York Mellon, 101 Barclay Street New York, New York 10286, United States of America. Upon payment of a US$0.05 cancellation fee per ADS and a US$17.50 cable fee per ADS transaction, together with any taxes or governmental charges payable in connection with such surrender, and a certification that you have not given, and will not give, voting instructions to the ADS depositary in respect of the ADSs being cancelled (or alternatively, that you will not vote the Shares), the

ADS depositary will transfer the Shares and any other deposited securities underlying the ADSs to such ADS holder or a person designated by such ADS holder.

The deadline for surrendering ADSs to the ADS depositary for these purposes is September 27, 2013 (which allows time for the ADS depositary to effect the cancellation of the ADSs and the Company to have its register of members updated so that such former ADS holders can become holders of record by 10:30 a.m. on October 1, 2013, being 72 hours before the extraordinary general meeting).

Q:                                  Will any proxy solicitors be used in connection with the extraordinary general meeting?

A:                                   The Company is not currently intending to use any proxy solicitors.

Q:                                  What do I need to do now?

A:                                   We urge you to read this proxy statement carefully, including its annexes and the other documents referred to or incorporated by reference herein and to consider how the merger affects you as a shareholder. After you have done so, please vote as soon as possible.

Q:                                  Who can help answer my questions?

A:                                   If you have any questions about the merger or if you need additional copies of this proxy statement or the enclosed proxy card, you should contact the Company Secretary, Sarah Larkins, at Edwards, Crawley Business Quarter, Manor Royal, Crawley, West Sussex, RH10 9LW, England, or, by email, at altascopcomerger@edwardsvacuum.com.

THE MERGER

Parties to the Merger

Edwards Group Limited

Manor Royal, Crawley,

West Sussex RH10 9LW, United Kingdom

+44 (0) 1293 528844

Edwards, a global industrial technology company, is a leading manufacturer of sophisticated vacuum products and abatement systems and a leading provider of related value-added services. We sell our products, systems and services across several targeted market sectors that we define as Semiconductor, General Vacuum and Emerging Technologies, each of which contains several sub-sectors.

For more information please visit our website at www.edwardsvacuum.com. Information on our website is not, and is not intended to be a part of, or incorporated by reference into, this proxy statement.

Atlas Copco AB

SE-105 23

Stockholm, Sweden

+46-87438000

Atlas Copco is an industrial group with world-leading positions in compressors, construction and mining equipment, power tools and assembly systems which delivers sustainable solutions for increased customer productivity, through innovative products and services.

For more information please visit Atlas Copco’s website at www.atlascopco.com. Information on such website is not, and is not intended to be a, part of or incorporated by reference into this proxy statement.

Varg Holding

c/o CARD Corporate Services Ltd

Zephyr House

122 Mary Street, P.O. Box 709

Grand Cayman KY1-1107, Cayman Islands

Varg Holding is a wholly-owned subsidiary of Atlas Copco incorporated in the Cayman Islands for the purpose of the merger.

Background of the Proposed Merger

CCMP and Unitas acquired the Edwards group on May 31, 2007 for approximately £460 million.

As part of its on-going evaluation of Edwards’ business, Edwards’ senior management and board of directors (the “Edwards board”) periodically review, consider and assess the Company’s operations, financial performance and industry conditions as they may affect Edwards’ long-term strategic goals and plans, including the consideration of potential opportunities for business combinations, acquisitions and other financial and strategic alternatives as well as the option of remaining as a standalone public company.

In July 2010, following the completion of an extensive restructuring of Edwards’ business, CCMP and Unitas started to explore potential opportunities to sell Edwards.  Edwards engaged Morgan Stanley as a financial advisor.  Morgan Stanley was instructed to run a “dual track process” to explore both the possibility of an initial public offering and a sale (the “2010 Process”).  As part of the 2010 Process, approximately 60 strategic and financial buyers were approached to gauge their potential interest in the acquisition of Edwards.  The 2010 Process did not result in the submission of any binding proposals to acquire Edwards, and, given the lack of interest, CCMP and Unitas terminated the 2010 Process.

On December 14, 2010, the Edwards board initiated a process for an initial public offering (the “UK IPO”) of Edwards and a listing on the London Stock Exchange.  The preliminary prospectus gave a price range valuing the entire issued share capital of Edwards at between £1.0 billion and £1.3 billion.  There was insufficient demand for Edwards’ Shares within that price range or at any other price acceptable to the Edwards board and Edwards’ largest shareholders, and there was at that time considerable volatility in all financial markets.  As a result, Edwards terminated the UK IPO in April 2011.

During the process leading up to the proposed UK IPO, CCMP had received an unsolicited, preliminary enquiry from a major shareholder of a potential strategic purchaser for Edwards (“Party A”), seeking to discuss the acquisition by Party A of a majority stake in Edwards in return for shares in Party A. CCMP indicated to Party A that such an approach would be unacceptable to it as it neither provided adequate consideration nor a full exit for shareholders. At around the same time, CCMP also received an unsolicited preliminary inquiry from a potential financial purchaser (“Party B”) which wished to consider a potential transaction with Edwards. CCMP indicated to Party B that it should read the IPO prospectus and then decide whether it wanted to pursue discussing a potential transaction further. Nothing further was heard from Party B.  CCMP promptly reported these approaches to the Edwards board.

During the period following the termination of the UK IPO, John Lewis, at the time a partner of Unitas and a director of Edwards, received an unsolicited, preliminary enquiry from one of the potential financial buyers which had participated in the 2010 Process (“Party C”). Party C enquired about a potential purchase of part (but not all) of the share capital of Edwards. Party C did not indicate any specific price for Edwards Shares. John Lewis indicated that he believed that such a transaction was unlikely to be acceptable to Edwards or its supporting shareholders.  John Lewis reported this enquiry to the Edwards board.

In the second half of 2011, CCMP contacted several investment banks, including Barclays and Goldman Sachs, to discuss potential ways to maximize value to Edwards’ shareholders. The Edwards board determined that an initial public offering in the US market would potentially be the best route to maximize value to its then existing shareholders.

In April 2012, Edwards commenced an initial public offering of ADSs (the “US IPO”), which closed in May 2012.  The preliminary prospectus for the US IPO stated a price range of US$11.00 to US$13.00 per share on the basis of an offering of 12,500,000 ADSs.  There was insufficient demand from investors in the US IPO within that price range and the US IPO was priced at US$8.00 per Share (with no change in the size of the offering).  Since the US IPO, Edwards’ Shares have traded at a volume weighted average daily price of US$7.84 per Share.  More information on the recent market price of the ADSs can be found in the section entitled Market Price of the ADSs, Dividends and Other Matters.

Since the closing of the US IPO in May 2012, the Edwards board has continued to evaluate Edwards’ business and periodically reviews, considers and assesses the Company’s operations, financial performance and industry conditions as they may affect Edwards’ long-term strategic goals and plans, including the consideration of potential opportunities for business combinations, acquisitions and other financial and strategic alternatives as well as the option of remaining as a standalone public company.  Since the completion of the US IPO, the Edwards board has received several preliminary approaches relating to potential acquisition or merger transactions from both strategic buyers and financial sponsors. Such approaches have also been made to CCMP or to Unitas, and in such cases CCMP or Unitas has informed the Edwards board promptly, to the extent that the approach appeared to represent a serious opportunity to realize value for shareholders. When a preliminary approach was received from a potential buyer, that party has been encouraged first to review the available public information concerning Edwards and to revert once it has done so.  In most cases there has been no further contact after such preliminary approaches.  None of these discussions resulted in the submission of a binding proposal to acquire Edwards. During this time, Edwards’ management, including its chief executive officer and its chief financial officer, discussed the Company’s potential strategic options informally with Barclays and Goldman Sachs. Also, since the closing of the US IPO, Edwards and its largest shareholders have received a number of informal, unsolicited proposals from investment banks to undertake further secondary offerings of Shares held by its supporting shareholders, but all such proposals have indicated that an offering could only be accomplished at or below the current market price of Edwards Shares.

On January 30, 2013, Greg Brenneman, chairman of CCMP, and Bob McGuire, managing director of CCMP’s UK affiliate and a director of Edwards, had a meeting with a potential strategic purchaser (“Party D”) and the financial advisor to that purchaser in London.  During the meeting, which was held at Party D’s financial advisor’s request, Greg Brenneman and Bob McGuire provided an update based on public information on Edwards’ business and results, discussed the industry and the supporting shareholders’ intentions and invited Party D to revert back following those discussions with its thoughts.  Party D did not make any further contact.  The discussion with Party D was reviewed with the Edwards board.

Atlas Copco participated in the 2010 Process, although it did not submit a firm offer to acquire Edwards at that time.  No further conversation took place after the closing of the 2010 Process until late February 2013, when CCMP and Atlas Copco discussed industry issues. On February 28, 2013, Stephen Welton, executive advisor to CCMP, and Greg Brenneman met the chief executive officer of Atlas Copco, Ronnie Leten, at their request, in Stockholm to discuss industry issues. During this meeting, general industry-related topics were discussed and the attendees discussed Atlas Copco’s potential interest in acquiring Edwards. Following the meeting, CCMP (through an email from Greg Brenneman) reported the results of the meeting to the Edwards board.  On March 20, 2013, following a number of calls between Greg Brenneman and Ronnie Leten, during which such agreement was negotiated, Edwards and Atlas Copco entered into a confidentiality agreement, which included a “standstill” provision (restricting Atlas Copco’s ability to acquire Shares and to take other actions in relation to Edwards on an unsolicited basis) with a duration of 12 months and referred to a possible combination between Edwards and Atlas Copco.  On the same day Edwards and, with Edwards’ consent, CCMP provided certain confidential information regarding Edwards to Atlas Copco, which was designed to assist in Atlas Copco’s investigation of Edwards with a view to obtaining Atlas Copco’s valuation for Edwards for the Edwards board to consider.

In March 2013, a potential strategic purchaser (“Party E”) approached Jim Gentilcore, Edwards’ chief executive officer and Joe Delgado of CCMP was contacted by Goldman Sachs, which was then acting as Party E’s financial advisor. Party E and Edwards had previously discussed (and continue to discuss) collaboration on certain small scale commercial projects. At Party E’s request a meeting was arranged between the chief executive of Party E and Jim Gentilcore. At that meeting, Party E mentioned the possibility of an acquisition of Edwards by Party E, without giving details of a price or any other terms of its potential offer. These approaches and discussions were reported back to the Edwards board members by Joe Delgado and Jim Gentilcore. Later that same month, CCMP received further preliminary approaches from two potential strategic purchasers of Edwards (“Parties F and G”) through an investment banker. After initial preliminary discussions, Parties F and G did not engage in further discussion regarding such a transaction.  These approaches were promptly reported to the Edwards board by CCMP.

At around the same time, John Lewis noted to a representative of Party C that, although Edwards had not concluded that it wished to pursue a sale, Edwards was again considering its strategic options and asked whether Party C remained interested.  Nothing further was heard from Party C following this contact.  Another financial sponsor which had participated in the 2010 Process (“Party H”) contacted John Lewis and requested guidance as to whether there was a specific price at which the Edwards board might be prepared to recommend a transaction to shareholders.  John Lewis did not give any such guidance, but indicated that he would expect that any proposal would need to be at a significant premium to Edwards’ then current market price to be attractive to the Edwards board.  There was no further contact from Party H.  These contacts were promptly reported to the Edwards board.

On March 22, 2013, at the Edwards board’s direction, Barclays, which had previously acted as financial advisor to Edwards on its US IPO, approached a financial investor (“Party I”) to discuss the potential opportunity of an acquisition of Edwards.  The approach was made in the context of Party I’s recent acquisition of a company operating a similar business to Edwards.  However, Party I expressed little interest in pursuing a transaction with Edwards and no further discussions took place.  Barclays reported the conversations with Party I to the Edwards board.

On April 1, 2013, following Atlas Copco’s review of public information concerning Edwards, Edwards provided Atlas Copco with further background materials about its business.  An initial call attended by Jim Gentilcore, David Smith, Edwards’ chief financial officer, and representatives of Atlas Copco to discuss these materials took place on April 2, 2013.

In early April 2013, another financial investor (“Party J”) approached Barclays to inquire about a possible acquisition of Edwards.  Barclays discussed Edwards’ business and issues around trading float with Party J.  There has been no further contact with Party J.

On April 4, 2013, Jim Gentilcore met the chief executive officer of Party E, at Party E’s request. During this meeting, Party E expressed potential interest in exploring a transaction with Edwards.

On April 7, 2013, the Edwards board met to discuss the latest developments in discussions with potential purchasers. The meeting was also attended by Weil Gotshal & Manges (referred to herein as “Weil”), legal advisors to Edwards. Weil reviewed and discussed with the directors of Edwards their duties under Cayman Islands law, and the Edwards board considered the discussions with various potential buyers and the potential process for conducting sale discussions. While the Edwards board reached no decision on the potential sale of the Company, the Edwards board determined to continue discussions with all potential purchasers with a view to assessing options that would maximize shareholder value and to authorize the directors not affiliated with CCMP or Unitas to select a financial advisor on behalf of the Company to assist the Edwards board in assessing and developing a view on the valuation of Edwards in the context of the approaches by potential purchasers.

On April 8, 2013, Edwards entered into a confidentiality agreement (which included a standstill provision on the same terms as that negotiated with Atlas Copco) with Party E. Edwards shared certain financial information relating to Edwards with both Atlas Copco and Party E. It was considered that sharing such information would assist Atlas Copco and Party E with their due diligence and was consistent with the board’s objective of maximizing value for all shareholders.

On April 9, 2013, at the request of Nick Rose (chairman of Edwards), Jim Gentilcore, David Smith and Rick Medlock, (referred to herein as the “unaffiliated directors”, being those not affiliated with either of the supporting shareholders), Edwards contacted and on April 11 engaged Davis Polk & Wardwell (referred to herein as “Davis Polk”) to provide advice in connection with a possible transaction in addition to that provided by Weil.  At the request of the unaffiliated directors, Edwards also selected Lazard Frères & Co. LLC (referred to herein as “Lazard”) as an independent financial advisor (having considered three investment banks for this role) and commenced discussions with Lazard with a view to Lazard providing financial advice to the Edwards board. On the same day, Edwards instructed Barclays and Lazard to prepare preliminary valuation analyses for the meeting of its board scheduled for April 14, 2013.

On April 11 and 12, 2013, various calls took place between Jim Gentilcore and David Smith of Edwards and Ronnie Leten and Hans Ola Meyer of Atlas Copco responding to questions raised by Atlas Copco following its review of the materials supplied by Edwards. The questions principally related to Edwards’ strategy and an update on current business.

On April 13, 2013, Atlas Copco submitted to Edwards a preliminary indication of interest to acquire Edwards for a price of US$8.80 per Share plus a contingent value right of up to US$1.00 per Share, dependent on Edwards achieving certain revenue targets for the years ending December 31, 2013 and December 31, 2014. This proposal (including the contingent payment) represented a premium of approximately 27.8% to the then current market price of Edwards Shares.

On April 14, 2013, a meeting of the Edwards board was held.  The meeting was attended by Barclays, Lazard, Weil and Davis Polk.  Barclays and Lazard presented their preliminary views on valuation and the terms of the transaction proposed by Atlas Copco. The Edwards board also received information from Barclays on the terms likely to be proposed by Party E, which, according to information provided to Barclays by Goldman Sachs (acting as Party E’s financial advisor), were expected to involve an offer consisting of a mix of cash and shares in Party E valued at close to the price indicated by Atlas Copco.  The Edwards board considered a variety of potential strategic options available to Edwards, including the option of remaining as a public company and the option of seeking other buyers.  The Edwards board concluded that neither the indicative offer from Atlas Copco nor the terms likely to be proposed by Party E were adequate and in the best interests of Edwards’ shareholders, but that the discussions with Atlas Copco and Party E had the potential to result in an offer or offers which would enable all shareholders to receive greater value than would be realized if Edwards were to remain as a public company. In reaching this conclusion, the Edwards board had regard to the prospects for its business and the cyclical nature of the industry in which it operates and the low probability of a significant improvement in the price of Edwards Shares in the medium term given the lack of movement following some strong quarterly earnings releases.  The Edwards board also concluded on the basis of previous contacts that there was little prospect of interest from other potential buyers.  Accordingly the Edwards board decided that Atlas Copco and Party E should be encouraged to improve their offers.  Barclays was instructed to continue discussions with Party E and Goldman Sachs, its financial advisor.  Given the nature and outcome of previous processes, including the 2010 Process and the approaches received during the UK IPO and the US IPO and thereafter, the Edwards board decided that it was not in the best interests of Edwards’ shareholders to undertake an auction process for Edwards.  The Edwards board also considered that starting a formal auction process could deter further interest by Atlas Copco and Party E, which could potentially deprive shareholders of the opportunity to realize significant value and compromise Edwards’ relationships with customers and suppliers and its ability to attract and retain key personnel.

On April 15, 2013, Ronnie Leten indicated to Greg Brenneman and Jim Gentilcore that he considered Atlas Copco’s offer made on April 13 to be full and fair. He suggested that an improvement of the offer along the lines of US$9.25 per Share plus a US$0.75 per Share contingent payment might be possible. At the same time, he stressed that Atlas Copco was not willing to participate in an auction process and would not participate further in discussions at this stage. As a result, active discussions with Atlas Copco ceased until early June 2013 and Edwards pursued discussions with Party E with a view to determining whether Party E could make a more attractive proposal which would be in the best interests of shareholders.

On April 16, 2013, Edwards received through Jim Gentilcore a non-binding indication of interest from Party E at a price of US$9.50 to US$10.50 per Share to be paid in a combination of cash and stock of Party E with stock representing 20 to 30% of the consideration.

On April 17, 2013, the Edwards board met to discuss the proposal from Party E. The meeting was attended by Barclays, Lazard, Weil and Davis Polk. The Edwards board concluded that the proposal was not in the best interests of Edwards’ shareholders, in particular because of the significant stock component, the quantum of the consideration offered and the Edwards board’s view of Party E’s business and operations. Barclays was instructed to inform Goldman Sachs, financial advisor to Party E, of the Edwards board’s views. The Edwards board did, however, determine that Party E should be encouraged to improve its offer and that this should be communicated to Party E.

On April 19, 2013, Barclays contacted Goldman Sachs and communicated the Edwards board’s belief that Party E’s proposal was inadequate and should be improved.  Barclays told Goldman Sachs that the basis for moving forward the discussions with Party E was for Party E to gain certainty in its valuation of Edwards.  On April 21, 2013, Edwards began organizing a virtual data room to which Party E was given access.  Between April 23 and 25, 2013, due diligence meetings took place between Edwards, Barclays, Goldman Sachs and representatives of Party E.

On April 25, 2013, the Edwards board held its regularly scheduled board meeting in Korea at which an update on the progress of discussions with Atlas Copco (as communicated to Jim Gentilcore and Greg Brenneman on April 15) and Party E was given.

On May 1, 2013, Barclays requested that Goldman Sachs and Party E provide a list of any high-priority due diligence follow-up items as well as commit to a timetable for submitting a revised bid.  Goldman Sachs explained that Party E had a board meeting on May 6, 2013 and that they expected that Party E would submit a revised bid shortly thereafter.

Also on May 1, 2013, in order to assist the Edwards board to consider the value of Party E’s shares in connection with its offer, to determine whether such offer was in the best interest of Edwards’ shareholders, Edwards entered into an additional confidentiality agreement with Party E (which did not include a standstill provision in relation to shares in Party E), pursuant to which Party E provided Edwards with financial information concerning itself. Between May 1 and 8, 2013, Edwards analyzed that information with the assistance of Barclays.

On May 6, 2013, Goldman Sachs provided to Edwards a follow-up due diligence list focused on restructuring costs, foreign versus domestic cash and cash flow, working capital assumptions, expenses breakdown and market segmentation.

On May 8, 2013 Goldman Sachs informed Barclays that Party E had formed a board sub-committee to evaluate the potential transaction. The sub-committee meeting was scheduled for May 10, 2013, with a full board meeting to follow shortly thereafter to formulate a proposal on terms and consideration.

On May 17, 2013, Party E submitted a revised proposal to acquire Edwards at a value of US$9.80 per Share, to be paid 60% in cash and 40% in stock of Party E. This represented a premium of 26.3% to the then current market price of Edwards Shares.

On May 19, 2013, the Edwards board held a telephone meeting to review Party E’s revised proposal.  During the meeting, the Edwards board discussed the modest improvement in the proposal of Party E and the significant risk to be borne by Edwards’ stockholders in the stock component of the proposed consideration. The Edwards board instructed Barclays to express the board’s disappointment with both the quantum and mix of consideration to Party E and to encourage Party E again to improve its offer.  The following day, Barclays spoke with Goldman Sachs and shared Edwards’ feedback concerning the revised offer. Barclays reaffirmed the Edwards board’s commitment to achieve a higher price with a higher proportion of cash consideration than that offered so far by Party E. Barclays further highlighted that the bid appeared to be inferior to a potential proposal to acquire the Company and that the Edwards board did not see a basis for continuing discussions absent a meaningful improvement in Party E’s proposal.

On May 22, 2013, Barclays had a follow-up discussion with Goldman Sachs to again encourage Party E to improve its offer.  Goldman Sachs reaffirmed that Party E was unwilling to increase its value or the cash portion of its offer.

On May 28, 2013, Party E contacted Jim Gentilcore to communicate to the Edwards board that it was prepared to increase its offer to US$10.10 per Share with the increase from their original proposal entirely represented by stock, which Jim Gentilcore relayed to the full Edwards board. On May 29, 2013, after conversations with Jim Gentilcore and Joe Delgado of CCMP, Party E expressed the possibility of improving its proposal to around US$10.20 to

US$10.30 per Share with stock being 35% to 40% of the consideration.  A call involving the Edwards board took place that same day to report back the outcome of the discussions with Party E. The Edwards board continued to express concern about the valuation of the stock component of Party E’s offer and the complexity of any transaction with Party E. In the light of these considerations, the board requested Greg Brenneman to explore restarting discussions with Atlas Copco, which he did during the following days by calling Ronnie Leten and updating him on Edwards’ current trading performance.  Ronnie Leten agreed to meet Jim Gentilcore and other members of the Edwards board and management to discuss Atlas Copco’s proposal further.

On June 3, 2013, at Jim Gentilcore’s request, Joe Delgado spoke to Goldman Sachs and was informed that Party E might be willing to increase its price to US$10.50 per Share in cash and stock.

On June 4, 2013, Edwards provided a revised three year-forecast to both Atlas Copco and Party E, as sharing this information was intended to facilitate Atlas Copco’s and Party E’s consideration of a potential improvement to its offer.

Edwards then informed Party E that discussions with Atlas Copco had been reactivated and that a meeting between Edwards and Atlas Copco was being arranged for the coming days. At Goldman Sachs’ request, on June 5, 2013, a meeting took place (with some participants joining by telephone) between Joe Delgado, Greg Brenneman, Goldman Sachs, Jim Gentilcore, David Smith, Bob McGuire and representatives of Barclays. At that meeting Goldman Sachs transmitted to Edwards a revised proposal from Party E at a price of US$10.50 per Share split of 57% and 43% between cash and stock in Party E. That same day, a call took place between Jim Gentilcore and David Smith of Edwards and representatives of Atlas Copco. Jim Gentilcore reported to the Edwards board members that the call had been positive and that discussions remained active with Atlas Copco.

On June 6, 2013, Jim Gentilcore reported to the other Edwards board members the outcome of the June 5 meeting. Jim Gentilcore highlighted that Party E might show flexibility in the stock component of its offer to allow the equity portion to come down to around 35%. He invited the unaffiliated directors to reflect on Party E’s proposal, especially in view of the meeting with Atlas Copco scheduled for June 10, 2013.

On June 7, 2013, Barclays and Davis Polk hosted a call with Goldman Sachs and Wilmer Hale, counsel to Party E, to discuss challenges to a proposed closing timeline including tax restructuring and potential antitrust approval delays.

On June 8, 2013, the Edwards board met with Barclays, Lazard, Davis Polk and Weil in attendance and noted that a transaction with Party E would involve considerable uncertainty as to the value of Party E’s stock and would be complex and more time-consuming to execute than a transaction involving all cash consideration.  Other matters discussed included possible integration and synergy possibilities with Party E and corporate governance issues that would arise if a transaction with Party E resulted in existing Edwards shareholders holding a significant shareholding in Party E. The Edwards board also noted that Atlas Copco continued to be willing to discuss its potential offer further. The board considered that an all-cash transaction at an improved price, with increased certainty of completion, would be preferable to Party E’s proposal. Following this meeting, Greg Brenneman contacted Atlas Copco to seek to improve Atlas Copco’s proposal.

On June 10, 2013, at Atlas Copco’s request, a meeting was organized in Antwerp between Sir Kevin Smith, Jim Gentilcore and David Smith, directors of Edwards, and Greg Brenneman and Ronnie Leten, Stephan Kuhn, Geert Follens, Hakan Osvald, Hans Ola Meyer and Erik Pieder of Atlas Copco. Following negotiations between Edwards’ and Atlas Copco’s representatives, Atlas Copco increased its proposal during the meeting to US$9.25 per Share base consideration plus an additional payment of up to US$1.25 per Share based on 2013 results (but not on 2014 results, as in the previous proposal from Atlas Copco) and indicated that this represented Atlas Copco’s best and final offer.  The Edwards representatives indicated that this proposal would need to be considered by the Edwards board.  During this meeting, Atlas Copco also requested a period of exclusivity within which to negotiate definitive documentation for a transaction with Edwards.

On June 12, 2013, the Edwards board met to discuss the outcome of the meeting in Antwerp.  This meeting was attended by Weil and Davis Polk. The Edwards board welcomed the outcome of the meeting in Antwerp and instructed management to seek clarity on the terms agreed by seeking agreement to a short exclusivity letter summarizing such terms. Between June 12 and 19, 2013, further discussions were held between Greg Brenneman and Jim Gentilcore and David Smith of Edwards and Ronnie Leten and Hans Ola Meyer of Atlas Copco regarding the detailed terms of the merger, and focusing in particular on the terms of the additional payment and the linkage of such additional payment to Adjusted EBITDA (as defined in the section entitled Additional Payment or Additional Payment Right).

Party E was not informed about the details of Atlas Copco’s revised proposal, but on the basis of previous discussions it was clear that Party E could not match the revised proposal from Atlas Copco in terms of its cash component.  In light of this, on June 12, 2013, Goldman Sachs called CCMP to report that Party E was terminating any further discussions with Edwards and its advisors.

On June 19, 2013, Edwards and Atlas Copco signed an exclusivity agreement which included the proposed terms of the merger as of that date, subject to final approval of the boards of directors of both parties, completion of due diligence to Atlas Copco’s satisfaction (which was stated to require a period of six weeks from June 24, 2013) and certain other conditions that needed to be met before any definitive agreement could be reached. The letter specified a price in cash consisting of US$9.25 per Share payable at closing and an additional payment of up to US$1.25 per Share determined based on Edwards’ 2013 revenue, subject to achieving a corresponding minimum level of EBITDA. The exclusivity period lasted until July 18, 2013 and the parties agreed verbally to extend it after that date. The terms set out in the exclusivity letter were the same as the terms of the merger as described in this proxy statement.

Between June 20, 2013 and August 14, 2013, Atlas Copco undertook extensive due diligence on the business of Edwards, including site visits and review of financial and other information, and simultaneously the parties negotiated definitive documents. Atlas Copco was given access to the electronic data room on June 23, 2013.

On June 24, 2013, Edwards and Lazard signed an engagement letter with respect to Lazard’s engagement to act as financial advisor and to provide a fairness opinion in connection with any proposal to be considered by the Edwards board.

On June 30, 2013, Davis Polk circulated initial drafts of the merger agreement to Pillsbury Winthrop Shaw Pittman (referred to herein as “Pillsbury”), legal advisors to Atlas Copco, together with a first draft of the merger agreement additional payment schedule, setting out the proposed terms governing the contingent “additional payment” amount, and a form of shareholder voting agreement acceptable to each of the supporting shareholders of Edwards, as required by Atlas Copco in connection with the proposed merger (collectively referred to herein as the “merger documents”). In accordance with prior discussions with Atlas Copco, the initial draft of the merger agreement included a non-solicit or “no-shop” obligation on the part of Edwards with a customary “fiduciary out” in the event that Edwards board determined that its fiduciary duties required it to engage with a third party regarding an unsolicited alternative proposal. The initial draft did not contain the right for Atlas Copco to offer to amend the merger agreement to match any such third party proposal, but such right was later added following negotiation. Pillsbury reverted with revised drafts of the merger documents on July 8 and 11, 2013.  Revised mark-ups of the merger documents were shared by Davis Polk with Pillsbury on July 23, 2013, on which Pillsbury commented on July 29, 2013.  Revised drafts of the merger documents were exchanged by Davis Polk and Pillsbury on August 8 and August 12, 2013. During this period calls and meetings were held between Edwards, Atlas Copco, Davis Polk and Weil to negotiate the detailed terms of the merger documents.

On July 16, 2013, representatives of Edwards and Atlas Copco met in person at the offices of Davis Polk in London to negotiate certain business terms of the merger agreement. Key issues negotiated during this period included:

•                                          the extent of the representations, warranties and pre-closing covenants to be given by Edwards;

•                                          whether Edwards would be permitted to pay a pre-closing dividend and, if so, the effect of such dividend on the consideration to be received by Edwards shareholders;

•                                          timing of the closing date;

•                                          the rights of the parties to challenge the calculation of the Additional Payment amount;

•                                          the extent of the obligations of Atlas Copco to take action to ensure that the necessary regulatory consents were obtained;

•                                          the provisions of the merger documents relating to employees’ terms and conditions of after effectiveness of the merger;

•                                          the parameters within which the Edwards board may consider and/or recommend a superior proposal (as defined in the merger agreement) and the extent to which a change in the Edwards board’s recommendation would lead to termination of the merger agreement and/or the voting agreements.

On July 25, 2013, the Edwards board held its regularly scheduled meeting, which was also attended by Weil and Davis Polk, at which an update on the progress of the negotiations with Atlas Copco was given. Davis Polk and Weil summarized for the Edwards board the proposed offer from Atlas Copco, including the potential merger structure; how the merger consideration would be structured; what approvals would be required and the conditions for closing; the covenants of the Company relating to the period between signing and completion; the structure of termination of the agreement and associated termination payments; the consequences of a change or recommendation by Edwards board, project milestones; and the possible scenarios for closing.  Following discussions, the Edwards board resolved that discussions should continue.

On August 8, 2013 and August 9, 2013, representatives of Edwards and Atlas Copco met in person at the offices of Davis Polk in London to negotiate the final terms of the merger documents.  Over the following week, drafts of those documents and the various other agreements ancillary to the main transaction documents were circulated and finalized by Davis Polk, Weil, Maples and Calder (Cayman Islands legal advisors to Edwards) and Pillsbury.

On August 16, 2013, the unaffiliated directors discussed the potential Atlas Copco transaction during a conference call, it being recognized that such discussions would be continued in detail at the August 18, 2013 board meeting. Representatives of Davis Polk and Maples and Calder, as well as the Company’s general counsel and company secretary, also attended the call.  Prior to this meeting, the unaffiliated directors had received the materials for the Edwards board meeting convened for August 18, 2013 (as described below). The Company’s legal advisors reviewed with the unaffiliated directors and executive directors their duties under Cayman Islands law and discussed in detail the proposed merger consideration that would be offered to shareholders under the Atlas Copco proposal.  The unaffiliated directors discussed the contingent consideration of up to US$1.25 per Share, including, in particular, whether it could be reasonably expected that shareholders would receive at least between US$0.75 and US$1.25 per Share in contingent consideration under the Atlas Copco proposal. The unaffiliated directors reviewed with management management’s expectation for 2013 revenue and Adjusted EBITDA (as such performance would determine the amount, if any, of such contingent consideration payable to shareholders) and the risks to achieving such performance. The unaffiliated directors also considered the uncertainty inherent in consideration partially contingent on future performance and the risks that would be associated with any additional attempt to renegotiate the fixed versus contingent mix of merger consideration or timing of signing the definitive merger agreement, including the impact on relations with Atlas Copco, the increased risk of leaks and the potential harm this could have on the business, its relations with employees and customers, and the status of negotiations with Atlas Copco. The unaffiliated directors concluded that seeking to renegotiate the amount or mix of the consideration, or delay signing a definitive merger agreement to a time at which there was better visibility on 2013 revenue and Adjusted EBITDA was not in the best interests of shareholders, including in light of the foregoing discussions, management’s expectations for 2013 financial performance and Atlas Copco’s position that their proposal was their best and final offer. At the unaffiliated directors’ request, representatives of Lazard joined the call to review their preliminary financial analysis of the potential transaction with Atlas Copco and their valuation methodologies, which the unaffiliated directors discussed with Lazard. At the conclusion of the meeting, the unaffiliated directors confirmed their preliminary view that the proposed transaction was in the best interests if Edwards’ shareholders, which view was subject to further consideration and receipt of advice from the financial advisors.

On August 18, 2013, a telephonic meeting of the Edwards board was convened to review and discuss the terms of the potential merger of Edwards into Atlas Copco. Representatives of Lazard, Davis Polk, Weil and Maples and Calder, and the Company’s general counsel and Company secretary also attended the meeting. Prior to the meeting, the directors of the Edwards board received copies of the draft merger documents, a written presentation on their duties under Cayman Islands law, certain materials summarizing the background to the proposed merger and materials relating to the Company’s performance, strategy and potential future performance.

At the meeting, the Edwards board received presentations from its legal advisors concerning their duties under Cayman Islands law in connection with evaluating strategic alternatives for the Company. The Edwards board also reviewed the steps taken in connection with potential strategic transactions both before and after the Company’s initial public offering on NASDAQ.  In order to inform the Edwards board’s assessment of whether the Atlas Copco merger proposal or remaining a publicly traded company was in the best interests of the Company’s shareholders, at the board’s request the Company’s chief executive officer and chief financial officer reviewed the Company’s current trading, share price, business plan and strategy, company projections, challenges facing the Company and industry generally, and expectation for future performance (including in light of analyst consensus). In particular, management outlined their strategy for 2014, 2015 and beyond, and trends they saw in the industry and otherwise affecting the Company, including the cyclicality and volatility of the Company’s markets. Among the financial information that management reviewed with the Edwards board were the Company’s financial projections set forth under the section entitled Certain Financial Projections. The Edwards board also reviewed in detail with management their expectation for 2013 revenue and Adjusted EBITDA as well as the risks to achieving management’s expectations and, in particular, whether management’s expectations allowed the Edwards board to reasonably expect that shareholders would receive at least between US$0.75 and US$1.25 per Share in contingent consideration. The Edwards board concluded that it was highly unlikely that another bidder had the interest and firm capability to make an offer superior to the transaction proposed by Atlas Copco.

The Company’s legal advisors then reviewed in detail the proposed terms of the merger documents and the Edwards board considered the proposed terms of the merger, including, in particular the calculation of the contingent element of the merger consideration, covenants binding on the Company for the period between signing and closing of the merger, obligations on Atlas Copco with respect to efforts to obtain required approvals and various post-closing matters including treatment of Edwards employees, Edwards’ obligations on Atlas Copco with respect to efforts to obtain required approvals and various post-closing matters including treatment of Edwards employees, Edwards’ obligations with respect to non-solicitation of third party alternative proposals and relevant exceptions and the ability of the Edwards board to consider alternative offers to acquire the Company and terminate the merger agreement if they agreed to accept a superior proposal (as defined in the merger agreement).

Representatives of Lazard then reviewed with the Edwards board the valuation methodologies that they had employed when analyzing the Atlas Copco merger consideration proposal as summarized under the section entitled Opinion of the Board’s Financial Advisor. Lazard identified certain historic relationships it has with Unitas and its portfolio companies and Atlas Copco. The Edwards board did not consider these relationships to impair the ability of Lazard to provide the Edwards board with independent advice concerning the proposed transaction. Lazard then delivered to the Edwards board its oral opinion during the meeting, subsequently confirmed in writing, that based upon and subject to the factors and assumptions set forth in its opinion (including the assumption that the Company’s revenue and Adjusted EBITDA for 2013 will be in accordance with the Company’s projections, resulting in an Additional Payment or Additional Payment Rights of at least US$1.00 per Share), the merger consideration to be paid pursuant to the merger agreement to the shareholders of Edwards (other than Edwards, Atlas Copco, Varg Holding, their respective subsidiaries and holders who are entitled to and properly demand an appraisal of their Shares, herein collectively referred to in this proxy statement as “excluded holders”, and the supporting shareholders) was fair from a financial point of view to such holders. The full text of Lazard’s written opinion dated August 18, 2013, which sets forth, among other things, the assumptions made, procedures followed, factors considered, and qualifications and limitations on the review undertaken by Lazard in connection with its opinion, is attached to this proxy statement as Annex C.

The Edwards board again considered the potential strategic options available to Edwards, including approving the transaction with Atlas Copco (and any prospect of improvement in its current proposal), seeking other purchasers for Edwards, or remaining as a publicly traded company, including the Company’s prospects for future performance and Company and industry risks and uncertainties. Following these presentations and extensive discussions, the Edwards board decided unanimously to approve the merger documents, the merger and other transactions contemplated by the merger documents, to recommend the transaction with Atlas Copco to its shareholders and to authorize the signature of the merger documents. The reasons the Edwards board regard the merger with Atlas Copco as in the best interests of the Company’s shareholders are set forth in Reasons for the Merger and Recommendation of Our Board of Directors.

Immediately following the Edwards board meeting, the remuneration committee of the Edwards board met by telephone to approve the relevant provisions of the merger agreement relating to share options and Sharesave Plan and resolved to approve such provisions.

On August 19, 2013, the merger agreement was executed by the Company, Atlas Copco and Varg Holding and the voting agreements were executed by Atlas Copco and each of CCMP and Unitas, respectively.  Thereafter, the transaction was promptly announced prior to the opening of trading on NASDAQ on August 19, 2013.

Reasons for the Merger and Recommendation of Our Board of Directors

The Edwards board, at a meeting held on August 18, 2013, unanimously determined that it was desirable and in the Company’s best interests to approve and enter into the merger documents, and that the merger and the merger documents and the Cayman plan of merger were fair to and in the best interests of the Company’s shareholders, resolved to convene an extraordinary general meeting of the Company to approve the merger, the Cayman plan of merger and the transactions contemplated thereby, and to recommend that the shareholders of the Company approve and authorize the merger and the Cayman plan of merger.

In the course of reaching its determination, the Edwards board consulted with the Company’s management and legal and financial advisors and considered a variety of factors and potential benefits, including the following, the order of which does not necessarily reflect their relative significance:

•                                          the Edwards board’s knowledge of, familiarity with and review of the Company’s business, operations, assets, properties, business strategy and competitive position and the nature of the industry in which the Company operates, industry trends, and economic and market conditions, both on a historical and prospective basis;

•                                          the current and projected financial condition and results of operations of the Company, as well as its financial plan and prospects if it were to remain a standalone public company;

•                                          recent and historical market prices for the Shares, as compared to the merger consideration, including the fact that merger consideration of between US$9.25 per Share (being the base consideration payable at closing and assuming that no Additional Payment becomes payable) and US$10.50 per Share (being the total merger consideration payable if the maximum Additional Payment becomes payable based on the Company’s 2013 revenue and Adjusted EBITDA (as defined in the section entitled Additional Payment or Additional Payment Right)) represents a premium of approximately:

•                                          11% to 26% over the 30 day average closing price per ADS up to August 16, 2013 (the last trading day prior to announcement of the merger); and

•                                          16% to 31% over the IPO price per ADS;

•                                          the fact that, given the historical trading prices of Edwards Shares, the merger consideration was likely to represent a premium to purchase price for all Edwards shareholders;

•                                          the Edwards board’s review of the range of total consideration potentially payable as a result of changes in the financial metrics underlying the Additional Payment, including a review of the likelihood of, and potential effect on the business of the Company related to, such outcomes;

•                                          the reasonable level of confidence of management that, subject to the uncertainties inherent in projections of any nature, based on Edwards’ H1 2013 results and internal management full year projections including those set forth under the section entitled Certain Financial Projections of this proxy statement, the Additional Payment calculated in accordance with the additional payment calculation annex to the merger agreement could reasonably be expected to result in a total merger consideration in the range of between US$10.00 and US$10.50 per Share, with management’s current 2013 projections indicating a total merger consideration of US$10.25;

•                                          the possibility that, in the absence of the proposed merger, it could take a considerable period of time before the trading price of Edwards Shares would reach and sustain a level comparable to the potential merger consideration reasonably foreseeable, based on Edwards’ H1 2013 results and management projections, and the possibility that the trading price of Edwards Shares might not ever reach such level;

•                                          the fact that 100% of the merger consideration will be in cash, such that the transaction provides liquidity and a high degree of certainty of value to the Company’s shareholders;

•                                          the Edwards board’s belief that the merger consideration reasonably foreseeable based on Edwards’ H1 2013 results and management full year projections exceeds the Company’s likely value as a standalone company, including its potential for future growth, which belief was based on a number of factors including:

•                                          the inherent uncertainty of attaining management’s internal financial projections, including those set forth under the section entitled Certain Financial Projections of this proxy statement, and in particular the fact that by their nature such projections are less reliable with each succeeding year, including that Edwards’ actual financial results in future periods could be materially less than the projected results; and

•                                          the risks and uncertainties associated with maintaining and improving Edwards’ performance as a standalone company, including, among other risks and uncertainties, generally unfavorable macroeconomic trends impacting Edwards’ business, the potential impact of fluctuating capital expenditure cycles in the Company’s major markets, uncertainties associated with trends and developments in Edwards’ major markets, risks associated with Edwards’ assessment of expected demand for its products, the risk of loss of key customers or personnel, reliance on third party services, unforeseen regulatory, compliance or other governmental policies, including those related to operations outside of the United States, and each of the other risks and uncertainties described in Edwards’ SEC filings;

•                                          the Company’s experiences in evaluation of strategic alternatives for maximizing shareholder value at numerous stages in Edwards’ recent history, including at and prior to the time of the US IPO, and results of approaches and enquiries from time to time from third parties other than Atlas Copco regarding potential business combinations and strategic transactions with such other parties (as summarized under the Background to the Merger section of this proxy statement) and the risks and uncertainties associated with such alternatives;

•                                          the strategic options available to the Company and the Company’s assessment that none of these options, including remaining as a standalone entity or pursuing a transaction with another company, was realistically likely to present an opportunity that was equal or superior to the merger or to create value for the shareholders that was equal to or greater than that created by the merger in the foreseeable future;

•                                          the Edwards board’s view that the sale and negotiation process with Atlas Copco yielded the highest price reasonably available to the Company with the highest degree of certainty under the circumstances;

•                                          the risk that prolonging the sale and negotiation process further could have resulted in the loss of an opportunity to consummate a transaction with Atlas Copco, as well as uncertainty in Edwards’ key relationships with customers and suppliers;

•                                          the reputation of Atlas Copco, Atlas Copco’s record in completing public acquisition transactions and the absence of any financing condition;

•                                          the fact that the supporting shareholders, solely in their capacity as shareholders, are supportive of the transaction and have agreed, pursuant to and subject to the conditions of the voting agreements, to vote their Shares, representing approximately 84.3% of the issued and outstanding Shares, in favor of the merger on the proposed terms;

•                                          the fact that Company shareholders who choose to exercise their rights to dissent from the merger and who follow certain prescribed procedures are entitled to appraisal rights under the Cayman Companies Law; and

•                                          the opinion of Lazard delivered to the Edwards board that, as of the date of its oral and written opinion, and based upon and subject to the factors and assumptions set forth therein (including the assumption that the Company’s revenue and Adjusted EBITDA for 2013 will be in accordance with the Company’s projections, resulting in an Additional Payment or Additional Payment Right of at least US$1.00 per Share), the merger consideration to be paid pursuant to the merger agreement to the holders of Shares, other than the excluded holders and the supporting shareholders, is fair from a financial point of view to such holders, and the financial analyses related thereto prepared by Lazard and described below in the Opinion of the Board’s Financial Advisor section of the proxy statement.

The Edwards board also specifically considered the following terms of the merger agreement and related documents the order of which does not necessarily reflect their relative significance:

•                                          the right to an Additional Payment, at or shortly following the closing of the transaction, if the revenue and Adjusted EBITDA of the Company for 2013 meet certain thresholds;

•                                          the ability of the Company, subject to certain conditions, to respond to, provide information to and engage in discussions with, third parties who make unsolicited acquisition proposals, and to terminate the merger agreement to enter into an agreement with respect to a superior proposal prior to the extraordinary general meeting subject to the terms and conditions set out in the merger agreement;

•                                          the fact that the voting agreements entered into by the supporting shareholders (i) were required by Atlas Copco as a condition to its offer to purchase Edwards, and (ii) automatically terminate if the merger agreement is validly terminated in accordance with its terms, including termination by the Company to accept a superior proposal;

•                                          the termination fee provisions of the merger agreement, which were determined by the Edwards board to be reasonably customary and not likely be a significant deterrent to competing offers that might constitute superior proposals to the merger;

•                                          the Company’s ability to seek specific performance to prevent breaches of the merger agreement and to enforce specifically the terms of the merger agreement;

•                                          the absence of a financing condition to Atlas Copco’s and Varg Holding’s obligations to complete the merger;

•                                          the limited and otherwise customary conditions to the parties’ obligations to complete the merger, including the commitment by Atlas Copco and Varg Holding to use their reasonable best efforts to obtain applicable regulatory approvals and their agreement to assume certain risks related to conditions and requirements imposed by regulators in connection with obtaining such approvals; and

•                                          the customary nature of the representations, warranties and covenants of the Company in the merger agreement.

In addition to the merger agreement, the Edwards board also reviewed, considered and discussed the terms and potential ramifications of the other transaction documents proposed to be executed in connection with the merger agreement, including the voting agreements.

In the course of its deliberations, the Edwards board also considered a variety of risks and other potentially negative factors, including the following, the order of which does not necessarily reflect their relative significance:

•                                          the fact that, subsequent to the completion of the merger, Edwards will no longer exist as an independent public company and that the nature of the transaction as a cash transaction means the shareholders of the Company will have no on-going equity interest in the surviving company following the merger, meaning that the shareholders will cease to participate in the Company’s future earnings or growth following the closing of the transaction, and will no longer benefit from any increases in the value of the Company’s Shares;

•                                          the risks associated with various provisions of the merger documents, including:

•                                          the fact that the amount of the Company’s 2013 revenue and Adjusted EBITDA are not certain as of the date of the merger agreement and therefore the payment of the Additional Payment, including the amount thereof, based on such financial metrics cannot be assured;

•                                          the restrictions the merger agreement imposes on soliciting alternative acquisition proposals, and the fact that Edwards is obligated to provide Atlas Copco with notice of any acquisition proposal, together with the related transaction documents, and Atlas Copco must have two business days to match any competing acquisition proposal;

•                                          the obligation that the Company pay, by way of compensation, a termination fee of US$30,000,000 under certain circumstances, and the potential effect of such termination fee in deterring other potential acquirors from proposing alternative transactions (for a description of the circumstances under which the Company would be required to pay a termination fee to Atlas Copco, see the section entitled Expenses and Termination Fee);

•                                          the fact that the operations of the Company will be restricted by interim operating covenants under the merger agreement during the period between signing the merger agreement and the closing of the merger, which could effectively prohibit the Company from undertaking any strategic initiatives or other material transactions potentially to the detriment of the Company and its shareholders;

•                                          the risk that one or more conditions to the parties’ obligations to complete the merger will not be satisfied, and the related risk that the merger may not be completed even if the merger agreement is approved by the Company’s shareholders;

•                                          the fact that completion of the merger will not take place until January 2, 2014 at the earliest and the risk that this requirement may delay the time at which the completion would otherwise take place and the fact that the Additional Payment may be payable after closing (depending upon the timing of the finalization of the Company’s 2013 financial statements);

•                                          the fact that the supporting shareholders are obligated to vote their Shares, representing approximately 84.3% of the issued and outstanding Shares, in favor of the transaction unless the merger agreement is terminated, and that the Company has limited rights to terminate the merger agreement;

•                                          the fact that the Company has incurred and will continue to incur significant transaction costs and expenses in connection with the proposed transaction, regardless of whether or not the merger is consummated (including in connection with any litigation that may result from the announcement or pendency of the merger);

•                                          the risks and costs to the Company if the merger does not close and while the merger is pending, including the diversion of management and employee attention, potential employee attrition, the potential adverse effect on the trading price of our Shares and the potential disruptive effect on business and customer relationships, as well as the possibility of any suit, action or proceeding in respect of the merger agreement or the transactions contemplated by the merger agreement;

•                                          the interests of our directors and executive officers in the merger, including the matters described under the section entitled Interests of Certain Persons in the Merger; and

•                                          the possibility that the merger consideration (or part of it) may be taxable in the hands of the Company’s shareholders.

The foregoing discussion of the factors considered by the Edwards board summarizes certain material factors considered by the Edwards board. The Edwards board collectively reached the conclusion to approve the merger agreement, the merger and the other transactions contemplated by the merger agreement in light of the various factors described above and other factors that the members of the Edwards board believed were appropriate.

In view of the wide variety of factors considered by the Edwards board in connection with its evaluation of the merger and the complexity of these matters, the Edwards board did not consider it practical, and did not attempt, to quantify, rank or otherwise assign relative weights to the specific factors it considered in reaching its decision and did not undertake to make any specific determination as to whether any particular factor, or any aspect of any particular factor, was favorable or unfavorable to the ultimate determination of the Edwards board. Rather, the Edwards board made its recommendation based on the totality of information presented to it and the investigation conducted by it. In considering the factors discussed above, individual directors may have given different weights to different factors.

The foregoing discussion of the information and factors considered by the Edwards board is forward-looking in nature.  This information should be read in light of the factors set forth in the section entitled Cautionary Note Regarding Forward-Looking Statements of this proxy statement.

After careful consideration, our board of directors unanimously recommends that you vote FOR the proposal to approve and authorize the Company to merge with Varg Holding so that the Company be the surviving company and all the undertaking, property and liabilities of Varg Holding vest in the Company by virtue of such merger pursuant to the Cayman Companies Law and to approve and confirm the Cayman plan of merger in the form annexed hereto.

Opinion of the Board’s Financial Advisor

Edwards retained Lazard to act as financial advisor to Edwards and to render an opinion to the Edwards board as to the fairness, from a financial point of view, to holders of Shares (other than the holders of excluded shares, as such term is defined in the section entitled The Merger — Merger Consideration, and the Shares subject to the voting agreements) of the merger consideration to be paid to such holders in the transaction. On August 18, 2013, at a meeting of the Edwards board held to evaluate the merger, Lazard rendered its oral opinion to the Edwards board, subsequently confirmed in writing, that, as of such date, and based upon and subject to the assumptions, procedures, factors, qualifications and limitations set forth therein, the merger consideration to be paid to holders of Shares (other than the holders of excluded shares and the Shares subject to the voting agreements) in the merger was fair, from a financial point of view, to such holders.

The full text of Lazard’s written opinion, dated August 18, 2013, which sets forth the assumptions made, procedures followed, factors considered, and qualifications and limitations on the review undertaken by Lazard in connection with its opinion is attached to this proxy statement as Annex C and is incorporated into this proxy statement by reference.  The description of Lazard’s opinion set forth in this proxy statement is qualified in its entirety by reference to the full text of Lazard’s written opinion attached as Annex C.  We encourage you to read Lazard’s opinion and this section carefully and in their entirety.

Lazard’s opinion was directed to our board for the information and assistance of our board in connection with its evaluation of the merger and only addressed the fairness, from a financial point of view, to holders of Shares (other than the holders of excluded shares and the Shares subject to the voting agreements) of the consideration to be paid to such holders in the merger as of the date of Lazard’s opinion.  The Company did not request Lazard to consider, and Lazard’s opinion did not address, the relative merits of the transaction as compared to any other merger or business strategy in which the Company might engage or the merits of the underlying decision by the Company to engage in the merger.  Lazard’s opinion was not intended to and does not constitute a recommendation to any holder of Shares as to how such holder should vote or act with respect to the transaction or any matter relating thereto.  Lazard’s opinion was necessarily based on economic, monetary, market and other conditions as in effect on, and the information made available to Lazard as of, the date of Lazard’s opinion.  Lazard assumed no responsibility for updating or revising its opinion based on circumstances or events occurring after the date of Lazard’s opinion.  Lazard’s opinion did not express any opinion as to the price at which Shares may trade at any time subsequent to the announcement of the merger.

The following is a summary of Lazard’s opinion.  We encourage you to read Lazard’s written opinion carefully in its entirety.

In connection with its opinion, Lazard:

•	reviewed the financial terms and conditions of a draft, dated August 12, 2013, of the merger agreement;

•	reviewed certain publicly available historical business and financial information relating to the Company;

•

reviewed various financial forecasts and other data provided to Lazard by the Company relating to the business of the Company, including extrapolations thereto approved for Lazard’s use by management of the Company;

•	held discussions with members of the senior management of the Company with respect to the business and prospects of the Company;

•	reviewed public information with respect to certain other companies in lines of business Lazard believed to be generally relevant in evaluating the business of the Company;

•	reviewed the financial terms of certain business combinations involving companies in lines of business Lazard believed to be generally relevant in evaluating the business of the Company;

•	reviewed historical stock prices and trading volumes of the ADSs; and

•	conducted such other financial studies, analyses and investigations as Lazard deemed appropriate.

Lazard assumed and relied upon the accuracy and completeness of the foregoing information, without independent verification of such information.  Lazard did not conduct any independent valuation or appraisal of any of the assets or liabilities (contingent or otherwise) of the Company or concerning the solvency or fair value of the Company, and Lazard was not furnished with such valuation or appraisal.  With respect to the financial forecasts Lazard utilized in its analyses, Lazard assumed, with the consent of the Edwards board, that they were reasonably prepared on bases reflecting the best currently available estimates and judgments as to the future financial performance of the Company. Based on guidance from management of the Company, Lazard assumed, with the Edwards board’s consent, that the Company’s revenue and Adjusted EBITDA for the fiscal year ending December 31, 2013 (referred to herein as “FY 2013”) will be in accordance with the Company’s financial forecasts for FY 2013 resulting in an Additional Payment or an Additional Payment Right, as applicable, of at least US$1.00 per Share. Lazard assumes no responsibility for and expressed no view as to any of the forecasts mentioned above or the assumptions on which they were based.

In rendering its opinion, Lazard was not authorized to, and Lazard did not, solicit indications of interest from third parties regarding a potential transaction with the Company, although Lazard was advised by the Company of certain conversations it had with certain third parties.

In rendering its opinion, Lazard assumed, with the consent of the Company, that the transaction would be consummated on the terms described in the merger agreement, without any waiver or modification of any material terms or conditions of the merger agreement.  Representatives of the Company advised Lazard, and Lazard assumed, that the merger agreement, when executed, would conform to the draft reviewed by Lazard in all material respects. Lazard also assumed, with the consent of the Company, that obtaining the necessary regulatory or third party approvals and consents for the merger would not have an adverse effect on the Company. Lazard’s opinion did not address any legal, tax, regulatory or accounting matters, as to which Lazard understood that the Company obtained such advice as it deemed necessary from qualified professionals.  Lazard expressed no view or opinion as to any terms or other aspects of the merger (other than the merger consideration to the extent expressly specified in Lazard’s opinion). In addition, Lazard expressed no view or opinion as to the fairness of the amount or nature of, or any other aspects relating to, the compensation to any officers, directors or employees of any parties to the merger, or class of such persons, relative to the merger consideration or otherwise.

The following is a brief summary of the principal financial analyses and reviews that Lazard deemed appropriate in connection with rendering its opinion.  The brief summary of Lazard’s analyses and reviews provided below is not a complete description of the analyses and reviews underlying Lazard’s opinion.  The preparation of a fairness opinion is a complex process involving various determinations as to the most appropriate and relevant methods of analysis and review and the application of those methods to particular circumstances, and, therefore, is not readily susceptible to summary description.  Considering selected portions of the analyses and reviews or the summary set forth below, without considering the analyses and reviews as a whole, could create an incomplete or misleading view of the analyses and reviews underlying Lazard’s opinion.

In arriving at its opinion, Lazard considered the results of all of its analyses and reviews and did not attribute any particular weight to any factor, analysis or review considered by it; rather, Lazard made its determination as to fairness on the basis of its experience and professional judgment after considering the results of all of its analyses and reviews.

For purposes of its analyses and reviews, Lazard considered industry performance, general business, economic, market and financial conditions and other matters, many of which are beyond the control of the Company.  No company, business or transaction used in Lazard’s analyses and reviews as a comparison is identical to the Company or the merger, and an evaluation of the results of those analyses and reviews is not entirely mathematical.  Rather, the analyses and reviews involve complex considerations and judgments concerning financial and operating characteristics and other factors that could affect the acquisition, public trading or other values of the companies, businesses or transactions used in Lazard’s analyses and reviews.  The estimates contained in Lazard’s analyses and reviews and the ranges of valuations resulting from any particular analysis or review are not necessarily indicative of actual values or predictive of future results or values, which may be significantly more or less favorable than those suggested by Lazard’s analyses and reviews.  In addition, analyses and reviews relating to the value of companies, businesses or securities do not purport to be appraisals or to reflect the prices at which companies, businesses or securities actually may be sold.  Accordingly, the estimates used in, and the results derived from, Lazard’s analyses and reviews are inherently subject to substantial uncertainty.

The summary of the analyses and reviews provided below includes information presented in tabular format.  In order to fully understand Lazard’s analyses and reviews, the tables must be read together with the full text of each summary.  The tables alone do not constitute a complete description of Lazard’s analyses and reviews.  Considering the data in the tables below without considering the full description of the analyses and reviews, including the methodologies and assumptions underlying the analyses and reviews, could create a misleading or incomplete view of Lazard’s analyses and reviews.

Except as otherwise noted, the following quantitative information, to the extent that it is based on market data, is based on market data as it existed on or before August 15, 2013 and is not necessarily indicative of current market conditions.

Financial Analyses

Comparable Public Companies Analysis

Lazard reviewed and analyzed selected publicly traded companies that it viewed as reasonably comparable to the Company.  Consistent with its standard practices, in the course of its comparable public companies analysis, Lazard reviewed and analyzed certain financial information, valuation multiples and market trading data relating to selected comparable public companies in the vacuum equipment industry (referred to herein as “Vacuum Equipment”) and companies in the semiconductor capital equipment subsystems industry (referred to herein as “Semicap Subsystems”).  Lazard then compared such information to the corresponding information for us. In its analysis, Lazard considered industry performance, general business, economic, market and financial conditions and other matters.

The companies included in this analysis were:

Vacuum Equipment Companies

•                                          OC Oerlikon Corporation AG, Pfäffikon

•                                          Pfeiffer Vacuum Technology AG

Semicap Subsystems Companies

•                                          Advanced Energy Industries, Inc.

•                                          ATMI, Inc.

•                                          Brooks Automation, Inc.

•                                          Entegris, Inc.

•                                          MKS Instruments, Inc.

•                                          Teradyne, Inc.

The analysis indicated the following multiples for each of the two categories of comparable public companies listed above:

	Low	Median	High
Vacuum Equipment Companies:
Enterprise Value to CY 2014E EBITDA Multiple	6.6x	7.9x	9.2x
Net Cash Adjusted Price to CY 2014E EPS Multiple	14.2x	15.3x	16.4x
Semicap Subsystems Companies:
Enterprise Value to CY 2014E EBITDA Multiple	4.7x	6.2x	9.7x
Net Cash Adjusted Price to CY 2014E EPS Multiple	7.3x	10.4x	14.7x

Based on the foregoing, Lazard derived an enterprise value to estimated calendar year (referred to herein as “CY”) 2014 EBITDA multiple reference range of 6.2x to 7.9x for Semicap Subsystems and Vacuum Equipment companies.  Lazard applied such range to the Company’s estimated CY 2014 Adjusted EBITDA, further adjusted for the impact of capitalized research and development expenses, which was provided in the Company’s management projections.  The analysis resulted in a range of implied prices per Share from US$8.24 to US$11.43.

Using the same analysis, Lazard also calculated a net cash adjusted price to estimated CY 2014 EPS multiple reference range of 10.4x to 15.3x, which is defined as share price less any cash in excess of debt per share divided by adjusted EPS further adjusted for the corresponding tax effected net interest income, for Semicap Subsystems and Vacuum Equipment companies.  Lazard applied such range to the Company’s estimated CY 2014 adjusted EPS, further adjusted for the impact of capitalized research and development expenses, which was provided in the Company’s management projections.  The analysis resulted in a range of implied prices per Share from US$10.99 to US$16.17.

Precedent Transactions Analysis

Lazard reviewed and analyzed certain publicly available financial information for selected recent precedent merger transactions in the Vacuum Equipment and Semiconductor Capital Equipment (referred to herein as “Semicap”) industries and compared such information to the corresponding information for the merger.  The precedent transactions reviewed were:

Date Announced	Acquiror	Target
Selected Vacuum Equipment Precedent Transactions:
03/08/2013	KKR & Co. L.P.	Gardner Denver, Inc.
10/15/2012	ITT Corporation	Joh. Heinr. Bornemann GmbH
10/11/2011	Gardner Denver, Inc.	Robsuchi SpA
11/03/2010	Pfeiffer Vacuum Technology AG	Alcatel-Lucent SA (Adixen Vacuum Technology Business)
07/27/2009	Agilent Technologies, Inc.	Varian, Inc.
10/01/2008	IDEX Corporation	Richter Chemie-Technik GmbH
Selected Semicap Precedent Transactions:
08/13/2012	Tokyo Electron Limited	FSI International, Inc.
03/16/2012	Tokyo Electron Limited	NEXX Systems, Inc.
12/14/2011	Lam Research Corporation	Novellus Systems, Inc.
08/10/2011	Sino-American Silicon Products Inc.	Covalent Materials Corporation (Semiconductor Silicon Wafer Business)
12/06/2010	Advantest Corporation	Verigy Ltd.
11/17/2009	Applied Materials, Inc.	Semitool, Inc.
09/02/2008	Teradyne, Inc.	Eagle Test Systems, Inc.
06/26/2008	Orbotech, Ltd.	Photon Dynamics, Inc.
02/21/2008	KLA-Tencor Corporation	ICOS Vision Systems NV

Using publicly available information and market data, Lazard calculated and analyzed the enterprise value as a multiple of each target company’s EBITDA in each of the selected precedent transactions as to which such information was available, for the twelve months preceding (referred to herein as “LTM”), with respect to the date of announcement of the transaction based on publicly available information as of that date.  The analysis indicated the following multiples for each of the two categories of precedent transactions listed above as to which such information was available:

	Low	Median	High
Selected Vacuum Equipment Precedent Transactions:
Enterprise Value to LTM EBITDA Multiple	5.0x	8.2x	10.2x
Selected Semicap Precedent Transactions:
Enterprise Value to LTM EBITDA Multiple	3.9x	7.8x	11.9x

Based on the foregoing, Lazard utilized an enterprise value to LTM EBITDA multiple reference range of 7.8x to 8.2x and applied such range to the Company’s LTM Adjusted EBITDA, further adjusted for the impact of capitalized research and development expenses, as of June 30, 2013.  The analysis indicated a range of implied prices per Share from US$7.54 to US$8.10.

Discounted Cash Flow Analysis

Lazard conducted a discounted cash flow analysis of the Company on a standalone basis using financial projections for the remainder of fiscal year (referred to herein as “FY”) 2013 through FY 2015 prepared by the Company’s management (see the section entitled Certain Financial Projections) and certain trend-based projections developed for the purposes of the discounted cash flow analysis for FY 2016 through FY 2020 that were reviewed and approved by the Company’s management.  The analysis estimated the present value of standalone, unlevered, after-tax free cash flows for the remainder of FY 2013 to FY 2020 and a terminal value.  Lazard calculated terminal values using both EBITDA exit multiples and perpetual growth rates. The present values of free cash flows and terminal values were calculated using discount rates ranging from 11.5% to 12.5%, which were derived taking into account a weighted average cost of capital calculation. Using the long-term valuation of comparable public companies, growth rates of the industry and the overall economy and applying its professional judgment, Lazard applied an EBITDA exit multiple range of 5.9x to 6.9x to the Company’s FY 2020 Adjusted EBITDA, further adjusted for the impact of capitalized research and development expenses, and a perpetual growth rate range of 1.5% to 2.0% to standalone, unlevered, after-tax free cash flows beyond FY 2020, which resulted in a range of implied prices per Share of US$9.23 to US$10.93 (EBITDA exit multiple methodology) and US$9.73 to US$11.47 (perpetual growth rate methodology).

Other Analyses and Reviews

Lazard noted, as additional factors that were not considered part of Lazard’s financial analyses with respect to its opinion, but were referenced for informational purposes, a number of other analyses and reviews, as detailed below.

Post IPO Trading Range Analysis

Lazard noted that the historical low and high closing prices of the Company’s ADSs since the Company’s initial public offering were US$5.82 to US$8.79, respectively.

Analyst Price Targets Analysis

Lazard reviewed the public market trading price targets for the Company’s ADSs prepared and published by equity research analysts prior to August 15, 2013. These targets reflected each analyst’s estimate of the future public market trading price for the Company’s ADSs. The public market trading price targets published by equity research analysts do not necessarily reflect current market trading prices for the shares and these estimates are subject to uncertainties, including future financial performance of the Company and future financial market conditions. The range of equity analyst price targets for the Company’s ADSs was US$10.00 to US$12.00 per ADS. Because the general practice of equity research analysts is to provide 12 to 18 month price targets, Lazard discounted the analysts’ price targets by one year, based on its professional judgment, utilizing a discount rate of 12.0% to derive a range of present values of these price targets, which resulted in a range of equity research analysts’ price targets for the Shares of US$8.93 to US$10.71.

Comparable Public Companies Analysis (Revenue Multiples)

	Low	Median	High
Vacuum Equipment Companies:
Enterprise Value to CY 2014E Revenue Multiple	1.19x	1.48x	1.78x
Semicap Subsystems Companies:
Enterprise Value to CY 2014E Revenue Multiple	0.81x	1.23x	1.50x

Based on the foregoing and utilizing the same analysis and companies as detailed in “Comparable Public Companies Analysis”, Lazard derived an enterprise value to estimated CY 2014 revenue multiple reference range of 1.23x to 1.48x for Semicap Subsystems and Vacuum Equipment companies.  Lazard applied such range to the Company’s estimated CY 2014 revenue which was provided in the Company’s management projections.  The analysis resulted in a range of implied prices per Share from US$7.72 to US$9.98.

Premiums Paid Analysis

Lazard performed a premiums paid analysis based on the premiums paid, where applicable, in selected Vacuum Equipment and Semicap precedent transactions, as well as in selected U.S. publicly listed precedent transactions generally.  The selected Vacuum Equipment and Semicap precedent transactions are the ones listed above in the “Precedent Transactions Analysis” section which were publicly traded. Selected U.S. publicly listed precedent transactions were calculated using information from Thomson Reuters SDC Database and include transactions with enterprise values greater than US$500 million that were announced from January 1, 2005 through August 12, 2013.

The analysis was based on the one-day implied premiums paid in the selected precedent transactions.  Premiums paid were calculated as the percentage by which the per share consideration paid in each such transaction exceeded the closing price per share of the target companies one-day prior to the announcement date of such transactions.

The analyses indicated the following premiums paid:

	Low	Median	High
Selected Vacuum Equipment and Semicap Precedent Transactions:
One-day	10.4%	34.9%	68.4%
Selected U.S. Listed Precedent Transactions:
One-day	(1.9)%	27.4%	352.0%

Based on the foregoing, Lazard applied the median premium of 27.4% for selected U.S. listed precedent transactions and the median premium of 34.9% for selected Vacuum Equipment and Semicap precedent transactions to the closing price of the Shares as of August 15, 2013, the second to last full trading day before the execution of the merger agreement, resulting in prices per Share of US$10.64 and US$11.26 for listed precedent transactions and selected Vacuum Equipment and Semicap precedent transactions, respectively.  Based on this analysis, Lazard derived a range of implied prices per Share from US$10.64 to US$11.26.

Leveraged Buyout Analysis

Using projections for the remainder of FY 2013 through FY 2015 prepared by the Company’s management (see the section entitled Certain Financial Projections) and certain trend-based projections developed for the purposes of the leveraged buyout analysis for FY 2016 through FY 2018 that were reviewed and approved by the Company’s management, and assuming an estimated rate of return that financial investors may require, Lazard performed a leveraged buyout analysis of the Company in order to ascertain the per share consideration for the Shares that such investors might be willing to pay in a leveraged buyout transaction.

Lazard assumed a transaction date of June 30, 2013 and a target IRR ranging from 25.0% to 30.0% over a 5.5-year investment period ending on December 31, 2018, reflecting its professional judgment. Lazard also assumed a ratio of total debt to last twelve months Adjusted EBITDA as of June 30, 2013 of 5.5x and held entry and exit Adjusted EBITDA multiples, further adjusted for the impact of capitalized research and development expenses, constant. Based on this analysis, Lazard calculated a range of implied prices per Share from US$7.50 to US$9.25.

Miscellaneous

In connection with Lazard’s services as the Company’s investment banker, the Company agreed to pay Lazard an aggregate fee of US$3,000,000, half of which is contingent upon the closing of the transaction. The Company also agreed to reimburse Lazard for certain expenses incurred in connection with Lazard’s engagement and to indemnify Lazard and certain related persons under certain circumstances against certain liabilities that may arise from or relate to Lazard’s engagement, including certain liabilities under U.S. federal securities laws.

Lazard, as part of its investment banking business, is continually engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements, leveraged buyouts, and valuations for estate, corporate and other purposes.  Lazard has in the past provided, currently is providing and in the future may provide investment banking services to the Company and Atlas Copco, for which Lazard has received and may receive compensation, including, during the past two years, having advised the Company in connection with its initial public offering and advising or having advised Atlas Copco in connection with potential transactions. Lazard also in the past has provided, currently is providing and in the future may provide certain investment banking services to a significant shareholder of the Company and certain affiliates or portfolio companies, for which Lazard has received and may receive compensation.  In addition, in the ordinary course of their respective businesses, affiliates of Lazard Frères & Co. LLC and LFCM Holdings LLC (an entity indirectly owned in large part by managing directors of Lazard Frères & Co. LLC) may actively trade securities of the Company, Atlas Copco and certain of their respective affiliates for their own accounts and for the accounts of their customers and, accordingly, may at any time hold a long or short position in such securities. The issuance of Lazard’s opinion was approved by an authorized committee of Lazard.

Lazard is an internationally recognized investment banking firm providing a full range of financial advisory and other services.  Lazard was selected to act as investment banker to the Company because of its qualifications, expertise and reputation in investment banking and mergers and acquisitions, as well as its familiarity with the business of the Company.

The Company and Atlas Copco determined the merger consideration to be paid to the holders of Shares in the transaction through arm’s-length negotiations, and our board approved the merger consideration.  Lazard conducted the analyses and reviews summarized above for the purpose of providing an opinion to our board as to the fairness, from a financial point of view, to the holders of Shares (other than holders of excluded shares and parties to any voting agreement) of the merger consideration to be paid to such holders in the merger.  Lazard did not recommend any specific consideration to our board or any other person or indicate that any given consideration constituted the only appropriate consideration for the merger.

Lazard’s opinion was one of many factors considered by our board.  Consequently, the summary of the analyses and reviews provided above should not be viewed as determinative of the opinion of our board of directors with respect to the merger consideration or of whether our board of directors would have been willing to recommend a different transaction or determine that a different per share consideration was fair.  Additionally, Lazard’s opinion is not intended to confer any rights or remedies upon any employee or creditor of the Company.

Certain Financial Projections

Due to, among other reasons, the inherent unpredictability of forward-looking financial forecasting, Edwards’ management does not generally publish its business plan and strategies or make external disclosures of its anticipated financial position or results of operations other than providing, from time to time, estimated ranges of certain expected financial results and operational metrics that are typically limited to the current year in its regular earnings press releases and other investor materials.  In connection with Edwards’ ordinary-course business planning and budgeting process, in July of 2013, Edwards’ management prepared, and provided to the Edwards board, a non-public set of financial projections with respect to key metrics for the remainder of the 2013 fiscal year and the fiscal years 2014 and 2015.  This set of projections was provided to Atlas Copco in connection with its consideration of a potential strategic transaction, as well as to Lazard for use in connection with its financial analysis, as described in Opinion of Edwards’ Financial Advisors.  These projections were not intended for public disclosure.  The table set forth below includes a summary of these projections (referred to herein as the “July 2013 Projections”).

The financial projections were not prepared with a view toward public disclosure or compliance with published guidelines of the SEC, those established by IASB with respect to projections, IFRS or generally accepted accounting principles as applied in the U.S., or elsewhere but, in the view of Edwards management, were prepared on a reasonable basis.  The financial projections included in this proxy statement are unaudited.  Neither Edwards’ independent registered public accounting firm, nor any other independent auditors, have compiled, examined or performed any procedures with respect to the prospective financial information contained in the July 2013 Projections, nor have they expressed any opinion or given any form of assurance on the July 2013 Projections or their achievability. The inclusion of this information in this proxy statement should not be regarded as an indication that Edwards or anyone who received the financial projections then considered, or now considers, the projections to be a reliable prediction of future events, and this information should not be relied upon as such.

The financial projections reflect various estimates and assumptions made by Edwards, all of which are difficult to predict and many of which are beyond Edwards’ control, including, among others, the following assumptions: continued business growth in line with the historical, through-the-cycle rates (approximately 5%), with slightly higher growth in the services segment; continued growth rates in both the semiconductor and flat panel sectors through the end of the 2013 fiscal year; improved performance for the Company’s General Vacuum business segment in the remainder of the 2013 fiscal year; increased demand from large customers in connection with a shift to next-generation 450mm process technologies, as well as top-line semiconductor and flat-panel growth due to strengthening Chinese demand for smart phones and televisions; increased market share across segments; additional revenues from the recently announced acquisition of Gamma Vacuum; on-going investments consistent with the Company’s growth plans; an improved cost structure as a result of operational leverage and ongoing cost restructuring and the shift of the Company’s manufacturing base to locations promoting supply-chain efficiencies and savings; and an effective tax rate of 20%.

The financial projections reflect subjective judgment in many respects and, therefore, are susceptible to multiple interpretations and frequent revisions attributable to the volatility and cyclicality of Edwards’ industry and based on actual experience and business developments.  As such, the financial projections constitute forward-looking information and are subject to risks and uncertainties that could cause the actual results to differ materially from the projected results, including, but not limited to, Edwards’ performance and ability to achieve strategic goals over the applicable period, industry performance, general economic, market, interest rate and financial conditions, exchange-

rate fluctuations, operating and other revenues and expenses, effective tax rates, ongoing competitive pressures and pricing discipline, and capital expenditures and working capital, as well as the factors described under “Risk Factors” in Edwards’ Annual Report on Form 20-F for the fiscal year ended December 31, 2012. For additional information on factors that may cause Edwards’ future financial results to materially vary from those projected below, see the section entitled Cautionary Note Regarding Forward-Looking Statements. The financial projections cannot, therefore, be considered a guarantee of future operating results and should not be relied upon as such.

The financial projections were prepared by Edwards’ management based on information they had at the time of preparation and are not a guarantee of future performance. The financial projections were, in general, prepared solely for use by Edwards’ management and board of directors and are subjective in many respects and, thus, subject to interpretation. The financial projections cover multiple years and such information, by its nature, becomes less predictive with each succeeding year. Neither Edwards nor any of its affiliates assumes any responsibility for the validity, reasonableness, accuracy or completeness of the financial projections described below. Neither Edwards nor any of its affiliates intends to, and each of them disclaims any obligation to, update, revise or correct the financial projections if any of them are or become inaccurate (even in the short term).

The financial projections should be evaluated, if at all, in conjunction with the historical financial statements and other information regarding Edwards contained in Edwards’ public filings with the SEC. The financial projections do not take into account any circumstances or events occurring after the date they were prepared, including the merger. Further, the financial projections do not take into account the effect of any failure of the merger to be consummated and should not be viewed as accurate or continuing in that context. The financial projections included in this proxy statement are part of the information the Edwards board considered in approving the merger and not an indication of financial performance in any future period. Edwards shareholders are cautioned not to place undue, if any, reliance on the financial projections included in this proxy statement.

July 2013 Projections (GBP in millions)

	FY 2013 (2)	FY2014	FY2015
Revenue	647.6	674.7	715.3
Gross Profit	252.9	264.4	287.6
Adjusted EBITDA(1)	144.0	148.2	164.5
Adjusted Net Income(1)	70.4	76.3	96.4

(1)                                 The Company’s budgets are developed and its regular financial reports are reported using metrics adjusted from IFRS, and management provided the Edwards board, Lazard and Atlas Copco with financial projections on such an adjusted basis in order to assist them in evaluating the transaction and, in the case of the board, the Company’s strategic alternatives.  The purpose and intent of these adjustments are to provide a more representative picture of Edwards’ financial performance across periods on an operating basis.  For a more detailed discussion of these adjustments, please page 5-7 in the Company’s Annual Report filed on Form 20-F for the financial year ended December 31, 2012.

(2)                                 The 2013 financial year figures reflect six months of actual performance.

Form of Merger

The merger agreement provides that, pursuant to the Cayman plan of merger, Varg Holding will merge with and into the Company and the separate existence of Varg Holding will cease. The Company will be the surviving company in the merger (herein also referred to as the “surviving company”) and will succeed and assume all the undertaking, property, assets, rights, privileges, immunities, powers, franchises, debts, liabilities, duty and obligations of Varg Holding and will continue to do business following the consummation of the merger. As a result of the merger, the Company will cease to be a publicly traded company. If the merger is completed, you will not own any shares in the surviving company.

Effective Time of the Merger

The merger agreement provides that, unless the parties otherwise agree, the closing of the merger will take place as soon as practicable on or after January 2, 2014, not later than the first business day after January 1, 2014 on which the closing conditions stated in the merger agreement described in the section entitled The Merger Agreement — Conditions to the Merger (other than those conditions that by their nature are to be satisfied at the closing, but subject to the satisfaction or waiver of such conditions at the closing) are satisfied or waived.

The merger will become effective at the time when the Cayman plan of merger, substantially in the form attached at Annex A, is registered by the Cayman Islands Registrar of Companies.  We refer to this time as the “effective time” of the merger.

We expect to complete the merger in the first quarter of 2014. However, the merger is subject to various conditions described below, and it is possible that factors outside the control of both companies could result in the merger being completed at a later time, or not at all. As a result, there could be a substantial amount of time between the extraordinary general meeting and the completion of the merger.

Merger Consideration

In the merger, each Share (other than (i) shares held by the Company or Atlas Copco, which will be cancelled without payment, (ii) shares held by any subsidiary of Edwards or by any subsidiary of Atlas Copco, which will be converted into shares of the surviving company and (iii) shares owned by shareholders who have validly exercised their right to dissent from the merger pursuant to Section 238 of the Cayman Companies Law with respect to such shares (collectively referred to herein as “excluded shares”)) and each ADS will be converted into the right to receive from Atlas Copco (a) US$9.25 in cash, without interest, plus (b) either the Additional Payment (of up to US$1.25 in cash), or, if the amount of the Additional Payment has not been determined in accordance with the provisions of the merger agreement prior to the effective time of the merger, one contractual Additional Payment Right (representing the contractual right to receive the Additional Payment) ((a) and (b) collectively are referred to herein as the “merger consideration”).  In the case of ADSs the merger consideration will be reduced a US$0.05 cancellation fee per ADS and a US$17.50 cable fee per transaction. For further details relating to the Additional Payment or Additional Payment Right see The Merger Agreement — Additional Payment or Additional Payment Right.

Treatment of Share Options and Sharesave Plan

2012 Equity Incentive Plan

At or immediately prior to the effective time of the merger, each outstanding option over Shares and each share appreciation right relating to Shares, will either: (i) vest and become exercisable and (if not exercised) thereafter lapse; or (ii) be cancelled in return for cash consideration equal to (A) the excess of US$9.25 over the applicable exercise or grant price for the relevant option or share appreciation right, multiplied by the total number of Shares under option or to which the right relates (as the case may be, and without regard as to whether the option or share appreciation right is fully vested) and (B) the Additional Payment, or a number of Additional Payment Rights (as applicable), multiplied by the total number of Shares under option or to which the right relates.

Sharesave Plan

The Company ESPP will continue to be operated in accordance with its terms and past practice for the offering period that was in effect as of the date the merger agreement was entered into.  In the event that the effective time of the merger occurs prior to the end of such offering period, the Company will take all actions as may be necessary to shorten such offering period so that (1) the purchase date for such offering period occurs before the effective time of the merger and (2) the balance of the participants’ payroll accounts may be applied towards the purchase of Shares in accordance with the terms of the Company ESPP.  Prior to the effective time of the merger the Company will take all actions necessary to terminate the Company ESPP effective as of the effective time of the merger.

All non-US parts of the Sharesave Plan will remain outstanding and the rules in respect of those parts will continue in force, provided that it is anticipated that the Company will amend its articles of association to provide that any Shares acquired following the exercise of an option under the Sharesave Plan after the effective time of the merger shall be subject to an automatic purchase right by the Company at a purchase price of US$9.25 per Share, plus an amount equal to the Additional Payment, or a number of Additional Payment Rights (as applicable).  Notwithstanding the foregoing, participants in the non-US parts of the Sharesave Plan will be offered the opportunity to cancel their outstanding options in return for cash consideration equal to (A) the excess of US$9.25 over the applicable exercise price for the relevant options, multiplied by the total number of Shares under option (assuming full vesting and maximum possible savings under the terms of the Sharesave Plan) and (B) the Additional Payment, or a number of Additional Payment Rights (as applicable), multiplied by the total number of Shares under option, along with (C) a refund of any savings accumulated (together with interest, if any) as of the effective time of the merger.

Exchange Procedures

Prior to the effective time of the merger, Atlas Copco will appoint an exchange agent reasonably acceptable to Edwards for the purpose of exchanging Shares for the merger consideration. Atlas Copco or one of its affiliates will deposit, or will cause to be deposited, with the exchange agent, in trust for the benefit of Company shareholders, cash in an amount sufficient to pay the aggregate consideration to be paid in respect of Shares (other than excluded shares). Promptly after the effective time of the merger, and in any event no later than the second business day following the closing, Atlas Copco will send, or will cause the exchange agent to send, to each registered holder of Shares at the effective time (other than holders of excluded shares) a customary letter of transmittal and instructions describing how such holder may exchange Shares for the merger consideration.

Upon receipt by the exchange agent of (i) a properly completed letter of transmittal and such other documents as may be required by the exchange agent in accordance with the terms of the letter of transmittal and (ii) an “agent’s message” (or such other evidence, if any, of transfer as the exchange agent may reasonably request), Company shareholders (other than holders of excluded shares) will be entitled to receive the merger consideration into which the Shares are converted in the merger. After the effective time of the merger, each Share will represent for all purposes only the right to receive the merger consideration.

Holders of ADSs will be obligated to pay any applicable fees, charges and expenses of the ADS depositary and any government charges due to or incurred by the depositary in connection with distribution of payments to the ADS holders, to the extent required by the ADS depositary agreement.

No interest will be paid or payable with respect to the merger consideration.  The exchange agent, the escrow and payment agent (with respect to the Additional Payment Rights, if any), the surviving company and Atlas Copco will each be entitled to deduct and withhold any applicable taxes from the merger consideration. Any amount that is withheld will be treated as having been paid to the person in respect of which such deduction or withholding was made.

After the effective time of the merger, there will be no further registration of transfers of Shares on the Company’s register of shareholders (except as described under the section entitled Treatment of Share Options and Sharesave Plan above, in the event of the exercise of an option right after the effective time of the merger). After the effective time of the merger, Shares will be cancelled and exchanged for the merger consideration provided for, and in accordance with the procedures set forth, in the merger agreement.

Any portion of the merger consideration made available to the exchange agent that remains unclaimed by former registered holders of Shares six months after the effective time of the merger will be returned to Atlas Copco or one of its affiliates. Any holder of Shares (other than a holder of excluded shares) who has not, prior to the end of such six-month period, exchanged its Shares for the merger consideration in accordance with the procedures set forth above may thereafter look only to Atlas Copco for payment of the merger consideration with respect to such shares. Neither Atlas Copco nor any of its affiliates will be liable to any holder of Shares for any amounts paid to a public official pursuant to applicable abandoned property, escheat or similar laws.

Financing

Atlas Copco has represented to the Company in the merger agreement that Atlas Copco has, and will have at all times from the date of the merger agreement and up to and including the effective time of the merger and, if applicable, the date of the Additional Payment, sufficient funds available to fully fund all of Atlas Copco’s and Varg Holding’s obligations under the merger agreement, including payment of the aggregate merger consideration, the Additional Payment and payment of the Company’s debt and all fees and expenses related to the transactions contemplated by the merger agreement.

Delisting and Deregistration of Our ADSs

If the merger is completed, Edwards’ ADSs will be delisted from the NASDAQ Global Select Market and deregistered under the Exchange Act and we will no longer file periodic reports with the Securities and Exchange Commission, or the SEC, on account of such ADSs.

Interests of Our Directors and Executive Officers in the Merger

When considering the recommendation of our board of directors, you should be aware that the members of our board of directors and our executive officers may have interests with respect to the merger that are, or may be, different from, or in addition to those of Edwards’ shareholders generally. The Edwards board of directors was aware of such interests and considered them, among other matters, in reaching its decisions to approve the merger, and to authorize, approve and adopt the merger agreement and any and all transactions contemplated thereby, and recommend that our shareholders vote in favor of approving the merger and approving and authorizing the Cayman plan of merger and the other limbs of the proposed resolution as set out in the Notice.

Current Executive Officers and Directors

Our current executive officers and directors as of the date hereof are:

Executive Officers/Directors	Positions Held With Edwards

Nick Rose	Non-Executive Chairman (Independent)
Jim Gentilcore	Chief Executive Officer/Director

David Smith	Chief Financial Officer/Director
Dominique Fournier	Non-Executive Director
John Lewis	Non-Executive Director
Rick Medlock	Non-Executive Director (Independent)
Bob McGuire	Non-Executive Director
Sir Kevin Smith	Non-Executive Director
Sia Abbaszadeh	Executive Officer
Mike Allison	Executive Officer
Malcolm Forrest	Executive Officer
Steve Goldspring	Executive Officer
Neil Lavender-Jones	Executive Officer
Adam Ramsay	General Counsel
Chris Shepherd	Executive Officer
John Woodburn	Executive Officer

Shares Held by Our Executive Officers and Directors

Upon the completion of the merger, our executive officers and directors holding Shares will be entitled to receive the same cash consideration subject to the same terms and conditions as the other shareholders of Edwards. We estimate that the total amount to be paid to the directors and executive officers of Edwards in connection with their Shares or ADSs will be approximately US$13,600,000 (without taking account of any Additional Payment Amount and any amounts required to be deducted or withheld with respect to the making of such payment under any applicable law).

Indemnification and Insurance

Pursuant to the merger agreement, Atlas Copco, Edwards and Varg Holding have agreed that:

•                                          For six years after the effective time of the merger, Edwards will, and Atlas Copco will cause Edwards to indemnify and hold harmless the present and former officers and directors of Edwards in respect of acts or omissions occurring at or prior to the effective time of the merger to the fullest extent permitted by applicable law or provided under the Edwards’ organizational documents in effect on the date hereof.

•                                          Atlas Copco will cause to be maintained for six years from the effective time of the merger provisions in the surviving company’s organizational documents (or in such documents of any successor to the business of the surviving company) regarding elimination of liability of directors, indemnification of officers, directors and employees and advancement of expenses, no less advantageous to the intended beneficiaries than the corresponding existing provisions.

•                                          Edwards will purchase a six–year “tail” prepaid policy as of the effective time of the merger with terms no less favorable than the existing directors’ and officers’ liability insurance maintained by Edwards.

Regulatory Matters

Edwards and Atlas Copco have determined that the merger agreement is subject to filing requirements under the Hart–Scott–Rodino Antitrust Improvements Act of 1976, as amended, Brazil’s Law No. 12,529 of 2011, China’s Anti-Monopoly Law, Germany’s Act against Restraints of Competition, and South Korea’s Monopoly Regulation and Fair Trade Act.  Edwards and Atlas Copco intend to file merger notifications pursuant to these filing requirements on or before September 3, 2013.

Under the requirements of the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (referred to herein as the “HSR Act”), Edwards and Atlas Copco must file Notification and Report Forms (“HSR Forms”) with the Antitrust Division of the Department of Justice (referred to herein as the “Antitrust Division”) and the Federal Trade Commission (referred to herein as the “FTC”).  If early termination is not granted and if Edwards and Atlas Copco do not receive from the Antitrust Division or FTC a Request for Additional Information and Documentary Materials (referred to herein as the “Second Request”), the waiting period under the HSR Act with respect to the proposed merger will expire at 11:59 p.m., Eastern time, on the 30th day after the HSR Forms were filed.  If Edwards and Atlas Copco receive a Second Request, the waiting period under the HSR Act will be extended until 11:59 p.m., Eastern time, on the 30th day after both Edwards and Atlas Copco have substantially complied with the Second Request, unless earlier terminated by the Antitrust Division or FTC or extended by agreement among the parties and the Antitrust Division or FTC.

Merger notification will be filed under Brazil’s Law No. 12,529 of 2011.  The Brazilian Administrative Council of Economic Defence has a period of up to 240 days, which period may be extended by up to an additional 90 days under certain circumstances, in which to consider whether the merger may create or strengthen a dominant position or restrict competition.  By the end of this period, the Administrative Council of Economic Defence must decide whether to clear the merger.

Merger notification will be filed under China’s Anti-Monopoly Law.  The Chinese Ministry of Commerce has an initial period of 30 days in which to consider whether the merger may eliminate or restrict competition.  By the end of this period, the Ministry of Commerce must decide whether to clear the merger or to extend the review period by up to an additional 90 days (which can be further extended by up to another 60 days).

Merger notification will be filed under Germany’s Act against Restraints of Competition.  The German Federal Cartel Office has an initial period of one month in which to consider whether the merger may create or strengthen a dominant market position.  By the end of this period, the Federal Cartel Office must decide whether to clear the merger or to open an in-depth second phase investigation which can extend the investigation period by up to an additional four months.

Merger notification will be filed under South Korea’s Monopoly Regulation and Fair Trade Act.  The Korea Fair Trade Commission has a period of 30 days, which period may be extended by up to an additional 90 days under certain circumstances, in which to consider whether the merger may give rise to any anti-competitive effects.  By the end of this period, the Korea Fair Trade Commission must decide whether to clear the merger.

Edwards does not believe that any material regulatory approvals, filings or notices, including any legal requirements relating to antitrust, competition, or merger control matters, are required in connection with the merger other than the filing requirements listed above under the HSR Act, as amended, Brazil’s Law No. 12,529 of 2011, China’s Anti-Monopoly Law, Germany’s Act against Restraints of Competition, and South Korea’s Monopoly Regulation and Fair Trade Act, and the approvals, filings or notices required under the federal securities laws and the filing of the Cayman plan of merger (and supporting documentation as specified in the Cayman Companies Law) with the Cayman Islands Registrar of Companies and in the event the merger becomes effective, a copy of the certificate of merger being given to the shareholders and creditors of Edwards and Varg Holding as at the time of the filing of the Cayman plan of merger and notice of the merger being published in the Cayman Islands Gazette.

THE MERGER AGREEMENT

This section describes certain material terms and conditions of the merger agreement. The description in this section and elsewhere in this proxy statement is qualified in its entirety by reference to the complete text of the merger agreement, a copy of which is attached to the Cayman plan of merger attached hereto as part of Annex A and is incorporated by reference into this proxy statement. This summary does not purport to be complete and may not contain all of the information about the merger agreement that is important to you. We encourage you to read the merger agreement carefully and in its entirety including Annex 1 thereto which sets out the terms and conditions governing the Additional Payment or Additional Payment Right. The merger agreement, together with the annexes, exhibits and schedules thereto, and the voting agreements entered into by our supporting shareholders, which are attached as Annex D hereto are the legal documents governing the merger.

Explanatory Note Regarding the Merger Agreement

The merger agreement and the summary of its terms in this proxy statement is included to provide you with information regarding its terms and conditions.  Factual disclosures about Edwards contained in this proxy statement or in Edwards’ public reports filed with the SEC may supplement, update or modify the factual disclosures about Edwards contained in the merger agreement. The representations, warranties and covenants made in the merger agreement by Edwards, Atlas Copco and Varg Holding were qualified and subject to important limitations agreed to by Edwards, Atlas Copco and Varg Holding in connection with negotiating the terms of the merger agreement. In particular, in your review of the representations and warranties contained in the merger agreement and described in this summary, it is important to bear in mind that the representations and warranties were negotiated with the principal purposes of establishing the circumstances in which a party to the merger agreement may have the right not to consummate the merger if the representations and warranties of the other party prove to be untrue due to a change in circumstance or otherwise, and allocating risk between the parties to the merger agreement, rather than establishing matters as facts. The representations and warranties may also be subject to a contractual standard of materiality different from those generally applicable to shareholders and reports and documents filed with the SEC and in some cases may be qualified by disclosures made by one party to the other, which disclosures are not necessarily reflected in the merger agreement. Moreover, information concerning the subject matter of the representations and warranties, which do not purport to be accurate as of the date of this proxy statement, may have changed since the date of the merger agreement and subsequent developments or new information qualifying a representation or warranty may have been included in this proxy statement.  Accordingly, you should not rely on the representations, warranties or covenants or any descriptions thereof as characterizations of the actual state of facts or condition of Edwards, Atlas Copco or any of their respective affiliates.  Instead, such provisions or descriptions should be read only in conjunction with the other information provided elsewhere in this document or incorporated by reference to this proxy statement.

Effects of the Merger; Directors and Officers; Constitutional Documents

The merger agreement provides for the merger of Varg Holding with and into Edwards upon the terms, and subject to the conditions, set forth in the merger agreement.  As the surviving company, Edwards will continue to exist following the merger as a direct or indirect wholly owned subsidiary of Atlas Copco.

The directors of Varg Holding at the effective time of the merger will be the initial directors of the surviving company until successors are duly elected or appointed and qualified in accordance with applicable law.  The officers of Edwards at the effective time of the merger will be the initial officers of the surviving company until successors are duly elected or appointed and qualified in accordance with applicable law.

At the effective time of the merger, the memorandum of association and articles of association of Edwards immediately prior to the effective time of the merger will be the bylaws of the surviving company.

Following the completion of the merger, our ADSs will be delisted from the NASDAQ Global Select Market, deregistered under the Exchange Act and cease to be publicly traded.

Closing and Effective Time of the Merger

The merger agreement provides that, unless the parties otherwise agree, the closing of the merger will take place as soon as practicable on or after January 2, 2014, not later than the first business day after January 1, 2014 on which the closing conditions stated in the merger agreement described in the section entitled The Merger Agreement — Conditions to the Merger (other than those conditions that by their nature are to be satisfied at the closing, but subject to the satisfaction or waiver of such conditions) are satisfied or waived.

We expect to complete the merger in the first quarter of 2014.  However, the merger is subject to various conditions described below, and it is possible that factors outside the control of both companies could result in the merger being completed at a later time, or not at all. As a result, there could be a substantial amount of time between the extraordinary general meeting of Edwards’ shareholders and the completion of the merger.

Treatment of Shares

At the effective time of the merger, each Share outstanding immediately prior to the effective time of the merger (other than “excluded shares”) will be converted automatically into the right to receive from Atlas Copco (i) the base consideration of US$9.25 in cash plus (ii) either the Additional Payment, if the amount of such Additional Payment has been determined in accordance with the merger agreement by the effective time, or an Additional Payment Right, representing the right to receive the Additional Payment following determination of the amount thereof, in each case without interest.

If, between the date of the merger agreement and the effective time of the merger, the outstanding Shares are changed into a different number of shares or a different class (including, but not limited to, by reason of any reclassification, subdivision or consolidation, exchange or readjustment of shares or stock dividend thereon), the merger consideration will be correspondingly adjusted to reflect such change and to provide the holders of Shares the same economic effect as contemplated by the merger agreement prior to such action.

Additional Payment or Additional Payment Right

The amount of the Additional Payment will be determined in accordance with the provisions of the merger agreement and, in particular, Annex 1 to the merger agreement, the additional payment calculation annex.

If the date on which the amount of the Additional Payment is determined in accordance with such provisions (referred to herein as the “determination date”) occurs prior to the effective time of the merger, the Additional Payment will be made by Atlas Copco at the same time and in the same manner as the payment of the base consideration, as described below under Exchange Procedures of the proxy statement.  If the determination date occurs after the effective time of the merger, the right to receive the Additional Payment will be represented by one non-transferable contractual Additional Payment Right.  Payment with respect to any Additional Payment Right will be made as described below under the section entitled Additional Payment Rights and Escrow Account.

The amount of the Additional Payment will be an amount in US dollars, not less than US$0.00 and not more than US$1.25, calculated as follows:

•                                          if Adjusted EBITDA (as defined below) for the financial year 2013 is at least equal to the target Adjusted EBITDA amount (as set out below) associated with the revenue amount of the Company and its subsidiaries on a consolidated basis for the financial year 2013, the Additional Payment will be (A) US$0.01 multiplied by (B) the number obtained by dividing (x) a number equal to the amount, in GBP, of revenue of the Company and its subsidiaries on a consolidated basis for the financial year 2013 minus 587.5 million by (y) 500,000; or

•                                          if Adjusted EBITDA (as defined below) for financial year is less than the target Adjusted EBITDA amount (as set out below) associated with the actual revenue amount of the Company and its subsidiaries on a consolidated basis for the financial year 2013, the Additional Payment will be (A) US$0.01 multiplied by (B) the number obtained by dividing (x) a number equal to the Deemed Revenue amount (as defined below) minus 587.5 million by (y) 500,000.

If as a result of such calculation the Additional Payment would be a fraction of US$0.01, the Additional Payment is rounded up to the next whole US$0.01 (up to a maximum of US$1.25).

Target Adjusted EBITDA: The target Adjusted EBITDA amount for the Company depends on the revenue of the Company and its subsidiaries on a consolidated basis for the financial year 2013, as set out below:

Actual Revenue Amount (£ million)	Adjusted EBITDA Target (£ million)
Actual Revenue Amount < 587.5	0
587.5 < Actual Revenue Amount < 600.0	113.9
600.0 < Actual Revenue Amount < 612.5	122.0
612.5 < Actual Revenue Amount < 625.0	132.0
625.0 < Actual Revenue Amount < 637.5	135.0
637.5 < Actual Revenue Amount	145.0

Deemed Revenue: If the actual Adjusted EBITDA amount is below the target Adjusted EBITDA amount for the associated actual revenue level, the Additional Payment amount is calculated based on the Deemed Revenue amount, which is the number corresponding to the highest target Adjusted EBITDA number in the table below that is equalled or exceeded by the actual Adjusted EBITDA for financial year 2013.

Deemed Revenue Amount (£ million)	Adjusted EBITDA (£ million)
587.5	<113.9
600.0	113.9
612.5	122.0
625.0	132.0
637.5	135.0

Adjusted EBITDA: Adjusted EBITDA is a non-IFRS measure used by the Company in its public disclosures, and means net income adjusted to add back or deduct, as the case may be: (i) finance income and costs (including income and costs arising from translation of debt, but excluding income and costs related to hedging of currency transaction flows); (ii) income tax (as such concept is used in the Company’s Annual Report for the year 2012 on Form 20-F, and calculated in accordance therewith); (iii) depreciation; (iv) amortization (including impairment); (v) restructuring and transaction costs (including those fees, costs and expenses incurred in connection with the transactions contemplated by the merger agreement up to a maximum of £12,500,000); (vi) profit or loss on sale of property, plant and equipment; (vii) share based compensation expense, and (viii) extraordinary gains and losses.

Determination of the Additional Payment Amount

The parties have agreed that the determination of the revenue and Adjusted EBITDA amounts will be in accordance with the accounting policies and procedures adopted and applied by Edwards in accordance with IFRS as used by it in preparing its audited consolidated financial statements for the year ended December 31, 2012 and the unaudited income statement of the Company and its subsidiaries on a consolidated basis for the six months ended June 30, 2013, applied on a consistent basis.

The parties have agreed to form a committee (referred to herein as the “oversight committee”), of one representative of the executive management of the Company as at the date of the merger agreement, one of the unaffiliated directors of the Company as of the date of the merger agreement, two shareholder representatives, one nominated by each of the supporting shareholders and two representatives of Atlas Copco, to meet for discussion about, and make only non-binding recommendations with respect to, various matters.

Edwards has agreed to provide the oversight committee, on a monthly basis, monthly and year-to-date income statements and monthly and year-to-date reconciliations from IFRS net income to Adjusted EBITDA, together with supporting documentation, and the oversight committee will meet once per month to review and discuss such items.

Edwards has agreed to engage the same auditors (and, if possible, the same individuals) that conducted the Edwards year-end audit for financial year 2012, to conduct the Company’s year-end audit for financial year 2013, to give an opinion on the consolidated group accounts and provide an extraction report on the Company’s 2013 income statement, the revenue amount and Adjusted EBITDA as prepared by the Company for such period, and to keep the oversight committee reasonably informed in respect of the 2013 audit process and preparation of the audited comprehensive income statement of the Company and its subsidiaries on a consolidated basis for the financial year 2013 as it relates to the revenue and calculation of Adjusted EBITDA, and the areas of significant judgment in respect thereof.

The parties have agreed to cause Edwards to deliver, as promptly as practicable following December 31, 2013, and in any event prior to February 28, 2014, among other things, a statement of the Additional Payment due based on such comprehensive income statement (referred to herein as the “payment statement”).  If there is any dispute that a calculation, underlying figure or application of accounting policies and practices has not been made in accordance with the merger agreement, the parties have agreed a dispute resolution procedure providing for a period during which they will attempt in good faith to resolve the dispute by agreement, followed by referral of such dispute to an independent third party accountant (which will not be Edwards’ auditor).

The amount of the Additional Payment will be finalized, and the determination date will occur, either five business days following the delivery of Edwards’ payment statement if there is no dispute, or otherwise following resolution of the dispute in accordance with the terms of the merger agreement.

Additional Payment Rights and Escrow Account

If the determination date has not occurred prior to the effective time of the merger, the Additional Payment will not be paid at the effective time of the merger, and the right to each Additional Payment as part of the merger consideration will be a contractual right against Atlas Copco (an “Additional Payment Right”).

Additional Payment Rights are non-assignable contractual rights of those holders of shares, stock options or other equity interests in the Company that are converted at the effective time of the merger into the right to receive the merger consideration. The Additional Payment Rights generally may not be sold, assigned, transferred, pledged, encumbered or transferred or disposed of in any other manner, in whole or in part, other than in the limited circumstances specified in the merger agreement.  In addition, the Additional Payment Rights (i) will not be evidenced by a certificate or other instrument, (ii) will not have any voting or dividend rights and (iii) will not represent any equity or ownership interest in Atlas Copco, any constituent company to the merger or any of their respective affiliates.  No interest will accrue on any amounts payable in respect of the Additional Payment Rights.

If the determination date has not occurred prior to the effective time of the merger, Atlas Copco has agreed to deposit with an escrow agent (to be appointed prior to the effective time of the merger) an amount in US Dollars equal to (i) the maximum Additional Payment of US$1.25 multiplied by (ii) the number of Additional Payment Rights outstanding in total pursuant to the merger agreement.  Such amounts shall be held pursuant to the terms of an Escrow Agreement, to be substantially in the form attached as Annex E to this proxy statement, to be released upon the joint instruction of the supporting shareholders and Atlas Copco, which is required to be given promptly, and in any event within three business days, following the determination date.

Company’s Share Options and Sharesave Plan

2012 Equity Incentive Plan

At or immediately prior to the effective time of the merger, each outstanding option to purchase Shares and each share appreciation right relating to Shares, will either: (i) vest and become exercisable and (if not exercised) thereafter lapse; or (ii) be cancelled in return for consideration equal to (A) the excess of US$9.25 over the applicable exercise or grant price for the relevant option or share appreciation right, multiplied by the total number of Shares under option or to which the right relates (as the case may be), and without regard as to whether the option or share appreciation right is fully vested), and (B) the Additional Payment, or a number of Additional Payment Rights (as applicable), multiplied by the total number of Shares under option or to which the right relates.

Sharesave Plan

The part of the Sharesave Plan that is applicable to U.S. employees (referred to herein as the “Company ESPP”) will continue to be operated in accordance with its terms and past practice for the offering period that was in effect as of the date the merger agreement was entered into.  In the event that the effective time of the merger occurs prior to the end of such offering period, the Company will take all actions as may be necessary to shorten such offering period so that (i) the purchase date for such offering period occurs before the effective time of the merger and (ii) the balance of the participants’ payroll accounts may be applied towards the purchase of Shares in accordance with the terms of the Company ESPP.  Prior to the effective time of the merger the Company will take all actions necessary to terminate the Company ESPP effective as of the effective time of the merger.

All non-US parts of the Sharesave Plan will remain outstanding and the rules in respect of those parts will continue in force, provided that it is anticipated that the Company will amend its articles of association to provide that any Shares acquired following the exercise of an option under the Sharesave Plan after the effective time of the merger shall be subject to an automatic purchase right by the Company at a purchase price of US$9.25 per Share, plus an amount equal to the Additional Payment, or a number of Additional Payment Rights (as applicable).  Notwithstanding the foregoing, participants will be offered the opportunity to cancel their outstanding options in return for consideration equal to (A) the excess of US$9.25 over the applicable exercise price for the relevant options, multiplied by the total number of Shares under option (assuming full vesting and maximum possible savings under the terms of the Sharesave Plan) and (B) the Additional Payment, or a number of Additional Payment Rights (as applicable), multiplied by the total number of Shares under option, along with (C) a refund of any savings accumulated (together with interest, if any) as of the effective time of the merger.

Representations and Warranties

The Company makes various representations and warranties in the merger agreement that are subject, in some cases, to specified exceptions and qualifications contained in the merger agreement, including exceptions and qualifications based on a “material adverse effect” standard as described below, in its publicly filed annual report for the year ended 2012 on Form 20-F or any Company documents filed or furnished with the SEC since such report (other than in the “risk factors” section of such report or document).  These representations and warranties relate to, among other things:

•                                          corporate existence, good standing and corporate power;

•                                          due authorization, execution, delivery and enforceability of the merger agreement;

•                                          the shareholder vote required for adoption of the merger agreement;

•                                          required regulatory filings and governmental approvals;

•                                          the absence of certain conflicts in connection with Edwards’ entry into the merger agreement and the completion of the transactions contemplated thereby;

•                                          capitalization;

•                                          absence of subsidiaries or other investments in other entities, including joint ventures;

•                                          SEC filings;

•                                          financial statements;

•                                          accuracy of information contained in this proxy statement, as it may be amended or supplemented from time to time;

•                                          absence of certain changes and events since June 30, 2013;

•                                          absence of undisclosed liabilities;

•                                          compliance with laws and court orders;

•                                          absence of litigation;

•                                          intellectual property matters;

•                                          taxes;

•                                          employee benefit matters;

•                                          environmental matters;

•                                          material contracts and the performance of obligations and absence of breaches thereunder;

•                                          absence of undisclosed investment banking fees;

•                                          receipt of the opinion of Lazard with respect to the fairness of the merger consideration; and

•                                          disclaimer of other representations and warranties.

The merger agreement also contains various representations and warranties made by Atlas Copco that are subject, in some cases, to specified exceptions and qualifications contained in the merger agreement.  The representations and warranties of Atlas Copco relate to, among other things:

•                                          corporate existence, good standing and corporate power;

•                                          due authorization, execution, delivery and enforceability of the merger agreement;

•                                          required regulatory filings and governmental approvals;

•                                          the absence of certain conflicts in connection with Atlas Copco’s and Varg Holding’s entry into the merger agreement and the completion of the transactions contemplated thereby;

•                                          accuracy of information supplied to Edwards by Atlas Copco or Varg Holding for use in this proxy statement, as it may be amended or supplemented from time to time;

•                                          absence of undisclosed investment banking fees; and

•                                          availability of funds to consummate the merger.

Some of the representations and warranties in the merger agreement are qualified by materiality qualifications or a “material adverse effect” standard.  For purposes of the merger agreement, a “material adverse effect” means, with respect to Edwards, a material adverse effect on (i) the financial condition, business, assets or results of operations of Edwards and its subsidiaries taken as a whole or (ii) Edwards’ ability to consummate the transactions contemplated by the merger agreement, excluding any effect resulting from:

•                                          changes in IFRS or the regulatory accounting requirements applicable to any industry in which Edwards, any of its subsidiaries or their respective customers operates, including the semiconductor and emerging technologies (Flat Panel Display, Solar PV and LED) manufacturing industries, or applicable in any country in which Edwards or any of its subsidiaries is established, is listed or operates;

•                                          changes in the financial or securities markets or general economic or political conditions in any country in which Edwards, any of its subsidiaries or their respective customers is established, is listed or operates, except to the extent such changes affect Edwards and its subsidiaries (taken as a whole) in a materially disproportionate manner relative to comparable businesses in the same industry and geographic location;

•                                          changes (including changes of applicable law or interpretation thereof) or conditions affecting any industry in which Company, any of its subsidiaries or their respective customers operates, including the semiconductor and emerging technologies (Flat Panel Display, Solar PV and LED) manufacturing industries, except to the extent such changes affect Edwards and its subsidiaries (taken as a whole) in a materially disproportionate manner relative to comparable businesses in the same industry and geographic location;

•                                          acts of war, sabotage or terrorism or natural disasters involving any country in which Edwards, any of its subsidiaries or their respective customers operates;

•                                          the announcement or consummation of the transactions contemplated by the merger agreement;

•                                          any failure by Edwards or any of its subsidiaries to meet any internal or published budgets, projections, forecasts or predictions of financial performance for any period;

•                                          effects resulting from the cyclical nature of the semiconductor or emerging technologies (Flat Panel Display, Solar PV and LED) manufacturing industry or any other industry in which Edwards, any of its subsidiaries or their respective customers operates, except to the extent the cyclicality affects Edwards and its subsidiaries (taken as a whole) in a materially disproportionate manner relative to comparable businesses in the same industry and geographic location;

•                                          any action taken (or omitted to be taken) at the request of any other party to the merger agreement; or

•                                          any action taken (or omitted to be taken) by Edwards or any of its subsidiaries (or omitted to be taken) that is required to be taken or expressly contemplated by the merger agreement.

The representations and warranties in the merger agreement of each of Edwards, Atlas Copco and Varg Holding will not survive the consummation of the merger or the termination of the merger agreement pursuant to its terms.

Conduct of Edwards Prior to the Merger

The merger agreement provides that, from the date of the merger agreement until the effective time of the merger, subject to certain exceptions, including (i) as otherwise expressly contemplated by the merger agreement, (ii) as may be required to comply with applicable law or (iii) with the prior written consent of Atlas Copco (which consent may not be unreasonably withheld, conditioned or delayed), Edwards must (a) conduct its business in the ordinary course and (b) use its reasonable best efforts to preserve intact its present business organization and relationships with third parties, and keep available the services of its present officers and employees.  Without limiting the above, and subject to the exceptions set forth in items (i) through (iii) above, Edwards may not, and must not permit its subsidiaries to:

•                                          amend its organizational documents;

•                                          (i) split, combine or reclassify any shares of its capital stock, (ii) declare, set aside or pay any dividend or other distribution (whether in cash, stock or property or any combination thereof) in respect of its capital stock, other than dividends by any wholly-owned subsidiary, or (iii) redeem, repurchase or otherwise acquire, or offer to redeem, repurchase or otherwise acquire, any of its securities;

•                                          (i) issue, sell or otherwise deliver, or authorize the issuance, sale or other delivery of, any securities of Edwards or a subsidiary, other than the issuance of any Shares upon the exercise of stock options outstanding on the date of the merger agreement, or issued in accordance with the Sharesave Plan, in accordance with their terms on the date of the merger agreement, or issuance of subsidiary securities to a subsidiary or Edwards, or (ii) amend any term of any security of Edwards or any of its subsidiaries;

•                                          acquire (by merger, consolidation, acquisition of stock or assets or otherwise), directly or indirectly, any material amount of assets, securities, properties, interests or businesses, other than (i) pursuant to contracts or commitments existing on the date of the merger agreement or (ii) in the ordinary course of business consistent with past practice;

•                                          sell, lease or otherwise transfer any of its material assets, securities, properties, interests or businesses, other than (i) pursuant to contracts or commitments existing on the date of the merger agreement or (ii) in the ordinary course of business consistent with past practice;

•                                          make any material loans, advances or capital contributions to, or investments in, any other person, other than in the ordinary course of business consistent with past practice or in connection with a permitted acquisition;

•                                          incur any indebtedness for borrowed money or guarantees thereof other than (i) in the ordinary course of business consistent with past practice or (ii) incurred between Edwards and any of its wholly-owned subsidiaries, or between such subsidiaries;

•                                          except as required by applicable law or the terms of any employee benefits plan existing on the date of the merger, (i) grant or increase any severance or termination pay (or amend any existing severance pay or termination arrangement); (ii) enter into any employment, deferred compensation or other similar agreement (or amend any such existing agreement) with respect to any director, officer or employee of Edwards or any of its subsidiaries whose annual base salary exceeds US$150,000 or that would be outside of the ordinary course of business consistent with past practice of Edwards or such subsidiary; (iii) establish, adopt or amend any bonus, profit-sharing, thrift, pension, retirement, deferred compensation, stock option, restricted stock or other material benefits plan or program other than plans or arrangements undertaken in the ordinary course of business consistent with past practice; or (iv) increase compensation, bonus or other employee benefits, other than broad-based increases in the ordinary course of business consistent with past practice;

•                                          change Edwards’ accounting policies and practices, except as required by concurrent changes in IFRS, as agreed to by its independent public accountants;

•                                          settle, or offer or propose to settle, any material litigation, investigation, arbitration, proceeding or other claim involving or against Edwards or any of its subsidiaries;

•                                          (i) make, modify or rescind any material election relating to the taxes of Edwards or any of its subsidiaries, (ii) make any material change (or file any such change) in any material method of tax accounting, (iii) file any materially amended tax return or claim for refund, (iv) settle or compromise any material tax liability or consent to any material claim or assessment related to taxes, (v) enter into any closing or other agreement with any taxing authority with respect to a material amount of taxes, or (vi) surrender any right to a material refund of taxes; or

•                                          agree, resolve or commit to do any of the foregoing.

Shareholder Meeting

The merger agreement requires Edwards to cause a meeting of its shareholders to be duly called and held as soon as reasonably practicable, and in any event before October 14, 2013 unless otherwise agreed.  Subject to the Edwards board’s rights to effect an adverse recommendation change or terminate the merger agreement (as described below), the Edwards board must (i) recommend the approval and adoption of the merger agreement, the merger and the other transactions contemplated by the merger agreement to the Company shareholders, (ii) use its reasonable best efforts to obtain the required approval of the Company shareholders and (iii) otherwise comply with all legal requirements applicable to such shareholder meeting.

Restrictions on Solicitations of Other Offers; Changes in Board Recommendation

The merger agreement provides that, subject to the exceptions set forth below, Edwards may not and may not authorize or permit any of its officers, directors, employees, investment bankers, attorneys, accountants, consultants or other agents or advisors, (referred to herein as “representatives”) or any of its subsidiaries or their representatives, to:

•                                          solicit, initiate, or knowingly take any action to facilitate or encourage the submission of any acquisition proposal (as defined below);

•                                          engage in negotiations or discussions with or furnish any information relating to Edwards or any of its subsidiaries to, any third party that is seeking to make or has made an acquisition proposal;

•                                          fail to make, withdraw or modify in a manner adverse to Atlas Copco the recommendation of the Edwards board that the shareholders approve the merger agreement, or recommend an alternative acquisition proposal (referred to herein as an “adverse recommendation change”); or

•                                          enter into any acquisition agreement or similar agreement relating to an acquisition proposal.

Notwithstanding the foregoing, the Edwards board or any of its subsidiaries is entitled to waive any provision in any agreement to which it is a party that prohibits the counterparty from confidentially requesting an amendment or waiver of a provision of such agreement, to the extent necessary to enable such counterparty to communicate confidentially an acquisition proposal to the Edwards board.

In addition, at any time prior to approval and adoption the merger agreement by the Company shareholders at the shareholder meeting, Edwards may take any of the following actions only if the Edwards board determines in good faith, after consultation with its outside legal counsel, that the failure to take such action would be inconsistent with its fiduciary duties under applicable law:

•                                          Edwards (directly or indirectly through advisors, agents or other intermediaries) may:

•                                          engage in negotiations or discussions with any third party (and its representatives or financing sources) that has made after the date of the merger agreement a bona fide acquisition proposal that the Edwards board reasonably believes is or could lead to a superior proposal (as defined below);

•                                          furnish to such third party or its representatives or financing sources non-public information relating to Edwards or any of its subsidiaries pursuant to a confidentiality agreement on customary terms; provided that all such information (to the extent that such information has not been previously provided or made available to Atlas Copco) is provided or made available to Atlas Copco, as the case may be, prior to or substantially concurrently with the time it is provided or made available to such third party;

•                                          grant a waiver or release under a standstill provision in any confidentiality or similar agreement with such third party or its representatives to the extent necessary to enable such third party or its representatives to communicate confidentially with an acquisition proposal to the Edwards board and engage with Edwards, its advisors, agents or other intermediaries in any way not prohibited by the restrictions of this non-solicitation provision of the merger agreement;

•                                          take any non-appealable, final action that any court of competent jurisdiction orders Edwards to take;

•                                          subject to compliance with the terms of the merger agreement, the Edwards board may make an adverse recommendation change;

•                                          subject to compliance with the terms of the merger agreement, the Edwards board may terminate the merger agreement to enter into a definitive agreement with respect to a superior proposal.

The Edwards board may not take any of the actions referred to in the list above unless Edwards delivers to Atlas Copco a prior written notice advising Atlas Copco that it intends to take such action.  In addition, Edwards must notify Atlas Copco promptly (but in no event later than two business days) after receipt by Edwards (or any of its representatives) of an acquisition proposal, including the material terms thereof.  Edwards must also notify Atlas Copco promptly (but in no event later than two business days) after receipt by Edwards of any request for non-public information relating to Edwards or any of its subsidiaries, including access to the business, properties, assets, books or records of Edwards or any of its subsidiaries by any third party that may be considering making, or has made, an acquisition proposal.

Further, the Edwards board may not make an adverse recommendation change or cause the Company to enter into a definitive agreement relating to a superior proposal and terminate the merger agreement unless:

•                                          Edwards provides prior written notice to Atlas Copco at least two business days before taking such action (unless at such time there are less than two business days prior to the extraordinary general meeting, in which case Edwards must provide as much notice as is reasonably practical) (referred to herein as the “notice period”) specifying in reasonable detail its reasons for such action, including a description of the material terms of any relevant superior proposal and delivery of a copy of the latest version of any proposed transaction document for such superior proposal to the extent in Edwards’ possession; provided that any material amendment to the terms of a superior proposal requires a new notice and a new notice period of one business day; and

•                                          during the notice period Edwards allows Atlas Copco to make an offer to adjust the terms of the merger agreement, and Atlas Copco does not make an offer to amend the terms of the merger agreement that results in such superior proposal ceasing to constitute (in the judgment of the board of directors of Edwards) a superior proposal under the terms of the merger agreement or such as to obviate the need for an adverse recommendation change.

The merger agreement requires Edwards to, and to use its reasonable best efforts to cause its subsidiaries and representatives to, cease immediately and cause to be terminated any and all existing activities, discussions or negotiations, if any, with any third party and its representatives and financing sources conducted prior to the date of the merger agreement with respect to any acquisition proposal.

Nothing contained in the merger agreement would prevent the Edwards board from taking any action to comply with its obligations under the Exchange Act.

For purposes of the merger agreement:

•                                          “acquisition proposal” means, other than the transactions contemplated by the merger agreement, any offer, proposal or inquiry relating to (i) any acquisition or purchase, direct or indirect, by a third party of 25% or more of the consolidated assets of Edwards and its subsidiaries or 25% or more of any class of equity or voting securities of Edwards or any of its subsidiaries whose assets, individually or in the aggregate, constitute 25% or more of the consolidated assets of Edwards, (ii) any tender offer (including a self-tender offer) or exchange offer that, if consummated, would result in a third party’s beneficially owning 25% or more of any class of equity or voting securities of Edwards or any of its subsidiaries whose assets, individually or in the aggregate, constitute 25% or more of the consolidated assets of Edwards or (iii) a merger, consolidation, share exchange, business combination, sale of substantially all the assets, reorganization, recapitalization, liquidation, dissolution or other similar transaction involving a third party and Edwards or any of its subsidiaries whose assets, individually or in the aggregate, constitute 25% or more of the consolidated assets of Edwards.

•                                          “superior proposal” means a bona fide acquisition proposal for at least a majority of the outstanding shares of Edwards or all or substantially all of the consolidated assets of Edwards and its subsidiaries on terms that Edwards board determines in good faith by a majority vote, after considering the advice of a financial advisor of nationally recognized reputation, are more favorable to Edwards’ shareholders than as provided under the merger agreement.

Expenses and Termination Fee

Generally, all fees and expenses incurred in connection with the merger agreement and the transaction contemplated thereby will be paid by the party incurring such expenses.  However, the merger agreement provides that Edwards will be required to pay Atlas Copco, by way of compensation, a termination fee of US$30,000,000 (referred to herein as the “termination fee”) if:

•                                          Atlas Copco terminates the merger agreement because of an adverse recommendation change (as defined in the section entitled Restrictions on Solicitations of Other Offers; Changes in Board Recommendation); or

•                                          prior to the approval of the merger by Edwards’ shareholders, the Edwards board terminates the merger agreement in order to enter into an agreement concerning a superior proposal.

In the case of a termination by Atlas Copco, Edwards must pay the termination fee within one business day after such termination. In the case of a termination by Edwards, Edwards must pay the termination fee immediately before and as a condition to such termination.

If Atlas Copco receives the termination fee from Edwards pursuant to the terms of the merger agreement, then such payment will be the sole and exclusive remedy of Atlas Copco and Varg Holding against Edwards and its directors, officers, employees, partners, managers, members, shareholders, affiliates and representatives in connection with the merger agreement or the transactions contemplated by the merger agreement.

Director and Officer Liability

The merger agreement provides that Atlas Copco will cause the surviving company to, for six years after the effective time of the merger (i) indemnify and hold harmless the present and former officers and directors of Edwards in respect of acts or omissions occurring at or prior to the effective time to the fullest extent permitted by applicable law or provided in Edwards’ organizational documents in effect as of the date of the merger agreement and (ii) maintain in effect provisions of the surviving company’s organizational documents regarding elimination of liability and indemnification of officers, directors and employees, and advancement of expenses that are no less advantageous than the corresponding provisions in existence as of the date of the merger agreement.

In addition, as of the effective time of the merger, Atlas Copco will cause the surviving company to obtain an extension of the directors’ and officers’ liability coverage of Edwards’ existing directors’ and officers’ insurance policies and fiduciary liability insurance policies with a claims reporting or discovery period of at least six years from the effective time of the merger with respect to any claim related to any period of time at or prior to the effective time of the merger with terms, conditions, retentions and limits of liability that are at least as favorable as those contained in Edwards’ policies as of the date of the merger agreement, or otherwise the surviving company will maintain their directors’ and officers’ insurance and existing fiduciary liability insurance policies in place as of the date of the merger agreement in place for at least six years from the effective time (subject to the limitation that in fulfilling this obligation the annual premium does not exceed 300% of the amount per annum Edwards paid in its last full fiscal year, in which case the surviving company is obligated to obtain a policy with the greatest coverage available, with respect to matters occurring prior to the effective time of the merger, for a cost not exceeding such amount).

Employee Matters

The merger agreement provides that, Atlas Copco must, unless otherwise agreed in writing by such employee, provide to each employee of Edwards as of such time who continues employment (referred to herein as “continuing employees”) (i) for a period of one year following the effective time of the merger, provide a base salary or base wage rate no less favorable than as provided to such continuing employee immediately prior to the effective time of the merger and (ii) for the period from the effective time of the merger until December 31, 2014, provide other compensation opportunities (including a cash bonus) and employee benefits (without taking into account benefits under any defined benefit type pension plan or equity-based compensation plan) that are in the aggregate no less favorable to a material extent than the employee benefits (without taking into account benefits under any defined benefit type pension plan or equity-based compensation plan) provided to such continuing employee immediately prior to the effective time of the merger.

Following the effective time of the merger, Atlas Copco must unless otherwise agreed in writing by such employee credit each continuing employee for the purposes of any similar employee benefit plan of the Atlas Copco or any of its affiliates in which such continuing employee is entitled to participate, their years of service with Edwards, its subsidiaries and their predecessors before the effective time of the merger to the same extent such continuing employee was entitled, immediately before the effective time of the merger, to be credited for such service under any such similar employee benefit plan in which the continuing employee participated or was eligible to participate immediately prior to the effective time of the merger; provided that Atlas Copco shall not be required to credit, or cause to be credited, service for pre-effective time of the merger periods to the extent that to do so would result in a duplication of benefits with respect to the same period of service or for purposes of (i) vesting into or accrual of any retiree medical or retiree life insurance benefits or (ii) vesting into or accrual of benefits under any defined benefit type pension plan or scheme, except in each case as required under applicable law.

Atlas Copco and Edwards have agreed to cooperate in respect of consultation obligations and similar notice and bargaining obligations owed to any employees or consultants of Edwards or any subsidiary in accordance with all applicable laws and bargaining agreements, if any.  The Company and its subsidiaries shall be responsible for taking all actions necessary prior to the effective time of the merger regarding such compliance matters and Atlas Copco shall use its best reasonable efforts to provide assistance as reasonably requested in writing by Edwards.

The merger agreement provides that nothing in the merger agreement shall be interpreted to prohibit Atlas Copco or its affiliates from taking any action required by applicable law or the terms of an agreement with a continuing employee existing immediately prior to the effective time of the merger, or to confer upon any continuing employee any right to continue in the employ or service of Atlas Copco or any of its affiliates, or shall interfere with or restrict in any way the rights of Atlas Copco or any of its affiliates to discharge or terminate the services of any continuing employee at any time for any reason. Nothing in the merger agreement shall (i) be deemed or construed to be an amendment or other modification of any employee benefit plan of Edwards, Atlas Copco or any of their affiliates or (ii) create any third party rights in any current or former service provider or employee of Edwards or any of its subsidiaries.

Treatment of Company Debt

The merger agreement requires Atlas Copco, at or immediately prior to the effective time of the merger, repay (or cause to be repaid), refinance (or cause to be refinanced) or otherwise dispose of the full amount of the debt under or in respect of the Company’s first lien credit agreement in such manner as avoids the triggering of any event of default with respect thereto in respect of the merger, or otherwise take such actions as are required to obtain a waiver of such event of default, and in any event shall hold each director and former director harmless from any and all consequences of such event of default.

Reasonable Best Efforts

The merger agreement requires Edwards and Atlas Copco to use their reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable under applicable law to consummate the transactions contemplated by the merger agreement, including (i) preparing and filing as promptly as practicable with any governmental authority or other third party all documentation to effect all necessary filings, notices, petitions, statements, registrations, submissions of information, applications and other documents and (ii) obtaining and maintaining all regulatory and third party consents that are necessary, proper or advisable to consummate the transactions contemplated by the merger agreement.

The merger agreement further provides that obtaining the approvals, clearances, notifications or consents required with respect to the transactions contemplated by the merger agreement under applicable foreign investment law or law having purpose or effect of monopolization or restraint of trade or lessening of competition (referred to herein as “regulatory approvals”) will be the primary responsibility of Atlas Copco, and Atlas Copco shall use reasonable best efforts in accordance with applicable law for that purpose, and take such action as is required by any governmental authority as a condition to granting any regulatory approval including (A) entering into any settlement, undertaking, consent decree, stipulation or agreement with any governmental authority or (B) divesting or otherwise holding separate (including by establishing a trust or otherwise), or taking any other action (or otherwise agreeing to do any of the foregoing) with respect to any of its or the surviving company’s subsidiaries or any of their respective affiliates’ businesses, assets or properties up to certain limits.

Each of Atlas Copco and Edwards are required to make an appropriate filings in respect of required regulatory approvals as promptly as practicable, and in any event within ten business days, after the date of signing of the merger agreement and supply as promptly as practicable any additional information and documentary material that may be requested and take all other reasonable actions necessary cause the expiration or termination of the applicable waiting periods, or to obtain the applicable consent or approval with respect to the regulatory approvals, as soon as practicable.

No Financing Condition

The merger is not subject to a financing condition.

Other Covenants and Agreements

The merger agreement contains other covenants, including those relating to access to information, publicity and notices of certain events.

Conditions to the Merger

The obligations of Edwards, Atlas Copco and Varg Holding to consummate the merger are subject to the satisfaction or waiver (where permissible) of the following conditions:

•                                          the shareholders of Edwards having approved the adoption of the Cayman plan of merger in accordance with the Cayman Companies Law;

•                                          no restraining order, preliminary or permanent injunction or other order issued by any court of competent jurisdiction or other legal restraint or prohibition preventing the consummation of the merger shall have taken effect after the date of the merger agreement and still being in effect; and

•                                          all required regulatory approvals having been (i) in the case of filings or notifications, made and any applicable mandatory waiting period having expired and (ii) in the case of consents or approvals, obtained.

The obligations of Atlas Copco and Varg Holding to consummate the merger are subject to the satisfaction or waiver (where permissible) of the following further conditions:

•                                          performance by Edwards in all material respects of their respective obligations under the merger agreement required to be performed by it at or prior to the effective time of the merger;

•                                          the representations and warranties of Edwards contained in the merger agreement or in any certificate or other writing delivered by Edwards pursuant the merger agreement (disregarding all materiality and material adverse effect qualifications contained therein) being true at and as of the effective time as if made at and as of such time (other than representations and warranties that by their terms address matters only as of another specified time, which are true only as of such time), with only such exceptions as have not had and would not have, individually or in the aggregate, a material adverse effect; and

•                                          receipt by Atlas Copco of a certificate signed by an executive officer of Edwards certifying the satisfaction of the foregoing conditions.

The obligations of Edwards to consummate the merger are subject to the satisfaction or waiver (where permissible) of the following further conditions:

•                                          performance by Atlas Copco and Varg Holding in all material respects of its obligations under the merger agreement required to be performed by them at or prior to the effective time of the merger;

•                                          the representations and warranties of Atlas Copco contained in the merger agreement or in any certificate or other writing delivered by Atlas Copco pursuant the merger agreement (disregarding all materiality and material adverse effect qualifications contained therein) being true at and as of the effective time of the merger as if made at and as of such time (other than representations and warranties that by their terms address matters only as of another specified time, which shall be true only as of such time), with only such exceptions as have not had and would not have, individually or in the aggregate, a material adverse effect on the ability of Atlas Copco to consummate the transactions contemplated by the merger agreement in accordance with the terms hereof; and

•                                          receipt by Edwards of a certificate signed by an executive officer of Atlas Copco certifying the satisfaction of the foregoing conditions.

Termination of the Merger Agreement

The merger agreement may be terminated and the merger may be abandoned at any time prior to the effective time of the merger (notwithstanding any approval of the merger agreement by the shareholders of Edwards):

•                                          by mutual written agreement of Edwards and Atlas Copco;

•                                          by either Edwards or Atlas Copco, if:

•                                          the merger has not been consummated on or before June 30, 2014, (referred to herein as the “end date”), provided that the right to so terminate the merger agreement will not be available to any party whose breach of any provision of the merger agreement results in the failure of the merger to be consummated by such time;

•                                          any applicable law or regulated exchange (i) makes consummation of the merger illegal or otherwise prohibited or (ii) enjoins Edwards or Atlas Copco from consummating the merger and shall have become final and non-appealable; or

•                                          at the extraordinary general meeting of shareholders (including any adjournment or postponement thereof), the shareholders of Edwards do not approve the merger;

•                                          by Edwards, if:

•                                          prior to the approval of the merger by Edwards’ shareholders, the Edwards board determines to terminate the merger agreement to enter into an agreement concerning a superior proposal; provided, that Edwards must first have complied with its obligations under the merger agreement with respect to such superior proposal and have paid the termination fee (as discussed below); or

•                                          a breach of any representation or warranty or failure to perform any covenant or agreement on the part of Atlas Copco or Varg Holding set forth in the merger agreement occurs that would cause the applicable closing conditions to the merger agreement not to be satisfied, and such breach or failure is incapable of being cured by the end date; provided that at the time Edwards terminates the merger agreement it is not in material breach of its obligations, covenants, agreements, representations or warranties under the merger agreement.

•                                          by Atlas Copco, if:

•                                          the Edwards board makes an adverse recommendation change;

•                                          a breach of any representation or warranty or failure to perform any covenant or agreement on the part of Edwards set forth in the merger agreement occurs that would cause the applicable closing conditions to the merger agreement not to be satisfied and to be incapable of being satisfied by the end date; provided that at the time Atlas Copco terminates the merger agreement neither it nor Varg Holding is in material breach of its obligations, covenants, agreements, representations or warranties under the merger agreement; or

The party desiring to terminate the merger agreement pursuant to the provisions above (other than in the case of a mutual written agreement of Edwards and Atlas Copco) must give notice of such termination to the other party.

If the merger agreement is terminated pursuant to its terms, the merger agreement will become void and of no effect without liability of any party (or any shareholder, director, officer, employee, agent, consultant or representative of such party) to the other party to the merger agreement except as described in the section entitled Expenses and Termination Fee; provided that, if such termination results from the (i) intentional failure of either party to fulfill a condition to the performance of the obligations of the other party or (ii) intentional failure by either party to perform a covenant contained in the merger agreement, such party will be fully liable for any and all liabilities and damages incurred or suffered by the other party as a result of such failure or breach (not to be limited to reimbursement of costs and expenses, and to the extent proven can include benefit of the bargain lost by a party’s shareholders, taking into account relevant matters such as other combination opportunities and time value of money, as damage to such party).

Specific Performance

The parties to the merger agreement are entitled to an injunction or injunctions to prevent breaches of the merger agreement or to enforce specifically the performance of the terms and provisions of the merger agreement in addition to any other remedy to which they are entitled at law or in equity.

Amendments and Waivers

At any time prior to the effective time of the merger, the parties may amend or waive any provision of the merger agreement. Any such amendment must be in writing and signed by each party to the merger agreement and any such waiver must be in writing and signed by each party against whom the waiver is to be effective. After the Edwards shareholders have approved and adopted the merger, there will be no amendment or waiver that would require the further approval of the Edwards shareholders under applicable law without such approval having first been obtained.

Governing Law and Venue, Waiver of Jury Trial

The parties agreed that the merger agreement will be governed by and construed in accordance with Delaware law, without regard to the conflicts of law rules of such state. Each party agreed to irrevocably consent to the jurisdiction of the Court of Chancery of the State of Delaware or, if such court does not have jurisdiction, any federal court located in the State of Delaware or other Delaware state courts (in each case, any appellate court therefrom) for purposes of any action, suit or proceeding seeking to enforce any provision of, or based on any matter arising out of or in connection with, the merger agreement or the transactions contemplated by the merger agreement.  Each party further irrevocably waived any and all right to trial by jury in any legal proceeding arising out of or related to the merger agreement or the transactions contemplated by the merger agreement.

VOTING BY CERTAIN SHAREHOLDERS AT THE EXTRAORDINARY GENERAL MEETING

Contemporaneously with and as a condition of the execution of the merger agreement on August 19, 2013, each of the supporting shareholders entered into a voting agreement with Atlas Copco pursuant to which such supporting shareholders agreed, among other things, to vote their Shares, representing approximately 84.3% of the issued and outstanding Shares as of August 20, 2013, in favor of the proposal to approve and adopt the merger agreement, the merger, the plan of merger and all agreements related to the merger, subject to the terms and conditions set forth in the voting agreements.

Accordingly, unless the voting agreements are terminated in accordance with their terms, the supporting shareholders will vote their Shares in favor of approving the merger agreement, the merger, the plan of merger and all agreements related to the merger, and, accordingly, they will be approved.

In addition, each supporting shareholder agrees that it shall not, and shall not authorize any investment banker, attorney or other advisor or representative retained by such supporting shareholder to act on such supporting shareholder’s behalf to, directly or indirectly, (i) solicit, initiate, knowingly facilitate or knowingly encourage the submission of any acquisition proposal, (ii) participate in any discussions or negotiations regarding an acquisition proposal with, or furnish any non-public information regarding an acquisition proposal to, any person that has made or, to such supporting shareholder’s knowledge, is seeking to make, an acquisition proposal, except to notify such person as to the existence of the provisions of the voting agreement or (iii) enter into any letter of intent, agreement, contract or agreement in principle regarding an acquisition proposal.

The foregoing restriction in the voting agreements would not restrict (x) any supporting shareholder or its affiliates, or any of their respective directors, officers, employees, partners, managers, members or representatives, from taking any such actions on behalf of or as a representative of the Company to the extent authorized by the Company to take such actions in accordance with the Company’s rights and obligations under the merger agreement or (y) any supporting shareholder’s ability to refer an unsolicited inbound inquiry regarding an acquisition proposal to the Company and its advisors.

The voting agreements will terminate upon the termination of the merger agreement in accordance with its terms.

Copies of the voting agreements are attached as Annex D to this proxy statement.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain statements in this proxy statement, the documents attached hereto and the documents incorporated by reference in this proxy statement are forward–looking statements based on estimates and assumptions that relate to future events or our future financial performance and involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to differ materially from any future results, levels of activity, performance or achievements expressed or implied by these forward–looking statements. Words such as, but not limited to, “believe,” “expect,” “anticipate,” “estimate,” “intend,” “plan,” “likely,” “will,” “would,” “could” and similar expressions or phrases identify forward–looking statements. We have based these forward–looking statements largely on our current expectations and future events and financial trends that we believe may affect our financial condition, results of operation, business strategy and financial needs. Forward–looking statements include, but are not limited to, statements about:

•                                          the satisfaction of the conditions to consummate the merger, including the approval of the merger agreement by our shareholders;

•                                          the occurrence of any event, change or other circumstance that could give rise to the termination of the merger agreement;

•                                          the effect of the announcement or pendency of the merger on our business relationships, operating results and business generally;

•                                          the risk that the merger may not be completed in a timely manner or at all, which may adversely affect our business and the prices of our Shares and ADSs;

•                                          the potential adverse effect on our business, properties and operations because of certain covenants we agreed to in the merger agreement;

•                                          diversion of our management’s attention from our on-going business operations;

•                                          the amount of the costs, fees, expenses and charges related to the merger; and

•                                          the initiation or outcome of any legal proceedings, regulatory proceedings or enforcement matters that may be instituted against us and others relating to the merger.

All forward–looking statements involve risks, assumptions and uncertainties. You should not rely upon forward–looking statements as predictors of future events. The occurrence of the events described, and the achievement of the expected results, depend on many events, some or all of which are not predictable or within our control. Actual results may differ materially from expected results. See the information under “Item 3.D Key Information—Risk Factors” in our Annual Report on Form 20–F for the year ended December 31, 2012 for risks and uncertainties. See the section entitled Where You Can Find More Information. These risks, assumptions and uncertainties are not necessarily all of the important factors that could cause actual results to differ materially from those expressed in any of our forward–looking statements. Other unknown or unpredictable factors also could harm our results. We undertake no obligation, and specifically decline any obligation, to update publicly or revise any forward-looking statements, whether as a result of new information, future events or otherwise. In light of these risks, uncertainties and assumptions, the forward–looking events discussed in this proxy statement, the documents attached hereto and the documents incorporated by reference in this proxy statement might not occur.

MARKET PRICE OF THE ADSs, DIVIDENDS AND OTHER MATTERS

The following table provides the high and low reported market closing prices for our ADSs, each representing one Share, on the NASDAQ Global Select Market under the symbol “EVAC,” for (i) the year 2012 (from May 11, 2012—the first day our ADSs were traded on NASDAQ), (ii) the two quarters of 2012 (the first quarter beginning July 2, 2012) and the two quarters of 2013 (the second quarter through June 28, 2013), and (iii) each of the past seven months (through July 31, 2013):

Market Price of the ADSs

	Price per ADS (in US$)
	High	Low
Annual:
2012	$8.75	$5.82

Quarterly:
Third quarter of 2012	$8.03	$6.37
Fourth quarter of 2012	$7.73	$5.82
First quarter of 2013	$8.20	$6.12
Second quarter of 2013	$8.50	$7.40

Monthly:
January of 2013	$7.45	$6.12
February of 2013	$7.28	$6.78
March of 2013	$8.20	$7.37
April of 2013	$8.46	$7.53
May of 2013	$8.06	$7.40
June of 2013	$8.50	$7.65
July of 2013	$8.79	$8.00

The closing price of the ADSs on NASDAQ on August 16, 2013, the last trading date prior to the announcement of the proposed merger, was US$8.45 per ADS. The merger consideration of US$9.25 per ADS (without taking account of any Additional Payment) represents a premium of approximately 9.5% to that closing price.

THE EXTRAORDINARY GENERAL MEETING

We are furnishing this proxy statement to you, as a holder of our Shares or ADSs, as part of the solicitation of proxies by the Company’s board of directors for use at the extraordinary general meeting described below.

Date, Time and Place of the Extraordinary General Meeting

The extraordinary general meeting will be held on October 4, 2013, starting at 10:30 a.m. (London time) at the offices of Weil, Gotshal & Manges, 110 Fetter Lane, London, EC4A 1AY, England.

Proposals to be Considered at the Extraordinary General Meeting

At the meeting, you will be asked to consider and vote upon the following special resolution:

THAT the Company be and is hereby authorized to merge with Varg Holding so that the Company be the surviving company and all the undertaking, property and liabilities of Varg Holding vest in the Company by virtue of such merger pursuant to the Companies Law (2012 Revision) of the Cayman Islands (referred to herein as the “merger”), and in order to implement the merger, that:

(a)                                 the plan of merger substantially in the form annexed hereto (the “Cayman plan of merger”) be and is hereby authorized, approved and confirmed in all respects;

(b)                                 the Company be and is hereby authorized to enter into the Cayman plan of merger;

(c)                                  the Cayman plan of merger be executed by any one director on behalf of the Company and Maples and Calder, on behalf of Maples Corporate Services Limited, be authorized to submit the Cayman plan of merger, together with any supporting documentation, for registration to the Registrar of Companies of the Cayman Islands; and

(d)                                 all actions taken and any documents or agreements executed, signed or delivered prior to or after the date hereof by any director or officer of the Company in connection with the transactions contemplated hereby be and are hereby approved, ratified and confirmed in all respects.

If the proposed merger is completed, shareholders of the Company, other than shareholders who have validly exercised and have not effectively withdrawn or lost their dissenters’ rights under the Cayman Companies Law, will be entitled to receive US$9.25 in cash for each of the Shares owned by such shareholders or US$9.25 per ADS (minus a US$0.05 cancellation fee per ADS and a US$17.50 cable fee per transaction) as of the effective time of the merger, plus any Additional Payment or Additional Payment Right.

Dissenting shareholders will not receive any merger consideration from Atlas Copco in connection with the merger and may instead be entitled to receive only the payment of the fair value of their Shares resulting from the procedure in Section 238 of the Cayman Companies Law with respect to such dissenting shareholders’ Shares.

At the effective time of the merger, each ordinary share of Varg Holding issued immediately prior to the effective time may be converted into one fully paid ordinary share of Edwards, which will be the only issued share capital of Edwards at the effective time of the merger.

Our Board’s Recommendation

Our board of directors unanimously:

•                                          determined that the merger, on the terms and subject to the consideration set forth in the merger agreement, is fair to, and in the best interests of, the Company and its shareholders, and declared it advisable to enter into the merger agreement;

•                                          approved the merger agreement, the merger, the form of the Cayman plan of merger and any and all transactions contemplated thereby; and

•                                          recommends that the Company’s shareholders vote FOR the approval and authorization of the Cayman plan of merger and the other limbs of the proposed resolution as set out in the Notice (collectively referred to herein as, the “Company Board Recommendation”).

Share Record Date; Shares and ADSs Entitled to Vote

You are entitled to vote at the extraordinary general meeting if you own Shares at the close of business in the Cayman Islands on October 2, 2013, the Share record date for voting at the extraordinary general meeting. If you have Shares registered in your name on the Share record date, your proxy card must be delivered to the Company by 10:30 a.m. on October 2, 2013 being 48 hours prior to the extraordinary general meeting. Each outstanding Share on the Share record date entitles the holder to one vote on each matter submitted to the shareholders for approval at the extraordinary general meeting and any adjournment or postponement thereof.

If you own ADSs, you cannot vote at the extraordinary general meeting directly. Instead, you may instruct The Bank of New York Mellon, in its capacity as the ADS depositary (and as the record holder of the Shares underlying the ADSs on the Share record date), how to vote the Shares underlying your ADSs. The ADS depositary must receive your instructions no later than 5:00 p.m. (New York City time) on September 27, 2013 in order to vote the Shares underlying your ADSs at the extraordinary general meeting. The ADS depositary will not vote or attempt to exercise the right to vote the Shares underlying your ADSs other than in accordance with those instructions. If the ADS depositary does not receive your instructions before 5:00 p.m. (New York City time) on September 27, 2013, the ADS depositary will not vote or attempt to exercise the right to vote the Shares underlying your ADSs. If the ADS depositary timely receives your voting instructions which fail to specify the manner in which the ADS depositary is to vote the Shares underlying your ADSs, the ADS depositary will not exercise your right to vote, pursuant to the terms of the deposit agreement.

Quorum

A quorum of our shareholders is necessary to have a valid shareholders’ meeting.  Two qualifying persons, being members of the Company or such members’ duly authorized or appointed representatives or proxies, present at a meeting and entitled to vote on the business to be dealt with constitute a quorum, unless: (a) each is a qualifying person only because he is authorized under the Cayman Companies Law to act as a representative of a company in relation to the meeting, and they are representatives of the same company; or (b) each is a qualifying person only because he is appointed as proxy of a member in relation to the meeting, and they are proxies of the same member.

Under the terms of the voting agreements, CCMP and Unitas are required to vote their Shares in favor of the approval and adoption of the merger agreement, the merger and the plan of merger. As a result, assuming the supporting shareholders comply with the terms of the voting agreements and unless the merger agreement is terminated in accordance with its terms, a quorum will be present at the extraordinary general meeting. We expect, as of the Share record date, there will be 112,850,595 Shares entitled to be voted at the extraordinary general meeting.

Vote Required

Approving and authorizing the Cayman plan of merger and the other limbs of the proposed resolution as set out in the Notice requires the approval by a special resolution, being a resolution passed by a majority of not less than two-thirds of the persons registered as the record holders of Shares as of the close of business in the Cayman Islands on October 2, 2013, the Share record date, as, being entitled to do so, vote in person or, where proxies are allowed, by proxy at a general meeting of the Company, pursuant to the Cayman Companies Law and the articles of association of the Company.

Contemporaneously with execution of the merger agreement on August 19, 2013, the supporting shareholders entered into voting agreements copies of which are attached as Annex D.  Pursuant to the voting agreements, the supporting shareholders agreed, among other things, to vote their Shares in favor of the approval and adoption of the merger agreement, the merger and the plan of merger, unless the merger agreement is terminated.  As of the Share record date for the extraordinary general meeting, the supporting shareholders together beneficially owned approximately 84.3% of our outstanding ordinary shares.

Procedures for Voting

Shares

Holders of record of our Shares may vote their Shares by attending the extraordinary general meeting and voting their Shares in person, or by completing the enclosed proxy card in accordance with the instructions set forth on the proxy card. Your proxy card must be delivered to the Company not less than 48 hours prior to the extraordinary general meeting on October 4, 2013.

Shareholders who hold their Shares in “street name,” meaning in the name of a bank, broker or other person who is the record holder, must either direct the record holder of their Shares how to vote their Shares or obtain a proxy from the record holder to vote their Shares at the extraordinary general meeting.

Shareholders who have questions or requests for assistance in completing and submitting proxy cards should contact the Company Secretary, Sarah Larkins at Edwards, Crawley Business Quarter, Manor Royal, Crawley, West Sussex, RH10 9LW, England or by email at atlascopcomerger@edwardsvacuum.com.

ADSs

If you own ADSs, you cannot vote at the extraordinary general meeting directly, but you may instruct the ADS depositary (as the record holder of the Shares underlying the ADSs) how to vote the Shares underlying your ADSs. The ADS depositary has advised us that it intends to mail to all owners of ADSs as of August 30, 2013 (Cayman Islands time) the accompanying notice of extraordinary general meeting, proxy statement and a voting instruction card. Upon the receipt of a voting instruction card properly executed by a holder of ADSs, the ADS depositary will endeavor, in so far as practicable, to vote or cause to be voted the amount of Shares represented by the ADSs held by such holder, evidenced by ADRs related to those ADSs, in accordance with the instructions set forth in such voting instruction card timely received from holders of ADSs no later than 5:00 p.m. (New York City time) on September 27, 2013. The ADS depositary must receive such instructions no later 5:00 p.m. (New York City time) on September 27, 2013, in order to ensure that the Shares underlying your ADSs are properly voted at the extraordinary general meeting.

The ADS depositary has advised us that it will not vote or attempt to exercise the right to vote Shares represented by ADSs other than in accordance with properly executed voting instruction cards. If the ADS depositary does not receive your instructions before 5:00 p.m. (New York City time) on September 27, 2013, the ADS depositary will not vote or attempt to exercise the right to vote the Shares underlying your ADSs. If the ADS depositary timely receives your voting instructions which fail to specify the manner in which the ADS depositary is to vote the Shares underlying your ADSs, the ADS depositary will not exercise your right to vote at the extraordinary general meeting, pursuant to the terms of the deposit agreement. The ADS depositary and its agents have advised us that they are not responsible if they fail to carry out your voting instructions or for the manner in which they carry out your voting instructions. This means that if the Shares underlying your ADSs are not able to be voted at the extraordinary general meeting, there may be nothing you can do.

Voting of Proxies and Failure to Vote

All Shares represented by valid proxies will be voted at the extraordinary general meeting in the manner specified by the holder. If a shareholder returns a properly signed proxy card but does not indicate how the shareholder wants to vote, Shares represented by that proxy card will be voted FOR the approval and authorization of the Cayman plan of merger and the other limbs of the proposed resolution as set out in the Notice unless the shareholder appoints a person other than the chairman of the meeting as proxy, in which case the Shares represented by that proxy card will be voted (or not submitted for voting) as the proxy determines.

Brokers or other nominees who hold our Shares in “street name” for customers who are the beneficial owners of such Shares may not give a proxy to vote those customers’ Shares in the absence of specific instructions from those customers. Broker non–votes will be counted toward a quorum but will not be treated as voted at the extraordinary general meeting.

Revocability of Proxies

Registered holders of our Shares may revoke their proxies in one of three ways:

•                                          Firstly, a registered shareholder can revoke a proxy by written notice of revocation given to the chairman of the extraordinary general meeting before the extraordinary general meeting commences. Any written notice revoking a proxy should also be sent to Edwards at Crawley Business Quarter, manor Royal, Crawley, West Sussex, RH10 9LW, England or, by email, to atlascopcomerger@edwardsvacuum.com.

•                                          Secondly, a registered shareholder can complete, date and submit a new proxy card bearing a later date than the proxy card sought to be revoked to Edwards if delivered to Edwards by 10:30 a.m. on October 2, 2013, being 48 hours prior to the extraordinary general meeting. You may also return a new proxy by email by following the instructions shown on your proxy card.

•                                          Thirdly, a registered shareholder can attend the meeting and vote in person. Attendance, by itself, will not revoke a proxy. It will only be revoked if the registered shareholder actually votes at the extraordinary general meeting.

If a shareholder holds Shares through a broker and has instructed the broker, bank or nominee to vote the shareholder’s Shares, the shareholder must follow directions received from the broker, bank or nominee to change those instructions.

If you hold ADSs and have provided voting instructions to the ADS depositary, The Bank of New York Mellon, you must follow directions received from such depositary to change those voting instructions.

If you hold your ADSs through a broker, bank or nominee and you have instructed your broker, bank or nominee to give ADS voting instructions to the ADS depositary, you must follow the directions of your broker, bank or nominee to change those instructions.

Whom to Contact for Assistance

If you need assistance, including help in changing or revoking your proxy, please contact the Company Secretary, Sarah Larkins at Crawley Business Quarter, Manor Royal, Crawley, West Sussex, RH10 9LW, England or by email at atlascopcomerger@edwardsvacuum.com.

Other Business

We are not currently aware of any business to be acted upon at the extraordinary general meeting other than the matters discussed in the notice convening the meeting.

THE CAYMAN PLAN OF MERGER

This section of the proxy statement describes the material terms of the Cayman plan of merger which incorporates the merger agreement but does not purport to describe all of the terms of the Cayman plan of merger.  The following summary is qualified in its entirety by reference to the complete text of the Cayman plan of merger (incorporating the merger agreement), which is attached as Annex A to this proxy statement and is incorporated into this proxy statement by reference.  We urge you to read the full text of the Cayman plan of merger because it is the legal document that governs the proposed merger.  This description of the Cayman plan of merger has been included to provide you with information regarding its terms.

The Cayman plan of merger set out certain information as required by the Cayman Companies Law including the following:

•                                          the names and registered office addresses of Edwards and Varg Holding;

•                                          the designation and number of each class of shares in the capital of Edwards and Varg Holding;

•                                          the date on which it is intended that the merger is to take effect;

•                                          the terms and conditions of the merger by reference to the merger agreement as annexed at Annexure 1;

•                                          the rights and restrictions attaching to the shares in Edwards upon the merger becoming effective by reference to the second amended and restated memorandum and articles of association of Edwards as annexed at Annexure 2;

•                                          the amounts to be paid to or the benefits to be received by certain directors of Edwards following the merger becoming effective;

•                                          confirmation that there are no secured creditors of either Edwards or Varg Holding; and

•                                          the names and addresses of the directors of Edwards upon the merger becoming effective.

The terms of the merger agreement are as described elsewhere in this proxy statement, including the section entitled The Merger Agreement.

DISSENTERS’ RIGHTS

The following is a brief summary of the rights of holders of the Shares to dissent from the merger and receive cash equal to the fair value of their Shares (referred to herein as the “Dissenters’ Rights”). This summary is not a complete statement of the law, and is qualified in its entirety by the complete text of Section 238 of the Cayman Companies Law, a copy of which is attached as Annex C to this proxy statement. If you are contemplating the possibility of exercising your Dissenters’ Rights, you should carefully review the text of Annex C, particularly the procedural steps required to exercise Dissenters’ Rights. These procedures are complex and you should consult your Cayman Islands legal counsel. If you do not fully and precisely satisfy the procedural requirements of the Cayman Companies Law, you will lose your Dissenters’ Rights.

Requirements for Exercising Dissenters’ Rights

A dissenting registered shareholder of the Company is entitled to payment of the fair value of such shareholder’s Shares upon dissenting from the proposed merger, provided that such shareholder follows the procedures summarized below.

The exercise of your Dissenters’ Rights will preclude the exercise of any other rights by virtue of holding Shares in connection with the merger, other than the right to seek relief on the grounds that the merger is void or unlawful. To exercise your Dissenters’ Rights, the following procedures must be followed:

•                                          you must give written notice of objection (referred to herein as the “Notice of Objection”) to the Company prior to the vote to approve and authorize the merger. The Notice of Objection must include a statement that you propose to demand payment for your Shares if the merger is authorized by the resolution at the extraordinary general meeting;

•                                          within 20 days immediately following the date on which the vote approving and authorizing the merger is made, the Company must give written notice of the authorization (referred to herein as the “Approval Notice”) to all dissenting shareholders who have served a Notice of Objection (referred to herein as the “Dissenting Shareholders”);

•                                          within 20 days immediately following the date on which the Approval Notice is given (referred to herein as the “Dissent Period”), the Dissenting Shareholder must give a written notice of such Dissenting Shareholder’s dissent (referred to herein as the “Notice of Dissent”) to the Company stating such Dissenting Shareholder’s name and address, the number and class of Shares with respect to which such Dissenting Shareholder dissents and demanding payment of the fair value of such Dissenting Shareholder’s Shares. The Dissenting Shareholder will cease to have any rights of a shareholder upon the giving of such Notice of Dissent except the right to be paid the fair value of such Dissenting Shareholder’s Shares (and the right to participate in court proceedings to determine the fair value of such Dissenting Shareholder’s Shares or the right to institute proceedings on the grounds that the merger is void or unlawful). A Dissenting Shareholder may only dissent in respect of all the Shares which such Dissenting Shareholder holds;

•                                          within seven days immediately following (i) the date of expiry of the Dissent Period or (ii) the date on which the Cayman plan of merger is filed with the Registrar of Companies of the Cayman Islands, whichever is later, the Company, as the surviving company, must make a written offer (referred to herein as the “Fair Value Offer”) to each Dissenting Shareholder to purchase such Dissenting Shareholder’s Shares at a price determined by the Company to be the fair value of such Shares;

•                                          if, within 30 days immediately following the date of the Fair Value Offer, the Company and the Dissenting Shareholder fail to agree on a price at which the Company will purchase the Dissenting Shareholder’s Shares, then, within 20 days immediately following the date of the expiry of such 30–day period, the Company must, and the Dissenting Shareholder may, file a petition with the Grand Court of the Cayman Islands (referred to herein as the “Grand Court”) for a determination of the fair value of the Shares held by all Dissenting Shareholders who have served a Notice of Dissent and who have not agreed with the Company as to fair value; and

•                                          if a petition is timely filed, the Grand Court will determine at a hearing which shareholders are entitled to Dissenters’ Rights and will determine the fair value of the Shares held by those shareholders.

All notices and petitions must be executed by or for the shareholder of record, fully and correctly, as such shareholder’s name appears on the register of members of the Company. If the Shares are owned of record in a fiduciary capacity, such as by a trustee, guardian or custodian, these notices must be executed by or for the fiduciary. If the Shares are owned by or for more than one person, such notices and petitions must be executed by or for all joint owners. An authorized agent, including an agent for two or more joint owners, may execute the notices or petitions for a shareholder of record; however, the agent must identify the record owner and expressly disclose the fact that, in exercising the notice, such agent is acting as agent for the record owner. A person having a beneficial interest in Shares held of record in the name of another person, such as a broker or nominee, must act promptly to become the holder of record of such Shares, in order to follow the steps summarized above in a timely manner to exercise Dissenters’ Rights attached to the Shares.

You must be a registered holder of Shares in order to exercise your Dissenters’ Rights. A holder of ADSs representing Shares held by the ADS depositary who wishes to dissent must surrender such holder’s ADSs to the ADS depositary before the extraordinary general meeting on October 4, 2013 and pay any applicable fees to the ADS depositary to withdraw such holder’s Shares and then become a record holder of such Shares and comply with the procedures described above (including delivery of a Notice of Objection prior to the extraordinary general meeting on October 4, 2013) in order to exercise the Dissenters’ Rights with respect to the Shares prior to the extraordinary general meeting. The ADS depositary will not exercise Dissenters’ Rights on behalf of a holder of ADSs and any Notice of Dissent delivered to the ADS depositary will not be effective under the Cayman Companies Law. If you hold ADSs through a broker and you wish to cancel your ADSs, please contact your broker. If your broker needs further instruction, please have your broker contact the depositary at 101 Barclay Street, New York, New York, 10286.

If you do not satisfy each of these requirements, you cannot exercise Dissenters’ Rights and will be bound by the terms of the Cayman plan of merger. Failure to vote your Shares, or a vote against the approval and authorization of the Cayman plan of merger and the other limbs of the proposed resolution as set out in the Notice and any and all transactions contemplated thereby, will not alone satisfy the notice requirement referred to above. You must send all notices to the Company for the attention of the Company Secretary, Sarah Larkins, at Crawley Business Quarter, Manor Royal, West Sussex, RH10 9LW, England.

If you are considering dissenting, you should be aware that the fair value of your Shares determined under Section 238 of the Cayman Companies Law could be more than, the same as, or less than the US$9.25 plus the Additional Payment in cash (minus the US$0.05 cancellation fee per ADS and a US$17.50 cable fee per ADS transaction) without interest for each Share of the Company that you would otherwise receive as consideration in the merger.

The costs of the proceeding may be determined by the Grand Court which may order all or a portion of the expenses incurred by any Dissenting Shareholder in connection with the proceeding, including reasonable attorney’s fees and the fees and expenses of experts, to be charged pro rata against the value of all of the Shares which are the subject of the proceeding.

The provisions of Section 238 of the Cayman Companies Law are technical and complex. If you fail to comply strictly with the procedures set forth in Section 238 of the Cayman Companies Law, you will lose your Dissenters’ Rights. You should consult your Cayman Islands legal counsel if you wish to exercise Dissenters’ Rights.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT OF THE COMPANY

The following table sets forth certain information regarding the beneficial ownership of Edwards shares by: (a) each person who is known by Edwards to be the beneficial owner of more than five percent of the outstanding Edwards shares; (b) each of Edwards’ directors; and (c) each member of Edwards’ senior management, in each case as of the date of this proxy statement.

Name of beneficial owner	Number of Options	Number of Shares	Percentage of Shares
Principal shareholders
BNY (Nominees) Limited(1)		12,894,103	11.43%
CCMP Capital, LLC and Related Funds (2)		47,581,082	42.16%
Unitas Capital Investors (Cayman) Ltd.(3)		47,581,082	42.16%
Directors
Dominique Fournier		—	—
Jim Gentilcore,	300,000 UK Unapproved	149,349	*
John Lewis (3)		47,581,082	42.16%
Robert McGuire (2)		47,581,082	42.16%
Rick Medlock		—	—
Nick Rose (4)	80,000 UK Unapproved	98,650	*
Sir Kevin Smith (3)		47,581,082	42.16%
David Smith (5)	1,994 UK Sharesave 5,692 UK Approved 109,308 UK Unapproved	206,486	*
Senior management
Sia Abbaszadeh	5,692 UK Approved 58,308 UK Unapproved	186,159	*
Mike Allison (6)	1,994 UK Sharesave 5,692 UK Approved 58,308 UK Unapproved	248,212	*

Name of beneficial owner	Number of Options	Number of Shares	Percentage of Shares
Malcolm Forrest (7)	1,994 UK Sharesave 11,000 International Unapproved	56,624	—
Steve Goldspring	5,692 UK Approved 58,308 UK Unapproved	—	—
Neil Lavender-Jones	1,993 International Sharesave 11,000 International Unapproved	248,213	—
Adam Ramsay (8)	1,994 UK Sharesave 5,692 UK Approved 10,308 UK Unapproved	124,106	*
Chris Shepherd(9)	1,994 UK Sharesave 5,692 UK Approved 58,308 UK Unapproved	5,000	*
John Woodburn	5,952 UK Approved 58,048 UK Unapproved	—	—
All board of director members and senior management as a group (16 persons)(10)	11,963 UK and International Sharesave 812,896 UK and International Unapproved 40,104 UK Approved	96,484,963	85.5%

* Represents beneficial ownership of less than 1% of Edwards outstanding shares.

(1) BNY (Nominees) Limited acts as depositary under the Deposit Agreement dated May 16, 2012 between Edwards Group Limited, The Bank of New York Mellon and the owners and holders of ADSs. Each ordinary share held by BNY (Nominees) Limited represents one American Depositary Share traded on the NASDAQ Global Select Market under the symbol ‘‘EVAC’’. Their holding includes 98,650 ADSs held by Nick Rose and 5,000 ADSs held by Chris Shepherd.

(2) In the case of CCMP Capital, LLC (‘‘CCMP Capital’’), includes 5,596,056 ordinary shares owned by CCMP Capital Investors (Cayman) II, L.P. (‘‘CCMP Cayman’’) and 41,985,026 ordinary shares owned by CCMP Capital Investors II (AV-3), L.P. (‘‘CCMP Capital Investors’’ and, together with CCMP Cayman, the ‘‘CCMP Capital Funds’’).  The general partner of the CCMP Capital Funds is CCMP Capital Associates, L.P. (‘‘CCMP Capital Associates’’). The general partner of CCMP Capital Associates is CCMP Capital Associates GP, LLC (‘‘CCMP Capital Associates GP’’). CCMP Capital Associates GP is wholly-owned by CCMP Capital. Each of CCMP Capital Associates, CCMP Capital Associates GP and CCMP Capital may be deemed, pursuant to Rule 13d-3 under Exchange Act, to beneficially own the shares held by the CCMP Capital Funds.  CCMP Capital ultimately exercises voting and dispositive power over the ordinary shares held by the CCMP Capital Funds. Voting and disposition decisions at CCMP Capital with respect to such shares are made by an investment committee, the members of which are Stephen Murray (the President and Chief Executive Officer of CCMP Capital), Greg Brenneman (the Chairman of CCMP Capital) and Robert J. McGuire (Managing Director of CCMP Capital Advisors (UK) II Limited, an affiliate of CCMP Capital), each of whom may be deemed to beneficially own the shares owned by the CCMP Capital Funds. The address of Stephen Murray, Greg Brenneman and each of the CCMP entities (other than CCMP Cayman and CCMP Capital Investors) is c/o CCMP Capital, LLC, 245 Park Avenue, New York, New York 10167. The address of Bob McGuire is c/o CCMP Capital Advisors (UK) LLP, Almack House, 28 King Street,

London SW1Y 6XA, United Kingdom. The address of CCMP Cayman and CCMP Capital Investors is c/o Intertrust, 190 Elgin Avenue, George Town, Grand Cayman, Cayman Islands.  Each of Messrs. Murray, Brenneman and McGuire disclaims any beneficial ownership of any shares beneficially owned by the CCMP Capital Funds, except to the extent of their respective pecuniary interest therein.

(3) Unitas Capital Investors (Cayman) Ltd. is majority owned by Asia Opportunity Fund II, L.P. (‘‘AOF’’). The general partner of AOF is Unitas Capital Equity Partners II, L.P. (‘‘Unitas Capital’’). The general partner of Unitas Capital is Liu Asia Equity Company II (‘‘Liu Asia Equity’’). Liu Asia Equity is wholly-owned by Andrew Liu. Each of AOF, Unitas Capital and Liu Asia Equity may be deemed, pursuant to Rule 13d-3 under the Exchange Act, to beneficially own the shares held by Unitas Capital Investors (Cayman) Ltd.  Unitas Capital ultimately exercises voting and dispositive power over the ordinary shares held by Unitas Capital Investors (Cayman) Ltd. Voting and disposition decisions at Unitas Capital with respect to such shares are made by an investment committee, the members of which are Jay Lee, John Lewis, Andrew Liu, Anurag Mathur, Ajeet Singh, Sir Kevin Smith, Eugene Suh and Jim Tsao, each of whom may be deemed to beneficially own the shares owned by Unitas Capital Investors (Cayman) Ltd. Each of Messrs. Lee, Lewis, Liu, Mathur, Singh, Smith, Suh and Tsao disclaims any beneficial ownership of any shares beneficially owned by Unitas Capital Investors (Cayman) Ltd., except to the extent of their respective pecuniary interest therein. The address of each of Unitas Capital Investors (Cayman) Ltd. and Unitas Capital is c/o Intertrust, 190 Elgin Avenue, Georgetown, Grand Cayman KY1-9005, Cayman Islands. The address of each of Messrs. Lee, Lewis, Liu, Mathur, Singh, Smith, Suh and Tsao is c/o Unitas Capital, 14th Floor, St. George’s Building, 2 Ice House Street, Central, Hong Kong.

(4) Nick Rose owns ADSs not ordinary shares and his holding is also included in the total held by BNY (Nominees) Limited.

(5) In the case of David Smith, includes 103,243 ordinary shares owned by David Smith and 103,243 ordinary shares owned by Judith Smith.

(6) In the case of Mike Allison, includes 124,106 ordinary shares owned by Mike Allison and 124,106 ordinary shares owned by Caroline Allison.

(7) In the case of Malcolm Forrest, includes 28,312 ordinary shares owned by Malcolm Forrest and 28,312 ordinary shares owned by Ayano Forrest.

(8) In the case of Adam Ramsay, includes 62,053 ordinary shares owned by Adam Ramsay and 62,053 ordinary shares owned by Adele Ramsay.

(9) Chris Shepherd owns ADSs not Ordinary Shares and his holding is also included in the total held by BNY (Nominees) Limited.

(10) Includes shares beneficially owned by the CCMP Capital Funds as a result of Robert McGuire potentially being deemed a beneficial owner of such shares as a consequence of Robert McGuire being a member of a CCMP Capital Investment Committee.  See note 2 above. Also includes shares beneficially owned by Unitas Capital Investors (Cayman) Ltd as a result of John Lewis and Sir Kevin Smith being deemed beneficial owners of such shares as a consequence of being members of a Unitas Capital Investment Committee. See note 3 above.

CERTAIN MATERIAL UNITED KINGDOM TAX CONSEQUENCES

The following statements are intended to apply only as a general guide to current United Kingdom (“UK”) tax law and to the current published practice of HM Revenue and Customs (“HMRC”). They summarize certain limited aspects of the UK taxation treatment of the merger. The statements are intended to apply only to holders of Shares or ADSs who are resident in the UK for UK tax purposes, who, in the case of individuals, are domiciled in the UK, who hold their Shares or ADSs as an investment (other than under an Individual Savings Account) and who are the beneficial owners of their Shares or ADSs. The statements may not apply to certain classes of holders, such as intermediaries, brokers, dealers in securities or persons who have (or are regarded as having) obtained their Shares or ADSs by virtue of an office or employment (whether current, historic or prospective) or to holders of options in respect of the Company (including option holders under the 2012 Equity Incentive Plan or participants in the Sharesave Plan). The statements are not intended to be, and should not be construed to be, legal or taxation advice to any particular holder.

The paragraphs below do not constitute tax advice. Holders of Shares or ADSs are recommended to consult their own tax advisors without delay if they are in any doubt as to the UK tax consequences of the merger.

The merger will involve a disposal of the Shares or ADSs for the purposes of UK taxation of chargeable gains. A holder’s liability to tax will depend on the individual circumstances of that holder (including the availability of any exemptions and reliefs).

Under the merger, the holder will effect a disposal of his Shares or ADSs in return for the merger consideration. The cash consideration of US$9.25, plus any Additional Payment or Additional Payment Right, should therefore generally be included in determining whether a chargeable gain or allowable loss has arisen to a holder as a result of the merger.

Computation of UK taxation on chargeable gains

(i) Individuals

Gains arising to an individual holder within the charge to UK capital gains tax, will, subject to the availability to that holder of any exemptions, reliefs and/or allowable losses, be subject to tax: (i) where that holder’s total taxable income and gains (after allowable deductions) do not exceed the upper limit of the basic rate income tax band (which is £32,010 for the 2013/2014 tax year) at the rate of 18 per cent.; and (ii) to the extent that that holder’s total taxable income and gains exceed that upper limit, gains in excess of that upper limit will be taxed at 28 per cent.

Individual holders are entitled to an annual allowance of tax-free gains arising in a given UK tax year (referred to herein as the “annual exemption”). The annual exemption for the 2013/2014 tax year is £10,900. A holder who is an individual and who has ceased to be resident or ordinarily resident in the UK for tax purposes for a period of less than five complete tax years and who disposes of the Shares during that period may also be liable on his return to the UK to tax on any capital gain realized (subject to any available exemption or relief).

(ii) Companies

Corporation tax is charged on chargeable gains at the rate applicable to that company. Holders within the charge to UK corporation tax should, for the purposes of computing chargeable gains, be able to claim an indexation allowance which applies to reduce capital gains (but not to create or increase an allowable loss) to the extent that such gains arise due to inflation.

CERTAIN MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES

This disclosure is limited to the U.S. federal tax issues addressed herein. Additional issues may exist that are not addressed in this disclosure and that could affect the U.S. federal tax treatment of the transactions or matters addressed herein. This tax disclosure was written in connection with the promotion or marketing of the transactions or matters addressed herein, and it cannot be used by any person for the purpose of avoiding penalties that may be asserted against such person under the Internal Revenue Code of 1986, as amended (referred to herein as the “Code”). Taxpayers should seek advice based on their particular circumstances from their tax advisor.

The following is a discussion of certain United States federal income tax consequences to U.S. holders (as defined below) of Shares or ADSs of receiving the cash consideration in the merger in the amount of the base consideration and Additional Payment.  This discussion does not address any tax consequences arising under the laws of any state, local or foreign jurisdiction or United States federal laws other than United States federal income tax laws and does not address tax considerations applicable to holders who exercise dissenters’ rights.  This discussion is based on the Code, applicable United States Treasury Regulations, published positions of the Internal Revenue Service (referred to herein as the “IRS”), court decisions and other applicable authorities, all as currently in effect as of the date hereof and all of which are subject to change or differing interpretations (possibly with retroactive effect).  This discussion does not address all aspects of United States federal income taxation that may be applicable to U.S. holders of Shares or ADSs in light of their particular circumstances or U.S. holders of Shares or ADSs subject to special treatment under United States federal income tax law, such as:

•                                          entities treated as partnerships for United States federal income tax purposes, S corporations or other pass-through entities;

•                                          persons who hold Shares or ADSs as part of a straddle, hedging transaction, synthetic security, conversion transaction or other integrated investment or risk reduction transaction;

•                                          U.S. holders who own or owned directly, indirectly or by attribution, at least 10% of the voting power of our Shares;

•                                          U.S. holders whose functional currency is not the U.S. dollar;

•                                          United States expatriates;

•                                          persons who acquired Shares or ADSs through the exercise of employee stock options or otherwise as compensation;

•                                          persons subject to the United States alternative minimum tax;

•                                          banks, insurance companies and other financial institutions;

•                                          regulated investment companies;

•                                          real estate investment trusts;

•                                          tax-exempt organizations;

•                                          brokers or dealers in securities; and

•                                          traders in securities that elect mark-to-market treatment.

Shareholders and ADS holders should consult their tax advisors to determine the particular tax consequences to them of the receipt of cash in exchange for Shares or ADSs pursuant to the merger (including the application and effect of any state, local or non-United States income and other tax laws).

If a partnership (including any entity or arrangement treated as a partnership for United States federal income tax purposes) holds Shares or ADSs, the tax treatment of a partner in the partnership generally will depend upon the status of the partner and the activities of the partnership.  Partners in a partnership holding Shares or ADSs should consult their tax advisors regarding the tax consequences of the merger.

This discussion applies only to shareholders and ADS holders that hold their Shares or ADSs as capital assets within the meaning of Section 1221 of the Code.

For purposes of this discussion, the term “U.S. holder” means a beneficial owner of Shares or ADSs that is:

•                                          a citizen or individual resident of the United States;

•                                          a corporation, or other entity taxable as a corporation for United States federal income tax purposes, created or organized under the laws of the United States or any of its political subdivisions;

•                                          a trust or an estate that is subject to United States federal income tax on its income regardless of its source.

We believe, and the following discussion assumes, that we have not been a “passive foreign investment company” (referred to herein as a “PFIC”) for any taxable year since our initial public offering and we do not expect to be a PFIC for the current taxable year.

Tax Consequences of the Merger Generally

The exchange of Shares or ADSs for cash in the merger will generally be a taxable transaction to U.S. holders for United States federal income tax purposes.  In general, a U.S. holder of Shares or ADSs who receives cash in the merger will recognize capital gain or loss for United States federal income tax purposes in an amount equal to the difference, if any, between the amount of cash received and the U.S. holder’s adjusted tax basis in such shares.  A U.S. holder’s adjusted tax basis will generally equal the price the U.S. holder paid for such shares.  Gain or loss will be determined separately for each block of Shares or ADSs (i.e., Shares or ADSs acquired at the same cost in a single transaction) owned by a U.S. holder.  Such gain or loss will generally be treated as long-term capital gain or loss if the U.S. holder’s holding period for the Shares or ADSs exceeds one year at the effective time of the merger.  Long-term capital gains of non-corporate U.S. holders are generally subject to reduced rates of taxation.  The deductibility of capital losses is subject to limitations.  Capital gains recognized by individuals, trusts and estates also may be subject to a 3.8% federal Medicare contribution tax.

Backup Withholding

You may be subject to information reporting and backup withholding at a rate of 28% on any cash you receive in the merger.  You generally will not be subject to backup withholding, however, if you:

•                                          furnish a correct taxpayer identification number, certify that you are not subject to backup withholding on a Form W-9 (or successor form) and otherwise comply with all the applicable requirements of the backup withholding rules; or

•                                          provide proof that you are otherwise exempt from backup withholding.

Backup withholding is not an additional tax.  Any amounts withheld under the backup withholding rules will generally be allowed as a refund or credit against your United States federal income tax liability, provided you timely furnish the required information to the IRS.  Each U.S. holder should consult its tax advisors as to its qualification for an exemption from information reporting and backup withholding and the procedures for obtaining such exemption.

You are urged to consult your tax advisors with respect to the application of United States federal income tax laws to your particular situation as well as any tax consequences arising under the United States federal estate or gift tax rules, or under the laws of any state, local, foreign or other taxing jurisdiction.

FUTURE SHAREHOLDER PROPOSALS

If the proposed merger is completed, we will not have public shareholders and there will be no public participants in any future shareholders meeting.

WHERE YOU CAN FIND MORE INFORMATION

The Company is a “foreign private issuer” as defined in Rule 3b–4 under the Exchange Act and the equity securities of the Company are accordingly exempt from the proxy rules set forth in Sections 14(a), 14(b), 14(c) and 14(f) of the Exchange Act. Moreover, as a foreign private issuer, neither U.S. federal securities laws nor the rules of the NASDAQ Global Select Market require us to file this proxy statement or any proxy solicitation materials accompanying this proxy statement on Schedule 14A or 14C in connection with the extraordinary general meeting. The Company is soliciting proxies in connection with the extraordinary general meeting in accordance with applicable rules and regulations of the Cayman Islands.

We are subject to the reporting requirements of the Exchange Act applicable to foreign private issuers and we file our annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy these reports, proxy statements and other information at the SEC’s Public Reference Room at 100 F Street NE, Washington, D.C. 20549 at prescribed rates. Information on the operation of the Public Reference Room may be obtained by calling the SEC at 1–800–SEC–0330. The information we file or furnish is also available free of charge on the SEC’s website at http://www.sec.gov.

You also may obtain free copies of the documents the Company files with the SEC by going to the “Investor Relations” section of our website at http://www.edwardsvacuum.com/. Our website address is provided as an inactive textual reference only. The information provided on our website is not part of this proxy statement, and therefore is not incorporated by reference.

Statements contained in this proxy statement regarding the contents of any contract or other document, are not necessarily complete and each such statement is qualified in its entirety by reference to that contract or other document attached as an exhibit hereto. The SEC allows us to “incorporate by reference” information into this proxy statement. This means that we can disclose important information by referring to another document filed separately with the SEC. The information incorporated by reference is considered to be part of this proxy statement. This proxy statement and the information that we later file with the SEC may update and supersede the information incorporated by reference. Similarly, the information that we later file with the SEC may update and supersede the information in this proxy statement. The Company’s annual report on Form 20-F filed with the SEC on April 23, 2013 as amended by the Form 20–F/A filed with the SEC on July 12, 2013 is incorporated herein by reference.  The Company’s reports on Form 6–K furnished to, or filed with, the SEC since April 23, 2013, if any, are incorporated herein by reference.

We undertake to provide you without charge to each person to whom a copy of this proxy statement has been delivered, upon request, by first class mail or other equally prompt means, within one business day of receipt of the request, a copy of any or all of the documents incorporated by reference into this proxy statement, other than the exhibits to these documents, unless the exhibits are specifically incorporated by reference into the information that this proxy statement incorporates.

Requests for copies of our filings should be directed to Sarah Larkins, at atlascopcomerger@edwardsvacuum.com or at the address provided in this proxy statement.

THIS PROXY STATEMENT DOES NOT CONSTITUTE THE SOLICITATION OF A PROXY IN ANY JURISDICTION TO OR FROM ANY PERSON TO WHOM OR FROM WHOM IT IS UNLAWFUL TO MAKE SUCH PROXY SOLICITATION IN THAT JURISDICTION. YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROXY STATEMENT TO VOTE YOUR SHARES AT THE EXTRAORDINARY GENERAL MEETING. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH INFORMATION THAT IS DIFFERENT FROM WHAT IS CONTAINED IN THIS PROXY STATEMENT.

THIS PROXY STATEMENT IS DATED AUGUST 28, 2013. YOU SHOULD NOT ASSUME THAT THE INFORMATION CONTAINED IN THIS PROXY STATEMENT IS ACCURATE AS OF ANY DATE OTHER THAN THAT DATE, AND THE MAILING OF THIS PROXY STATEMENT TO SHAREHOLDERS DOES NOT CREATE ANY IMPLICATION TO THE CONTRARY.

ANNEX A - Cayman Plan of Merger (including Merger Agreement)

The Companies Law (2012 Revision) of the Cayman Islands

Plan of Merger

This plan of merger (this “Plan of Merger”) is made on [date] between Edwards Group Limited (the “Surviving Company”) and Varg Holding (the “Merging Company”).

Whereas the Merging Company is a UK tax resident Cayman Islands exempted company and is entering into this Plan of Merger pursuant to the provisions of Part XVI of the Companies Law (2012 Revision) (the “Statute”).

Whereas the Surviving Company is a Cayman Islands exempted company and is entering into this Plan of Merger pursuant to the provisions of Part XVI of the Statute.

Whereas the directors of the Merging Company and the directors of the Surviving Company deem it desirable and in the commercial interests of the Merging Company and the Surviving Company, respectively, that the Merging Company be merged with and into the Surviving Company and that the undertaking, property and liabilities of the Merging Company vest in the Surviving Company (the “Merger”).

Terms not otherwise defined in this Plan of Merger shall have the meanings given to them under the Statute or the Agreement and Plan of Merger dated as of 19 August 2013 and made between, amongst others, the Surviving Company and the Merging Company (the “Merger Agreement”), a copy of which is annexed at Annexure 1 hereto, as the context requires.

Now, therefore, this Plan of Merger provides as follows:

1                                         The constituent companies (as defined in the Statute) to this Plan of Merger are the Surviving Company and the Merging Company.

2                                         The surviving company (as defined in the Statute) is the Surviving Company.

3                                         The registered office of the Surviving Company is c/o Maples Corporate Services Limited of PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands and the registered office of the Merging Company is Zephyr House, 122 Mary Street, P.O. Box 709, Grand Cayman, KY1-1107, Cayman Islands.

4                                         Immediately prior to the Effective Date (as defined below), the share capital of the Surviving Company will be £500,000 divided into 250,000,000 ordinary shares of a par value of £0.002 each and the Surviving Company will have [insert number] ordinary shares in issue.(1)

5                                         Immediately prior to the Effective Date (as defined below), the share capital of the Merging Company will be US$50,000 divided into 50,000 shares of a par value of US$1.00 each and the Merging Company will have one (1) share in issue.(2)

(1) The issued share capital immediately prior to the Merger may depend on the conversion/redemption of outstanding options, warrants and shares.  Such actions will need to be accounted for in relation to paragraphs 4 and 5.  It is also important to note that the issued share capital of the “Surviving Company” is not the same as that of the “surviving company” which will be the merged entity and whose issued share capital will depend on the conversion mechanics set out in paragraph 7.

6                                         The date on which it is intended that the Merger is to take effect is the date that this Plan of Merger is registered by the Registrar in accordance with section 233(13) of the Statute (the “Effective Date”).

7                                         The terms and conditions of the Merger, including the manner and basis of converting shares in each constituent company into shares in the Surviving Company, are set out in the Merger Agreement in the form annexed at Annexure 1 hereto.

8                                         The rights and restrictions attaching to the shares in the Surviving Company are set out in the Second Amended and Restated Memorandum and Articles of Association of the Surviving Company in the form annexed at Annexure 2 hereto.

9                                         The Memorandum and Articles of Association of the Surviving Company immediately prior to the Merger shall be its Memorandum and Articles of Association after the Merger.

10                                  None of the directors of the Surviving Company will be paid any amounts or receive any benefits consequent upon the Merger except as described and calculated in accordance with Sections 2.02 and/or 2.06 of the Merger Agreement.

11                                  The Merging Company has granted no fixed or floating security interests that are outstanding as at the date of this Plan of Merger.

12                                  The Surviving Company has granted no fixed or floating security interests that are outstanding as at the date of this Plan of Merger.

13                                  The names and addresses of each director of the surviving company (as defined in the Statute) are(3):

13.1                        Alex Bongaerts of Atlas Copco UK Holdings Ltd, Swallowdale Lane, PO Box 79, Hemel Hempstead, Herts HP2 &HA, United Kingdom;

13.2                        Jorgen Ekelow of Atlas Copco AB, SE-105 23 Stockholm, Sweden; and

13.3                        Geert Follens of Atlas Copco Airpower N.V., P.O. Box 100, Boomsesteenweg 957, 2610 Wilrijk, Belgium.

14                                  This Plan of Merger has been approved by the board of directors of each of the Surviving Company and the Merging Company pursuant to section 233(3) of the Statute.

15                                  This Plan of Merger has been authorised by the shareholders of the Surviving Company pursuant to section 233(6) of the Statute by way of a resolution passed at an extraordinary general meeting of the Surviving Company.

This Plan of Merger has been authorised by the sole shareholder of the Merging Company pursuant to section 233(6) of the Statute.

(2) Correct as of 15 August 2013.  Pillsbury to advise of any change.

(3) Pillsbury to update, as appropriate.  Nb.  this is the list of directors post-closing.  The directors specified in paragraph 13, above, reflect the Register of Directors and Officers of the Merging Company dated 15 August 2013.

16                                  At any time prior to the Effective Date, this Plan of Merger may be:

16.1                        terminated by the board of directors of either the Surviving Company or the Merging Company;

16.2                        amended by the board of directors of both the Surviving Company and the Merging Company to:

change the Effective Date provided that such changed date shall not be a date earlier than the date that this Plan of Merger is registered by the Registrar in accordance with section 233(13) of the Statute nor later than the ninetieth day after the date of registration of this Plan of Merger with the Registrar of Companies; and

(a)                                 effect any other changes to this Plan of Merger which the directors of both the Surviving Company and the Merging Company deem advisable, provided that such changes do not materially adversely affect any rights of the shareholders of the Surviving Company or the Merging Company, as determined by the directors of both the Surviving Company and the Merging Company, respectively.

17                                  This Plan of Merger may be executed in counterparts.

18                                  This Plan of Merger shall be governed by and construed in accordance with the laws of the Cayman Islands.

In witness whereof the parties hereto have caused this Plan of Merger to be executed on the day and year first above written.

SIGNED by

Duly authorised for	)

and on behalf of	)	Director

Edwards Group Limited	)

SIGNED by

Duly authorised for	)

and on behalf of	)	Director

Varg Holding	)

Annexure 1

Merger Agreement

AGREEMENT AND PLAN OF MERGER

dated as of

August 19, 2013

among

EDWARDS GROUP LIMITED,

ATLAS COPCO AB

and

VARG HOLDING

AGREEMENT AND PLAN OF MERGER

AGREEMENT AND PLAN OF MERGER (this “Agreement”) dated as of August 19, 2013 among Edwards Group Limited, a Cayman Islands exempted company (the “Company”), Atlas Copco AB, a Swedish company (“Parent”), and Varg Holding, a Cayman Islands exempted company and a direct or indirect wholly-owned subsidiary of Parent (“Merger Subsidiary”).

W I T N E S S E T H :

WHEREAS, the Board of Directors of each of the Company and Parent has determined that a business combination between the Company and Parent is fair to and in the best interests of their respective companies and shareholders, and accordingly has agreed to effect a business combination upon the terms and subject to the conditions set forth in this Agreement and has approved this Agreement and declared this Agreement and the Merger advisable;

WHEREAS, the Board of Directors of the Company has (a) determined that it is in the best interests of the Company and its shareholders to enter into this Agreement, (b) approved the execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby, including the Merger, and (c) resolved, subject to the terms and conditions set forth in this Agreement, to recommend the approval of this Agreement and the Cayman Plan of Merger to the shareholders of the Company;

WHEREAS, the respective Boards of Directors of Parent and Merger Subsidiary have, on the terms and subject to the conditions set forth in this Agreement, approved the execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby, including the Merger, and Parent has procured the passing of a resolution of the sole shareholder of Merger Subsidiary approving and authorizing this Agreement and the Cayman Plan of Merger in accordance with Cayman Law;

WHEREAS, concurrently with the execution of this Agreement, as a condition of the willingness of the Company and Parent to enter into this Agreement, certain shareholders of the Company have entered into Voting Agreements (each a “Voting Agreement”) substantially in the form attached hereto as Exhibit A providing for, among other things, the agreement of such shareholders to vote shares of Company Stock in favor of the Merger and the approval and adoption of this Agreement;

NOW, THEREFORE, in consideration of the foregoing and the representations, warranties, covenants and agreements contained herein, the parties hereto agree as follows:

ARTICLE 1
DEFINITIONS

Section 1.01.                          Definitions.  (a) As used herein, the following terms have the following meanings:

“Acquisition Proposal” means, other than the transactions contemplated by this Agreement, any offer, proposal or inquiry relating to (i) any acquisition or purchase, direct or indirect, by a Third Party of 25% or more of the consolidated assets of the Company and its Subsidiaries or 25% or more of any class of equity or voting securities of the Company or any of its Subsidiaries whose assets, individually or in the aggregate, constitute 25% or more of the consolidated assets of the Company, (ii) any tender offer (including a self-tender offer) or exchange offer that, if consummated, would result in a Third Party’s beneficially owning 25% or more of any class of equity or voting securities of the Company or any of its Subsidiaries whose assets, individually or in the aggregate, constitute 25% or more of the consolidated assets of the Company or (iii) a merger, consolidation, share exchange, business combination, sale of substantially all the assets, reorganization, recapitalization, liquidation, dissolution or other similar transaction involving a Third Party and the Company or any of its Subsidiaries whose assets, individually or in the aggregate, constitute 25% or more of the consolidated assets of the Company.

“Additional Payment Calculation Appendix” means Appendix 1 hereto, setting out the method of calculating the amount of the Additional Payment.

“Affiliate” means, with respect to any Person, any other Person directly or indirectly controlling, controlled by, or under common control with such Person.

“American Depositary Share” or “ADS” means an American Depositary Share representing one share of Company Stock.

“Applicable Law” means, with respect to any Person, any national, federal, state or local law (statutory, common or otherwise), constitution, treaty, convention, ordinance, code, rule, regulation, order, injunction, judgment, decree, ruling or other similar requirement enacted, adopted, promulgated or applied by a Governmental Authority that is binding upon or applicable to such Person, as amended unless expressly specified otherwise.

“Benefit Plan” means each material employee or director benefit plan, program or agreement, including any material employee welfare benefit plan within the meaning of Section 3(1) of ERISA, any material employee pension benefit plan within the meaning of Section 3(2) of ERISA and any material bonus, incentive, deferred compensation, vacation, stock purchase, equity, change in control or fringe benefit plan, program or agreement which is maintained, administered or contributed to by the Company or any Subsidiary and covers any current or former employee or director of the Company or any of its Subsidiaries.

“Business Day” means a day, other than Saturday, Sunday or other day on which commercial banks in London, England, New York, New York or George Town, the Cayman Islands, are authorized or required by Applicable Law to close.

“Cayman Law” means the Companies Law (2012 Revision) of the Cayman Islands.

“Company Balance Sheet” means the unaudited consolidated balance sheet of the Company and its Subsidiaries as of the Company Balance Sheet Date delivered to Parent prior to the date hereof and made available by the Company on its Form 6-K filed on July 30, 2013.

“Company Balance Sheet Date” means June 30, 2013.

“Company Debt” shall mean the indebtedness under or in respect of the Credit Agreement, including aggregate principal balance of, and all accrued and unpaid interest on, the loans outstanding under the Credit Agreement as of the Effective Time, together with all fees payable in connection with the repayment thereof as of the Effective Time.

“Company Disclosure Schedule” means the disclosure schedule dated the date hereof regarding this Agreement that has been provided by the Company to Parent and Merger Subsidiary.

“Company Stock” means the ordinary shares of the Company of par value £0.002 each, including such shares represented by American Depositary Shares (each representing one such ordinary share), and the term “share of Company Stock” shall include such shares represented by American Depositary Shares.

“Company 20-F” means the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2012.

“Credit Agreement” shall mean the Third Amendment and Restatement Agreement to Credit Agreement; First Amendment to First-Lien Guarantee Agreement; First Amendment to U.S. First Lien Collateral Agreement, dated as of March 26, 2013, between certain Subsidiaries of the Company, Deutsche Bank AG New York Branch, as Administrative Agent, and the lenders named therein.

“Depositary” means The Bank of New York Mellon, the depositary in respect of the American Depositary Shares.

“Determination Date” has the meaning set out in the Additional Payment Calculation Appendix.

“Equity Plan” means the Edwards Group Limited 2012 Equity Incentive Plan.

“Environmental Laws” means any and all statutes, laws, regulations or rules relating to pollution or the protection of the environment or human health and safety (but solely with respect to exposure to hazardous materials).

“ERISA” means the Employee Retirement Income Security Act of 1974.

“Escrow Agreement” means an Escrow Agreement by and among, inter alia, Parent and the escrow agent appointed in connection with the escrow of the Additional Payment, substantially in the form attached hereto as Exhibit B (subject to any reasonable revisions requested by the escrow agent once appointed).

“GBP” or “£” means the lawful currency of Great Britain.

“Governmental Authority” means any national, transnational, domestic or foreign federal, state or local governmental, regulatory or administrative authority, department, court, agency or official, including any political subdivision thereof.

“IFRS” means International Financial Reporting Standards as issued by the International Accounting Standards Board.

“Intellectual Property” means trademarks, service marks, trade names, mask works, patents, trade secrets, copyrights, know-how (including any registrations or applications for registration of any of the foregoing) or any other similar type of proprietary intellectual property rights throughout the world.

“knowledge” means with respect to the Company, the actual knowledge of the individuals in the executive leadership team, listed on Section 1.01 of the Company Disclosure Schedule.

“Lien” means, with respect to any property or asset, any mortgage, lien, pledge, charge, security interest, encumbrance or other adverse claim of any kind in respect of such property or asset.  For purposes of this Agreement, a Person shall be deemed to own subject to a Lien any property or asset that it has acquired or holds subject to the interest of a vendor or lessor under any conditional sale agreement, capital lease or other title retention agreement relating to such property or asset.

“Material Adverse Effect” means a material adverse effect on the financial condition, business, assets or results of operations of the Company and its Subsidiaries taken as a whole, or on the ability of the Company to consummate the transactions contemplated by this Agreement, excluding in each case any effect resulting from (A) changes in IFRS or the regulatory accounting requirements applicable to any industry in which the Company, any of its Subsidiaries or their respective customers operates, including the semiconductor and emerging technologies (Flat Panel Display, Solar PV and LED) manufacturing industries, or applicable in any country in which the Company or any of its Subsidiaries is established, is listed or operates, (B) changes in the financial or securities markets or general economic or political conditions in any country in which the Company, any of its Subsidiaries or their respective customers is established, is listed or operates, except to the extent such changes affect the Company and its Subsidiaries (taken as a whole) in a materially disproportionate manner relative to comparable businesses in the same industry and geographic location, (C) changes (including changes of Applicable Law or interpretation thereof) or conditions affecting any industry in which Company, any of its Subsidiaries or their respective customers operates, including the semiconductor and emerging technologies (Flat Panel Display, Solar PV and LED) manufacturing industries, except to the extent such changes affect the Company and its Subsidiaries (taken as a whole) in a materially disproportionate manner relative to comparable businesses in the same industry and geographic location, (D) acts of war, sabotage or terrorism or natural disasters involving any country in which the Company, any of its Subsidiaries or their respective customers operates, (E) the announcement or consummation of the transactions contemplated by this Agreement, (F) any failure by the Company or any of its Subsidiaries to meet any internal or published budgets, projections, forecasts or predictions of financial performance for any period, (G) effects resulting from the cyclical nature of the semiconductor or emerging technologies (Flat Panel Display, Solar PV and LED) manufacturing industry or any other industry in which the Company, any of its Subsidiaries or their respective customers operates, except to the extent the cyclicality affects the Company and its Subsidiaries (taken as a whole) in a materially disproportionate manner relative to comparable businesses in the same industry and geographic location, (H) any action taken (or omitted to be taken) at the request of any other party to this Agreement or (I) any action taken (or omitted to be taken) by the Company or any of its Subsidiaries (or omitted to be taken) that is required to be taken or expressly contemplated by this Agreement.

“NASDAQ” means NASDAQ Global Select Market.

“1933 Act” means the Securities Act of 1933 of the United States.

“1934 Act” means the Securities Exchange Act of 1934 of the United States.

“Person” means an individual, corporation, partnership, company, limited liability company, association, trust or other entity or organization, including a government or political subdivision or an agency or instrumentality thereof.

“Regulatory Approvals” means approvals, clearances, notifications or consents required under Regulatory Law with respect to the transactions contemplated hereby, as specified on Section 1.01 of the Disclosure Schedule.

“Regulatory Law” means any Applicable Law that is designed or intended to prohibit, restrict or regulate (a) foreign investment or (b) actions having the purpose or effect of monopolization or restraint of trade or lessening of competition.

“SEC” means the Securities and Exchange Commission of the United States.

“Sharesave Plan” means the Edwards Group Sharesave Scheme.

“Subsidiary” means, with respect to any Person, any entity of which securities or other ownership interests having ordinary voting power to elect a majority of the board of directors or other persons performing similar functions are at any time directly or indirectly owned by such Person.

“Tax” means any tax, duty, levy, impost, contribution or other like assessment (including any related withholding on amounts paid to or by any Person), together with any interest, penalty, fine, addition to tax or additional amount imposed by any Governmental Authority (a “Taxing Authority”) responsible for the imposition of any such tax, duty, levy, impost, or contribution (domestic or foreign), and any liability for any of the foregoing as transferee.

“Tax Return” means any report, return, document, declaration or other information or filing required to be supplied to any Taxing Authority with respect to Taxes, including information returns, any documents with respect to or accompanying payments of estimated Taxes, or with respect to or accompanying requests for the extension of time in which to file any such report, return, document, declaration or other information.

“Third Party” means any Person other than Parent or any of its Affiliates.

“US Dollars” or “$” means the lawful currency of the United States of America.

(b)                       Each of the following terms is defined in the Section set forth opposite such term:

Term	Section
Additional Payment	2.02
Additional Payment Rights	2.02
Adverse Recommendation Change	6.03
Agreement	Preamble
Base Consideration	2.02
Cayman Plan of Merger	2.01
Certificates	2.03
Closing	2.01
Company Board Recommendation	4.02
Company SEC Documents	4.07
Company Securities	4.05
Company Stock Option	2.06
Company Shareholder Approval	4.02
Company Shareholder Meeting	6.01(i)
Company Subsidiary Securities	4.06
Confidentiality Agreement	8.06
Continuing Employee	7.06
D&O Insurance	7.05
Dissenting Shareholder	2.04
Effective Time	2.01
e-mail	11.01
End Date	10.01
Environmental Permits	4.17
Exchange Agent	2.03
Filed SEC Documents	4.01
Indemnified Person	7.05
Internal Controls	4.07

Term	Section
Material Contract	4.18
Merger	2.01
Merger Consideration	2.02
Merger Subsidiary	Preamble
Multiemployer Plan	4.16
Notice Period	6.03(d)
Parent	Preamble
Payment Date	Additional Payment Calculation Appendix
Process Agent	11.08
Proxy Statement	4.09
Registrar	2.01
Representatives	6.03(a)
Superior Proposal	6.03
Surviving Company	2.01
Termination Payment	11.04
Uncertificated Shares	2.03
Voting Agreement	Preamble

Section 1.02.                          Other Definitional and Interpretative Provisions.  The words “hereof”, “herein” and “hereunder” and words of like import used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement.  The captions herein are included for convenience of reference only and shall be ignored in the construction or interpretation hereof.  References to Articles, Sections, Exhibits and Schedules are to Articles, Sections, Exhibits and Schedules of this Agreement unless otherwise specified.  All Exhibits and Schedules annexed hereto or referred to herein are hereby incorporated in and made a part of this Agreement as if set forth in full herein.  Any capitalized terms used in any Exhibit or Schedule but not otherwise defined therein, shall have the meaning as defined in this Agreement.  Any singular term in this Agreement shall be deemed to include the plural, and any plural term the singular.  Whenever the words “include”, “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation”, whether or not they are in fact followed by those words or words of like import.  “Writing”, “written” and comparable terms refer to printing, typing and other means of reproducing words (including electronic media) in a visible form.  References to any statute shall be deemed to refer to such statute as amended from time to time and to any rules or regulations promulgated thereunder.  References to any agreement or contract are to that agreement or contract as amended, modified or supplemented from time to time in accordance with the terms hereof and thereof.  References to any Person include the successors and permitted assigns of that Person.  References from or through any date mean, unless otherwise specified, from and including or through and including, respectively.  Unless otherwise specified, references to any date or time refer to such date or time in London, England.  References to “law”, “laws” or to a particular statute or law shall be deemed also to include any Applicable Law.

ARTICLE 2
THE MERGER

Section 2.01.                          The Merger.  (a) At the Effective Time, Merger Subsidiary shall be merged (the “Merger”) with and into the Company in accordance with Cayman Law, whereupon the separate existence of Merger Subsidiary shall cease, and the Company shall be the surviving company (the “Surviving Company”).

(b)                       Subject to the provisions of Article 9, the closing of the Merger (the “Closing”) shall take place as soon as practicable on or after January 2, 2014, but in no event later than the first Business Day after January 1, 2014 on which the conditions set forth in Article 9 (other than conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or, to the extent permissible, waiver of those conditions at the Closing) have been satisfied, or, to the extent permissible, waived by the party or parties entitled to the benefit of such conditions, or at such other time or on such other date and in such place as Parent and the Company may mutually agree.

(c)                        At the Closing, the Company and Merger Subsidiary shall file a plan of merger substantially in the form attached hereto as Exhibit C (the “Cayman Plan of Merger”) signed by a director of each of the Company and Merger Subsidiary, and each certificate, declaration and undertaking required under Section 233 of Cayman Law, with the Cayman Islands Registrar of Companies (the “Registrar”) and make all other filings or recordings required by Applicable Law in connection with the Merger. The Merger shall become effective at such time (the “Effective Time”) as the plan of merger is registered by the Registrar (or at such later time as may be specified in the Cayman Plan of Merger).

(d)                       The Merger shall have the effects set forth herein and in the applicable provisions of Cayman Law. Without limiting the generality of the foregoing, and subject thereto, from and after the Effective Time, all property, rights, privileges, immunities, powers, franchises, licenses and authority of the Company and Merger Subsidiary shall vest in the Surviving Company, and all debts, liabilities, obligations, restrictions and duties of each of the Company and Merger Subsidiary shall become the debts, liabilities, obligations, restrictions and duties of the Surviving Company.

Section 2.02.                          Conversion of Shares.  At the Effective Time:

(a)                       Except as otherwise provided in Section 2.02(b) or Section 2.04, each share of Company Stock outstanding immediately prior to the Effective Time shall be converted into the right to receive from Parent (i) $9.25 in cash, without interest ( “Base Consideration”) plus (ii) one additional payment of up to $1.25 in cash, calculated on the terms and conditions of the Additional Payment Calculation Appendix (the “Additional Payment”) or, if the Determination Date has not occurred prior to the Effective Time, one contractual Additional Payment right (“Additional Payment Right”) representing the contractual right to receive the Additional Payment in accordance with the Additional Payment Calculation Appendix and the Escrow Agreement (the Base Consideration and Additional Payment or Additional Payment Right collectively referred to herein as the “Merger Consideration”).  As of the Effective Time, all such shares of Company Stock shall no longer be outstanding and shall automatically be canceled and shall cease to exist, and shall thereafter represent only the right to receive the Merger Consideration to be paid in accordance with Section 2.03, without interest.

(b)                       Each share of Company Stock held by the Company as treasury stock immediately prior to the Effective Time or owned by Parent immediately prior to the Effective Time shall be canceled, in each case in accordance with Cayman Law, and no payment shall be made with respect thereto.

(c)                        Each share of Company Stock held by any Subsidiary of either the Company or Parent immediately prior to the Effective Time shall be converted into such number of ordinary shares of the Surviving Company such that each such Subsidiary owns the same percentage of Surviving Company immediately following the Effective Time as such Subsidiary owned in the Company immediately prior to the Effective Time.

(d)                       Each share of common stock of Merger Subsidiary outstanding immediately prior to the Effective Time shall be converted into and become one ordinary share of the Surviving Company with the same rights, powers and privileges, subject to Section 3.01, as the shares so converted and, together with any ordinary shares of the Surviving

Company under Section 2.02(c), shall constitute the only outstanding shares of capital stock of the Surviving Company.

Section 2.03.                          Surrender and Payment.  (a) Prior to the Effective Time, Parent shall appoint an agent reasonably acceptable to the Company (the “Exchange Agent”) for the purpose of exchanging for the Merger Consideration (i) certificates representing shares of Company Stock (the “Certificates”) or (ii) uncertificated shares of Company Stock (the “Uncertificated Shares”).  Prior to the Effective Time, Parent shall make available to the Exchange Agent the cash required for the Merger Consideration to be paid at the Effective Time in respect of the Certificates and the Uncertificated Shares (provided that, if the Determination Date has not occurred prior to the Effective Time, Parent shall be required to deposit funds in escrow with the Exchange Agent for payment in connection with the Additional Payment Rights in accordance with the Escrow Agreement).  Promptly after the Effective Time (but not later than two Business Days thereafter), Parent shall send, or shall cause the Exchange Agent to send, to each holder of shares of Company Stock at the Effective Time a letter of transmittal and instructions (which shall specify that the delivery shall be effected, and risk of loss and title shall pass, only upon proper delivery of the Certificates or transfer of the Uncertificated Shares to the Exchange Agent) for use in such exchange.

(b)                       Each holder of shares of Company Stock that have been converted into the right to receive the Merger Consideration shall be entitled to receive, upon (i) surrender to the Exchange Agent of a Certificate, together with a properly completed letter of transmittal, or (ii) receipt of an “agent’s message” by the Exchange Agent (or such other evidence, if any, of transfer as the Exchange Agent may reasonably request) in the case of a book-entry transfer of Uncertificated Shares, the Merger Consideration in respect of the Company Stock represented by a Certificate or Uncertificated Share.  Until so surrendered or transferred, as the case may be, each such Certificate or Uncertificated Share shall represent after the Effective Time for all purposes only the right to receive such Merger Consideration.

(c)                        Prior to the Effective Time, Parent and the Company shall establish procedures with the Exchange Agent and the Depositary to ensure that (i) the Exchange Agent will transmit to the Depositary promptly following the Effective Time the Merger Consideration payable at the Effective Time in respect of the total number of shares of Company Stock represented by American Depositary Shares that have been converted into the right to receive Merger Consideration, upon compliance by the Depositary with the procedures set forth in this Section 2.03 with respect to such shares of Company Stock, (ii) if the Determination Date has not occurred prior to the Effective Time, the Exchange Agent will transmit to the Depositary promptly on the Payment Date (as defined in the Additional Payment Calculation Appendix) the Merger Consideration payable on such date pursuant to the Escrow Agreement, and (iii) in each case, the Depositary will distribute the payments to holders of American Depositary Shares representing such shares of Company Stock, pro rata to their holdings, promptly following receipt of such amounts. The ADS holders will be obligated to pay any applicable fees, charges and expenses of the Depositary and government charges (other than withholding taxes if any) due to or incurred by the Depositary in connection with distribution of payments to ADS holders, to the extent required pursuant to the Deposit Agreement between the Company and the Depositary.

(d)         If any portion of the Merger Consideration (including payment in respect of the Additional Payment Rights) is to be paid to a Person other than the Person in whose name the surrendered Certificate or the transferred Uncertificated Share is registered, it shall be a condition to such payment that (i) either such Certificate shall be properly endorsed or shall otherwise be in proper form for transfer or such Uncertificated Share shall be properly transferred and (ii) the Person requesting such payment shall pay to the Exchange Agent any transfer or other taxes required as a result of such payment to a Person other than the registered holder of such Certificate or Uncertificated Share or establish to the satisfaction of the Exchange Agent that such tax has been paid or is not payable.

(e)          After the Effective Time, there shall be no further registration of transfers of shares of Company Stock.  If, after the Effective Time, Certificates or Uncertificated Shares are presented to the Surviving Company or the Exchange Agent, they shall be canceled and exchanged for the Merger Consideration provided for, and in accordance with the procedures set forth, in this Article 2.

(f)           Any portion of the Merger Consideration made available to the Exchange Agent pursuant to Section 2.03(a) that remains unclaimed by the holders of shares of Company Stock six months after the Effective Time shall be returned to Parent upon demand, and any such holder who has not exchanged shares of Company Stock for the Merger Consideration in accordance with this Section 2.03(f) prior to that time shall thereafter look only to Parent for payment of the Merger Consideration in respect of such shares without any interest thereon.  Notwithstanding the foregoing, Parent shall not be liable to any holder of shares of Company Stock for any amounts paid to a public official pursuant to applicable abandoned property, escheat or similar laws.

Section 2.04.                          Dissenting Shares.  Notwithstanding Section 2.02, no Person who has validly exercised such Person’s rights to dissent from the Merger pursuant to Section 238 of Cayman Law (“Dissenting Shareholder”) shall be entitled to receive the Merger Consideration with respect to the shares of Company Stock owned by such Person unless and until such Person shall have effectively withdrawn or lost such Person’s rights to dissent from the Merger under Cayman Law. Each Dissenting Shareholder shall be entitled to receive only the fair value of such shares of Company Stock owned by such Dissenting Shareholder as determined in accordance with the procedure in Section 238 of Cayman Law. The Company shall give Parent (i) prompt notices of objection, notices of dissent, written demands for appraisal, attempted withdrawals of such notices or demands, and any other instruments served pursuant to Cayman Law that are received by the Company relating to Company shareholders’ rights to dissent from the Merger; and (ii) the opportunity to direct all negotiations and proceedings with respect to the exercise of dissenter rights under Cayman Law. The Company shall not, except with the prior written consent of Parent, voluntarily make any payment with respect to any exercise by a shareholder of its rights to dissent from the Merger, any demands for appraisal, offer to settle or settle any such demands or approve any withdrawal of any such demands.

Section 2.05.                          Fair Value.  Each of Parent, Merger Subsidiary and the Company agrees that the Merger Consideration (subject to any adjustment contemplated by this Agreement) represents the fair value of the shares of Company Stock for the purposes of Section 238(8) of Cayman Law.

Section 2.06.                          Stock Options and SARs.  At or immediately prior to the Effective Time, each outstanding option to purchase shares of Company Stock issued under the Equity Plan (a “Company Stock Option”) and each share appreciation right relating to Company Stock issued under the Equity Plan (a “Company SAR”), whether or not exercisable or vested, shall at the discretion of the Company either: (i) vest and become exercisable (to the extent such Company Stock Option or Company SAR has not already vested and become exercisable) immediately before, but conditional upon, the occurrence of the Effective Time and shall lapse immediately thereafter; or (ii) be cancelled, and at or promptly after the Effective Time Parent shall pay, or shall procure at its own cost that the relevant employing entity shall pay, (A) to the holder of each such Company Stock Option, in consideration for such cancelled Company Stock Option: (i) an amount in cash equal to the excess of the Base Consideration over the applicable exercise price of such Company Stock Option multiplied by the number of shares of Company Stock such holder could have purchased (assuming full vesting of all options) had such holder exercised such Company Stock Option in full immediately prior to the Effective Time and (ii) either an amount in cash equal to the Additional Payment, or a number of Additional Payment Rights, as applicable, multiplied by the number of shares of Company Stock such holder could have purchased (assuming full vesting of all options) had such holder exercised such Company Stock Option in full immediately prior to the Effective Time, and (B) to the holder of each such Company SAR, in consideration for such cancelled Company SAR:  (i) an amount in cash equal to the excess of the Base Consideration over the applicable grant price of such Company SAR multiplied by the number of shares of Company Stock relating to such Company SAR (assuming full vesting) had such holder exercised such Company SAR in full immediately prior to the

Effective Time and (ii) either an amount in cash equal to the Additional Payment, or a number of Additional Payment Rights, as applicable, multiplied by the number of shares of Company Stock relating to such Company SAR (assuming full vesting) had such holder exercised such Company SAR in full immediately prior to the Effective Time. To the extent that any Company Stock Option is exercised in accordance with this Section 2.06, it shall be a condition of exercise that the acquiring participant enters into a power of attorney or similar arrangement authorizing the sale on his or her behalf of the Company Stock he or she acquired on such exercise in return for the Merger Consideration in accordance with Section 2.02 of this Agreement, subject to the procedures, terms and conditions applicable to shares of Company Stock under the Agreement. The Company shall (subject to compliance with Applicable Law and the rules of the Equity Plan), prior to the Effective Time, take all actions which it reasonably considers are necessary to terminate the Equity Plan effective immediately after, but conditional upon, the occurrence of the Effective Time.

Section 2.07.                          Eagle Group Sharesave Plan.  The Company shall, prior to the Effective Time, take all actions necessary to terminate Part B of the Sharesave Plan (such portion, the “Company ESPP”) effective as of the Effective Time.  The Company ESPP will continue to be operated in accordance with its terms and past practice for the Offering Period (as defined in the Company ESPP) in effect as of the date of this Agreement (the “Offering Period”) pursuant to the terms and conditions of the Company ESPP; provided that if the Effective Time occurs prior to the end of the Offering Period, the Company will take all actions as may be necessary to shorten the Offering Period so that a Purchase Date (as defined in the Company ESPP) shall occur on a date prior to the Effective Time, and the Offering Period ends on such date.  All other parts of the Sharesave Plan shall remain outstanding and the rules of the Sharesave Plan in respect of those parts shall remain in force notwithstanding the Merger, save to the extent any individual participants in those parts have given their express written consent to the cancellation of their options outstanding under the Sharesave Plan in which case such options will be cancelled, and at or promptly after the Effective Time Parent shall pay, or procure at its own cost that the relevant employing entity shall pay, to the holder of each such option, in consideration for such cancelled option: (i) an amount in cash equal to the excess of the Base Consideration over the applicable exercise price of such option multiplied by the maximum number of shares of Company Stock under option (assuming full vesting of all options and assuming the holder had accumulated the maximum possible savings for such option under the terms of the Sharesave Plan) and (ii) either an amount in cash equal to the Additional Payment, or a number of Additional Payment Rights, as applicable, multiplied by the maximum number of shares of Company Stock under option (assuming full vesting of all options and assuming the holder had accumulated the maximum possible savings for such option under the terms of the Sharesave Plan).  For the avoidance of doubt, any savings accumulated by individual participants as of the Effective Time pursuant to the Sharesave Plan shall be refunded (together with interest, if any) to those participants at or promptly after the Effective Time.  To the extent that any Company Stock is acquired in accordance with this Section 2.07, it shall be a condition of such acquisition that the acquiring participant enters into a power of attorney, or similar arrangement, authorizing the sale on his or her behalf of such Company Stock in return for the Merger Consideration in accordance with Section 2.02 of this Agreement.

Section 2.08.                          Equity Plan and Sharesave Plan Covenants.  Prior to the Effective Time, the Company shall (i) use its reasonable efforts to obtain any consents from holders of Company Stock Options and options issued pursuant to the Sharesave Plan and (ii) make any amendments to the terms of the Equity Plan and the Sharesave Plan, in each case that are necessary to give effect to the transactions contemplated by Section 2.06 and Section 2.07.  Without limiting the generality of the foregoing, prior to the Effective Time, the Company shall and shall cause any of its Subsidiaries to use best efforts, in cooperation with and subject to the reasonable instructions of Parent, to take such commercially reasonable actions as are necessary to (i) induce all or a portion of the participants in the Sharesave Plan to exercise their options under the Sharesave Plan (to the extent such options are or have become exercisable in accordance with the rules of the Sharesave Plan) prior to the Effective Time and/or enter agreements (in a form acceptable to the Parent) to cancel such options in exchange for the consideration specified in Section 2.07 hereof or as otherwise determined by the parties in accordance with this Section 2.08; (ii) seek such approvals or consents from the relevant Taxing Authority relating to the Sharesave Plan, including in relation to the effect of the Transaction on its administration; and (iii) otherwise assist in resolving any outstanding issues in relation to the termination of the Sharesave Plan and/or the exercise or cancellation of the options issued thereunder so as to hasten the termination of all parts of the Sharesave Plan as soon as practicable in accordance with Applicable Law and the rules of the Sharesave Plan.  With respect to the actions contemplated under this Section 2.08, the Company shall not knowingly, without the prior written consent of the Parent, incur any costs or liabilities (or enter any agreement or arrangement under which the Company or its Subsidiaries assume such obligations) in relation the Equity Plan or the Sharesave Plan other than in the ordinary course of administering and operating the Equity Plan and the Sharesave Plan.  On and after the date hereof, in no event shall the Company or any of its Subsidiaries grant any Company Stock Option or Company SAR under the Equity Plan or otherwise, initiate a new offering period under the Company ESPP, or grant any new option or other right under any other part of the Sharesave Plan.

Section 2.09.                          Adjustments.  If, during the period between the date of this Agreement and the Effective Time, any change in the outstanding shares of Company Stock shall occur, including by reason of any reclassification, recapitalization, stock split or combination, exchange or readjustment of shares, or any stock dividend thereon with a record date during such period, but excluding any change that results from any exercise of Company Stock Options or options issued under the Sharesave Plan, outstanding as of the date hereof, the Merger Consideration and any other amounts payable pursuant to this Agreement shall be appropriately adjusted.

Section 2.10.                          Withholding Rights.  Notwithstanding any provision contained herein to the contrary, each of the Exchange Agent, the Surviving Company, any employing entity and Parent shall be entitled to deduct and withhold from the consideration otherwise payable to any Person pursuant to this Article 2 (including upon payment with respect to Additional Payment Rights) such amounts as it is required to deduct and withhold with respect to the making of such payment under any provision of national, federal, state, local or foreign Tax law or pursuant to any terms or rules applicable to the relevant Company Stock Option, Company SAR, Sharesave option or other option.  If the Exchange Agent, the Surviving Company, any employing entity or Parent, as the case may be, so withholds amounts, such amounts shall be treated for all purposes of this Agreement as having been paid to the holder of the shares of Company Stock or Company Stock Options, Company SARs, Sharesave options or other options in respect of which the Exchange Agent, the Surviving Company or Parent, as the case may be, made such deduction and withholding.  For the avoidance of doubt, nothing in this Agreement shall be interpreted or construed so as to impose any responsibility or obligation on Parent or any of its Affiliates for any Tax liability or social insurance contribution incurred by a participant of the Equity Plan or the Sharesave Plan in connection with any of the actions contemplated under Sections 2.06, 2.07 or 2.08 or otherwise

Section 2.11.                          Lost Certificates.  If any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed and, if required by the Surviving Company, the posting by such Person of a bond, in such reasonable amount as the Surviving Company may direct, as indemnity against any claim that may be made against it with respect to such Certificate, the Exchange Agent will issue, in exchange for such lost, stolen or destroyed Certificate, the Merger Consideration to be paid in respect of the shares of Company Stock represented by such Certificate, as contemplated by this Article 2.

Section 2.12.                          Articles of Company.  The Company shall use its reasonable efforts to ensure that any shares of Company Stock which are issued on the exercise of any option after the Effective Time under either the Equity Plan or the Eagle Group Sharesave Plan are immediately acquired by the Parent in return for the Merger Consideration in accordance with Section 2.02 of this Agreement, such reasonable efforts including the amendment of its Articles of Association.

ARTICLE 3
THE SURVIVING COMPANY

Section 3.01.                          Organizational Documents.  The memorandum of association of the Company in effect at the Effective Time shall be the memorandum of association of the Surviving Company until amended in accordance with Applicable Law.  The articles of association of the Company in effect at the Effective Time shall be the articles of association of the Surviving Company until amended in accordance with Applicable Law.

Section 3.02.                          Directors and Officers.  From and after the Effective Time, until successors are duly elected or appointed and qualified in accordance with Applicable Law, (i) the directors of Merger Subsidiary at the Effective Time shall be the directors of the Surviving Company and (ii) the officers of the Company at the Effective Time shall be the officers of the Surviving Company.

ARTICLE 4
REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Subject to Section 11.05, and except as disclosed in Company 20-F and any Company SEC Document filed thereafter and before the date of this Agreement and which is available on sec.gov at least two (2) Business Days prior to the date of this Agreement, and excluding all disclosures made in any SEC Documents only under the heading “Risk Factors,” or as set forth in the Company Disclosure Schedule, the Company represents and warrants to Parent that:

Section 4.01.                          Corporate Existence and Power.  The Company is an exempted company duly formed, validly existing and in good standing under the laws of the Cayman Islands and has all corporate powers and all governmental licenses, authorizations, permits, consents and approvals required to carry on its business as now conducted, except for those licenses, authorizations, permits, consents and approvals the absence of which would not have, individually or in the aggregate, a Material Adverse Effect.  The Company is duly qualified to do business as a foreign corporation and is in good standing in each jurisdiction where such qualification is necessary, except for those jurisdictions where failure to be so qualified would not have, individually or in the aggregate, a Material Adverse Effect.

Section 4.02.                          Corporate Authorization.  (a) The execution, delivery and performance by the Company of this Agreement and the consummation by the Company of the transactions contemplated hereby are within the Company’s corporate powers and, except for the required approval of the Company’s shareholders in connection with the consummation of the Merger, have been duly authorized by all necessary corporate action on the part of the Company.  The approval of the Merger and the Cayman Plan of Merger by two-thirds (2/3) or more of the holders of shares of Company Stock present and voting in person or by proxy at a meeting of the shareholders of the Company conducted in accordance with Cayman Law (the “Company Shareholder Approval”) is the only vote of the holders of the Company’s capital stock necessary in connection with the consummation of the Merger.  This Agreement constitutes a valid and binding agreement of the Company.

(b)         At a meeting duly called and held, the Company’s Board of Directors has (A) determined that the Merger, on the terms and subject to the conditions set forth herein, is in the best interests of the Company and its shareholders, (B) approved this Agreement, the Merger and the other transactions contemplated hereby and (C) resolved, subject to Section 6.03, to give its unanimous recommendation that the Company’s shareholders approve and authorize the Merger and the Cayman Plan of Merger (the “Company Board Recommendation”). The Company Board has directed that the Cayman Plan of Merger be submitted to the Company’s shareholders for their approval and authorization.

Section 4.03.                          Governmental Authorization.  The execution, delivery and performance by the Company of this Agreement and the consummation by the Company of the transactions contemplated hereby require no action by or in respect of, or filing with, any Governmental Authority other than (i) the filing of documents with the Registrar as contemplated by Section 2.01(c), (ii) obtaining and compliance with any applicable requirements of Regulatory Approvals, (iii) compliance with any applicable requirements of the 1934 Act (including the furnishing of a Form 6–K with the Proxy Statement), and any other applicable state or federal securities laws, and (iv) any actions or filings the absence of which would not have, individually or in the aggregate, a Material Adverse Effect.

Section 4.04.                          Non-contravention.  The execution, delivery and performance by the Company of this Agreement and the consummation of the transactions contemplated hereby do not and will not (i) contravene, conflict with, or result in any violation or breach of any provision of the organizational documents of the Company, (ii) assuming compliance with the matters referred to in Section 4.03, contravene, conflict with or result in a violation or breach of any provision of any Applicable Law, (iii) assuming compliance with the matters referred to in Section 4.03, require any consent or other action by any Person under, constitute a default under, or cause or permit the termination, cancellation, acceleration or other change of any right or obligation or the loss of any benefit to which the Company or any of its Subsidiaries is entitled under any provision of any agreement or other instrument binding upon the Company or any of its Subsidiaries or (iv) result in the creation or imposition of any Lien on any asset of the Company or any of its Subsidiaries, with only such exceptions, in the case of each of clauses (ii) through (iv), as would not have, individually or in the aggregate, a Material Adverse Effect.

Section 4.05.                          Capitalization.  (a) The authorized share capital of the Company together with rights to purchase Company Stock from the Company and securities convertible or exchangeable into Company Stock, is as set forth on Section 4.05 of the Company Disclosure Schedule.  All outstanding shares of Company Stock have been, and all shares that may be issued pursuant to the Equity Plan or Sharesave Plan will be, when issued in accordance with the respective terms thereof, duly authorized and validly issued and fully paid.

(b)         Except as set forth in this Section 4.05 and for changes since the dates set forth in Section 4.05 of the Company Disclosure Schedule resulting from the exercise of Company Stock Options and options issued under the Sharesave Plan outstanding on such date, there are no issued, reserved for issuance or outstanding (i) shares of capital stock or other voting securities of or ownership interests in the Company, (ii) securities of the Company convertible into or exchangeable for shares of capital stock or other voting securities of or ownership interests in the Company or (iii) warrants, calls, options or other rights to acquire from the Company, or other obligation of the Company to issue, any capital stock, voting securities or securities convertible into or exchangeable for capital stock or voting securities of the Company or (iv) restricted shares, stock appreciation rights, performance units, contingent value rights, “phantom” stock or similar securities or rights issued by the Company or any Subsidiary that are derivative of, or provide economic benefits based, directly or indirectly, on the value or price of, any capital stock of or voting securities of the Company (the items in clauses (i) through (iv) being referred to collectively as the “Company Securities”).  There are no outstanding obligations of the Company or any of its Subsidiaries to repurchase, redeem or otherwise acquire any of the Company Securities.

(c)          Except as set forth in this Section 4.05, none of (i) the shares of Company Stock or (ii) Company Securities are owned by any Subsidiary of the Company.

Section 4.06.                          Subsidiaries.  (a) Each Subsidiary of the Company has been duly organized, is validly existing and (where applicable) in good standing under the laws of its jurisdiction of organization, has all organizational powers and all governmental licenses, authorizations, permits, consents and approvals required to carry on its business as now conducted, except for those licenses, authorizations, permits, consents and approvals the absence of which would not have, individually or in the aggregate, a Material Adverse Effect.  Each such Subsidiary is duly qualified to do business as a foreign entity and is in good standing in each jurisdiction where such qualification is necessary, except for those jurisdictions where failure to be so qualified would not have, individually or in the aggregate, a Material Adverse Effect.  All Subsidiaries of the Company and their respective jurisdictions of organization are identified in the Company 20-F.

(b)         All of the outstanding capital stock of or other voting securities of, or ownership interests in, each Subsidiary of the Company, is owned by the Company, directly or indirectly, free and clear of any Lien.  As of the date hereof, there were no issued, reserved for issuance or outstanding (i) securities of the Company or any of its Subsidiaries convertible into, or exchangeable for, shares of capital stock or other voting securities of, or ownership interests in, any Subsidiary of the Company, (ii) warrants, calls, options or other rights to acquire from the Company or any of its Subsidiaries, or other obligations of the Company or any of its Subsidiaries to issue, any capital stock or other voting securities of, or ownership interests in, or any securities convertible into, or exchangeable for, any capital stock or other voting securities of, or ownership interests in, any Subsidiary of the Company or (iii) restricted shares, stock appreciation rights, performance units, contingent value rights, “phantom” stock or similar securities or rights issued by the Company or any Subsidiary that are derivative of, or provide economic benefits based, directly or indirectly, on the value or price of, any capital stock or other voting securities of, or ownership interests in, any Subsidiary of the Company (the items in clauses (i) through (iii)  being referred to collectively as the “Company Subsidiary Securities”).  There are no outstanding obligations of the Company or any of its Subsidiaries to repurchase, redeem or otherwise acquire any of the Company Subsidiary Securities.

Section 4.07.                          SEC Filings.  (a) The Company has filed with or furnished to the SEC, and made available to Parent, all reports, schedules, forms, statements, prospectuses, registration statements and other documents required to be filed or furnished by the Company since the date of its initial public offering on May 11, 2012 (collectively, together with any exhibits and schedules thereto and other information incorporated therein, the “Company SEC Documents”).

(b)         As of its filing date (and as of the date of any amendment), each Company SEC Document complied as to form in all material respects with the applicable requirements of the 1933 Act and the 1934 Act, as the case may be.

(c)          As of its filing date (or, if amended or superseded by a filing prior to the date hereof, on the date of such filing), each Company SEC Document filed pursuant to the 1934 Act did not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading.

(d)         Each Company SEC Document that is a registration statement, as amended or supplemented, if applicable, filed pursuant to the 1933 Act, as of the date such registration statement or amendment became effective, did not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading.

Section 4.08.                          Financial Statements.  The audited consolidated financial statements and unaudited consolidated interim financial statements of the Company included or incorporated by reference in the Company SEC Documents fairly present in all material respects, in conformity with IFRS applied on a consistent basis (except as may be indicated in the notes thereto), the consolidated financial position of the Company and its consolidated Subsidiaries as of the dates thereof and their consolidated results of operations and cash flows for the periods then ended (subject to normal year-end audit adjustments and the absence of footnotes in the case of any unaudited interim financial statements).

Section 4.09.                          Proxy Statement.  The proxy statement of the Company to be sent to the Company shareholders in connection with the Merger (the “Proxy Statement”) and furnished to the SEC on Form 6-K will, at the time the Proxy Statement and any amendments or supplements thereto is first mailed to the shareholders of the Company and at the time of the Company Shareholder Approval, as supplemented or amended, if applicable, not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.  The representations and warranties contained in this Section 4.09 will not apply to statements or omissions included or incorporated by reference in the Proxy Statement based upon information supplied in writing by Parent, Merger Subsidiary or any of their respective representatives or advisors specifically for use or incorporation by reference therein.

Section 4.10.                          Absence of Certain Changes.  Since the Company Balance Sheet Date, the business of the Company and its Subsidiaries has been conducted in the ordinary course consistent with past practices and there has not been any event, occurrence, development or state of circumstances or facts that has had or would have, individually or in the aggregate, a Material Adverse Effect.

Section 4.11.                          No Undisclosed Liabilities.  There are no liabilities of the Company or any of its Subsidiaries of any kind, other than: (i) liabilities disclosed and provided for in the Company Balance Sheet or in the notes thereto; (ii) liabilities incurred in the ordinary course of business since the Company Balance Sheet Date; (iii) liabilities or obligations incurred in connection with the transactions contemplated hereby; and (iv) liabilities that would not have, individually or in the aggregate, a Material Adverse Effect.

Section 4.12.                          Compliance with Laws and Court Orders.  The Company and each of its Subsidiaries is in compliance with all Applicable Law, except for failures to comply or violations that would not have, individually or in the aggregate, a Material Adverse Effect.

Section 4.13.                          Litigation.  As of the date hereof, there is no action, suit, investigation or proceeding pending against, or, to the knowledge of the Company, threatened against or affecting, the Company or any of its Subsidiaries before (or, in the case of threatened actions, suits, investigations or proceedings, would be before) or by any Governmental Authority or arbitrator, that would have, individually or in the aggregate, a Material Adverse Effect.

Section 4.14.                          Intellectual Property.  Except as would not have, individually or in the aggregate, a Material Adverse Effect:  (i) the Company and each of its Subsidiaries owns or otherwise has a right to use all Intellectual Property necessary for the conduct of its business as currently conducted; and (ii) there is no suit, order or proceeding pending, or to the knowledge of the Company, threatened against the Company or any of its Subsidiaries alleging that any services provided, processes used or products manufactured or sold by the Company or any of its Subsidiaries infringes or misappropriates any Intellectual Property rights of any Person.

Section 4.15.                          Taxes.  Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect:

(a)         all Tax Returns required by Applicable Law to be filed with any Taxing Authority by, or on behalf of, the Company or any of its Subsidiaries have been filed when due in accordance with all Applicable Law, and all such Tax Returns are, or shall be at the time of filing, true and complete;

(b)         the Company and each of its Subsidiaries has paid (or has had paid on its behalf) or has withheld and remitted to the appropriate Taxing Authority all Taxes due and payable, or, where payment is not yet due, has established (or has had established on its behalf and for its sole benefit and recourse) in accordance with IFRS an adequate accrual for all Taxes through the end of the last period for which the Company and its Subsidiaries ordinarily record items on their respective books;

(c)          all Tax Returns of the Company and its Subsidiaries through the Tax year ended December 31, 2007 have been examined and closed or are Tax Returns with respect to which the applicable period for assessment under Applicable Law, after giving effect to extensions or waivers, has expired or are Tax Returns which are not currently the subject of any dispute with, or enquiry raised by, a Tax Authority and, so far as the Company is aware, are not likely to be the subject of any dispute or enquiry;

(d)         there is no claim, audit, action, suit, proceeding or investigation now pending or, to the Company’s knowledge, threatened against or with respect to the Company or its Subsidiaries in respect of any Tax;

(e)          (i) no claim has been made in writing by a Taxing Authority in a jurisdiction where the Company or any of its Subsidiaries does not file Tax Returns that the relevant Company or Subsidiary is subject to Tax in that jurisdiction and (ii) none of the Company or any of its Subsidiaries is resident for Tax purposes outside the jurisdiction in which it is incorporated or organized (as applicable) or has ever been resident for Tax purposes or maintained a “permanent establishment” (within the meaning of the applicable Tax conventions) outside such jurisdiction; and

(f)           any submission made on behalf of the Company or any of its Subsidiaries to any Taxing Authority in connection with obtaining any Tax exemption, Tax holiday, Tax deferral, Tax incentive or other preferential Tax treatment or Tax rebate (in all cases, not being available to companies generally) was accurate and complete in all material respects, no suspension, revocation or cancellation of any such exemption, holiday, deferral, incentive, preferential treatment or rebate is, to the Company’s knowledge, now pending or threatened and the transactions contemplated by this Agreement will not, to the Company’s knowledge, violate, or in any way invalidate the terms of any such Tax exemption, Tax holiday, Tax deferral, Tax incentive or other preferential Tax treatment to which any of the Company or its Subsidiaries is entitled.

(g)          none of the Company or any of its Subsidiaries will be required to include any item of income in, or exclude any item of deduction from, taxable income for a taxable period (or portion thereof) beginning after the Effective Time as a result of, in each case to the Company’s knowledge as at the date hereof: (i) a change in method of accounting initiated by the Company or any of its Subsidiaries effective on or prior to the Effective Time for a taxable period ending on or prior to the Effective Time; (ii) a closing or other agreement with any Governmental Authority in respect of Taxes, Tax holiday, Tax exemption, or other similar agreement or arrangement executed or effective at or prior to the Effective Time; (iii) an installment sale or open transaction made at or prior to the Effective Time other than in the ordinary course of business; or (iv) a prepaid amount received at or prior to the Effective Time other than in the ordinary course of business.

(h)         neither the Company nor any of its Subsidiaries has requested or is the subject of or bound by any private letter ruling or similar ruling, or any closing agreement or other binding agreement with any Taxing Authority with respect to any Taxes, nor is any such request outstanding.

Section 4.16.                          Employee Matters.  (a) Section 4.16(a) of the Company Disclosure Schedule sets forth a complete list of each Benefit Plan.  Copies of each Benefit Plan and,

to the extent applicable, any related trust documents and the most recent actuarial report for each Benefit Plan have been made available to Parent.

(b)         Each Benefit Plan has been maintained in compliance with its terms and with the requirements prescribed by Applicable Law which are applicable to such Benefit Plan, except for failures to comply or violations that would not have, individually or in the aggregate, a Material Adverse Effect.

(c)          All contributions or other amounts payable by the Company or its Subsidiaries as of the Effective Time pursuant to each Benefit Plan in respect of current or prior plan years have been timely paid or accrued in accordance with IFRS or applicable international accounting standards, except for failures to contribute, pay or accrue that would not have, individually or in the aggregate, a Material Adverse Effect.

(d)         The consummation of the transactions contemplated by this Agreement will not (either alone or together with any other event) entitle any employee or director of the Company or any of its Subsidiaries to severance pay pursuant to any Benefit Plan.

(e)          Except as set forth in Section 4.16(e) of the Company Disclosure Schedule, neither the Company nor any of its Subsidiaries is a party to or subject to, or is currently negotiating in connection with entering into, any collective bargaining agreement or other contract or understanding with a labor union or organization.  Copies of all collective bargaining agreements and other material contracts or understandings with any labor union or organization have been made available to Parent.  Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, there are no (i) labor strikes, slowdowns or stoppages current, pending or threatened against or affecting the Company or any of its Subsidiaries, (ii) representation claims or petitions pending before any Governmental Authority or any organizing efforts or challenges concerning representation with respect to the employees of the Company or any of its Subsidiaries or (iii) grievances or pending arbitration proceedings against the Company or any of its Subsidiaries that arose out of or under any collective bargaining agreement.

(f)           There is no action, suit, investigation, audit or proceeding pending against or involving or, to the knowledge of the Company, threatened against or involving, any Benefit Plan before any Governmental Authority that would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

(g)          Except as set forth in Section 4.16(f) of the Company Disclosure Schedule, no payments or benefits contemplated by the Benefit Plans or any employment agreement or other arrangement will result in any “excess parachute payment” amount that would not be deductible due to Section 280G of the Internal Revenue Code of 1986, as amended (without regard to subsection (b)(4) thereof) as a result of the consummation of the transactions contemplated by this Agreement.

Section 4.17.                          Environmental Matters.  (a) Except as would not have, individually or in the aggregate, a Material Adverse Effect:

(i)             (A) no outstanding written notice, order, complaint or penalty has been received by the Company or any of its Subsidiaries arising under or related to any Environmental Laws, and (B) there are no outstanding judicial, administrative or other actions, suits or proceedings pending or, to the Company’s knowledge, threatened which, in the case of (A) and (B), allege a violation by the Company or any of its Subsidiaries of any Environmental Laws;

(ii)          the Company and each of its Subsidiaries have obtained all permits, licenses or authorizations (“Environmental Permits”) necessary or required under applicable Environmental Laws for all of their respective operations, as currently conducted; all such Environmental Permits are in effect and no appeal or other action is pending, or to the knowledge of the Company, threatened to revoke any such Environmental Permits; and the Company and each of its Subsidiaries are in compliance with the terms and conditions of all such Environmental Permits;

(iii)       the operations of the Company and each of its Subsidiaries are in compliance with the terms of all applicable Environmental Laws;

(iv)      the Company has made available to Parent copies of all material environmental studies in its possession which were made in the last five (5) years relating to any property or facility currently or previously owned, operated or leased by the Company or any of its Subsidiaries;

(v)         neither the Company nor any of its Subsidiaries has, and to the knowledge of the Company, no other person has, released, spilled, buried or dumped any hazardous or toxic substances or any other wastes produced by, or resulting from, any business, commercial or industrial activities, operations or processes, on, beneath or adjacent to any property currently or formerly owned, operated or leased by the Company or any of its Subsidiaries; and

(vi)      neither the Company nor any of its Subsidiaries has received any notice or order from any Governmental Authority or private or public entity advising it that it is responsible for or potentially responsible for cleanup or paying for the cost of cleanup of any hazardous or toxic substances or any other waste or substance at any property.

(b)         Except as set forth in this Section 4.17, no representations or warranties are being made with respect to matters arising under or relating to any Environmental Laws or Environmental Permits.

Section 4.18.                          Material Contracts.  As of the date hereof neither the Company nor any of its Subsidiaries is a party to or bound by any contract, arrangement, commitment or understanding that would be required to be disclosed as a material contract pursuant to Item 10.C of or the exhibits to the SEC Form 20-F (each, a

“Material Contract”) that has not been disclosed.  Except for breaches, violations or defaults which would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, (a) each of the Material Contracts is valid and in full force and effect and (b) neither the Company nor any of its Subsidiaries, nor to the Company’s knowledge any other party to a Material Contract, has violated any provision of, or taken or failed to take any act which, with or without notice, lapse of time, or both, would constitute a default under the provisions of such Material Contract, and neither the Company nor any of its Subsidiaries has received notice that it has breached, violated or defaulted under any Material Contract.

Section 4.19.                          Investment Banking Fees.  Except for Lazard Frères & Co. LLC and Lazard & Co., Limited and Barclays Capital Inc., a copy of each of whose engagement agreement has been provided to Parent, there is no investment banker, broker, finder or other intermediary that has been retained by or is authorized to act on behalf of the Company or any of its Subsidiaries who might be entitled to any fee or commission from the Company or any of its Affiliates in connection with the transactions contemplated by this Agreement.

Section 4.20.                          Opinion of Financial Advisor.  The board of directors of the Company has received the opinion of Lazard Frères & Co. LLC and/or Lazard & Co., Limited, financial advisors to the Company, to the effect that, as of the date of this Agreement and subject to the assumptions and limitations described in such opinion, the Merger Consideration to be paid to the Company’s shareholders (other than the Company or Parent or their respective affiliates, parties to a Voting Agreement or Dissenting Shareholders) is fair from a financial point of view to such holders.

Section 4.21.                          No Other Representations and Warranties.  (a) Except for the representations and warranties set forth in this Article 4, each of Parent and Merger Subsidiary acknowledges and agrees that no representation or warranty of any kind whatsoever, express or implied, at law or in equity, is made or shall be deemed to have been made by or on behalf of the Company to Parent or Merger Subsidiary, and the Company hereby disclaims any such representation or warranty, whether by or on behalf of the Company, and notwithstanding the delivery or disclosure to Parent or Merger Subsidiary, or any of their Representatives or Affiliates of any documentation or other information by the Company or any of its Representatives or Affiliates with respect to any one or more of the foregoing.

(b)         Each of Parent and Merger Subsidiary also acknowledges and agrees that the Company makes no representation or warranty with respect to any projections, forecasts or other estimates, plans or budgets of future revenues, expenses or expenditures, future results of operations (or any component thereof), future cash flows (or any component thereof) or future financial condition (or any component thereof) of the Company or any of its Subsidiaries or the future business, operations or affairs of the Company or any of its Subsidiaries heretofore or hereafter delivered to or made available to Parent, Merger Subsidiary or their respective Representatives or Affiliates.

ARTICLE 5
REPRESENTATIONS AND WARRANTIES OF PARENT

Parent represents and warrants to the Company that:

Section 5.01.                          Corporate Existence and Power.  Each of Parent and Merger Subsidiary is a corporation duly incorporated, validly existing and in good standing under the laws of its jurisdiction of incorporation and has all corporate powers and all governmental licenses, authorizations, permits, consents and approvals required to carry on its business as now conducted, except for those licenses, authorizations, permits, consents and approvals the absence of which would not have, individually or in the aggregate, a material adverse effect on the ability of Parent to consummate the transactions contemplated by this Agreement in accordance with the terms hereof.  Since the date of its incorporation, Merger Subsidiary has not engaged in any activities other than in connection with or as contemplated by this Agreement.

Section 5.02.                          Corporate Authorization.  The execution, delivery and performance by Parent and Merger Subsidiary of this Agreement and the consummation by Parent and Merger Subsidiary of the transactions contemplated hereby are within the corporate powers of Parent and Merger Subsidiary have been duly authorized by all necessary corporate action.  This Agreement constitutes a valid and binding agreement of each of Parent and Merger Subsidiary, enforceable against Parent and Merger Subsidiary in accordance with its terms (subject to applicable bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other laws affecting creditors’ rights generally and general principles of equity).

Section 5.03.                          Governmental Authorization.  The execution, delivery and performance by Parent and Merger Subsidiary of this Agreement and the consummation by Parent and Merger Subsidiary of the transactions contemplated hereby require no action by or in respect of, or filing with, any Governmental Authority, other than (i) the filing of the Cayman Plan of Merger with the Registrar of Companies of the Cayman Islands pursuant to Cayman Law and related documentation and appropriate documents with the relevant authorities of other states in which Parent is qualified to do business, (ii) obtaining and compliance with any applicable requirements of the Regulatory Approvals, (iii) compliance with any applicable requirements the 1934 Act and any other state or federal securities laws, and (iv) any actions or filings the absence of which would not have, individually or in the aggregate, a material adverse effect on the ability of Parent to consummate the transactions contemplated by this Agreement in accordance with the terms hereof.

Section 5.04.                          Non-contravention.  The execution, delivery and performance by Parent and Merger Subsidiary of this Agreement and the consummation by Parent and Merger Subsidiary of the transactions contemplated hereby do not and will not (i) contravene, conflict with, or result in any violation or breach of any provision of the certificate of incorporation or bylaws of Parent or Merger Subsidiary, (ii) assuming compliance with the matters referred to in Section 5.03, contravene, conflict with or result in a violation or breach of any provision of any Applicable Law, (iii) assuming compliance with the matters referred to in Section 5.03, require any consent or other action by any Person under, constitute a default under, or cause or permit the termination, cancellation, acceleration or other change of any right or obligation or the loss of any benefit to which Parent or any of its Subsidiaries is entitled under any provision of any agreement or other instrument binding upon Parent or any of its Subsidiaries or (iv) result in the creation or imposition of any Lien on any asset of the Parent or any of its Subsidiaries, with only such exceptions, in the case of each of clauses (ii) through (iv), as would not have, individually or in the aggregate, a material adverse effect on the ability of Parent to consummate the transactions contemplated by this Agreement in accordance with the terms hereof.

Section 5.05.                          Proxy Statement.  The information supplied by Parent in writing for inclusion in the Proxy Statement will not, at the time the Proxy Statement and any amendments or supplements thereto is first mailed to the shareholders of the Company and at the time of the Company Shareholder Approval, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.  The representations and warranties contained in this Section 5.05 will not apply to statements or omissions included or incorporated by reference in the Proxy Statement based upon information supplied by the Company or any of its representatives or advisors specifically for use or incorporation by reference therein.

Section 5.06.                          Investment Banking Fees.  Except for Deutsche Bank, whose fees will be paid by Parent, there is no investment banker, broker, finder or other intermediary that has been retained by or is authorized to act on behalf of Parent who might be entitled to any fee or commission from the Company or any of its Affiliates upon consummation of the transactions contemplated by this Agreement.

Section 5.07.                          Financing.  Parent has and will have at all times up to and including the Effective Time and, if applicable, the subsequent Payment Date under the Additional Payment Calculation Appendix, sufficient cash, available lines of credit or other sources of immediately available funds to enable it to consummate the Merger pursuant to the terms of this Agreement, including to pay the Base Consideration and any payment due under the Additional Payment Rights, for all of the shares of Company Stock on a fully-diluted basis, to make all payments in respect of the Company Stock Options and Company Stock Appreciation Rights, to repay the Company Debt and to pay all related fees and expenses of Parent, Merger Subsidiary and their respective Representatives pursuant to this Agreement.

ARTICLE 6
COVENANTS OF THE COMPANY

The Company agrees that:

Section 6.01.                          Conduct of the Company.  Except as set forth in Section 6.01 of the Company Disclosure Schedule, from the date hereof until the Effective Time, the Company shall, and shall cause each of its Subsidiaries to, conduct its business in the ordinary course and use its reasonable best efforts to preserve intact its business organizations and relationships with third parties and to keep available the services of its present officers and employees.  Without limiting the generality of the foregoing, except with the prior written consent of Parent (which consent shall not be unreasonably withheld, conditioned or delayed) or as expressly contemplated by this Agreement or as set forth in Section 6.01 of the Company Disclosure Schedule, and subject to Applicable Law, the Company shall not (directly, in the cases of (b)(ii), (b)(iii) and (c) to (l) below, or by facilitating shareholder action, in the cases of (a) and (b)(i) below), nor shall it permit any of its Subsidiaries to:

(a)          amend its organizational documents;

(b)         (i) split, combine or reclassify any shares of its capital stock, (ii) declare, set aside or pay any dividend or other distribution (whether in cash, stock or property or any combination thereof) in respect of its capital stock, except for any dividends by any of its wholly-owned Subsidiaries or (iii) redeem, repurchase or otherwise acquire or offer to redeem, repurchase, or otherwise acquire any Company Securities or any Company Subsidiary Securities;

(c)          (i) issue, deliver or sell, or authorize the issuance, delivery or sale of, any shares of any Company Securities or Company Subsidiary Securities, other than the issuance of (A) any shares of the Company Stock upon the exercise of Company Stock Options that are outstanding on the date of this Agreement or options to purchase Company Stock issued under the Sharesave Plan in accordance with the terms of those options and (B) any Company Subsidiary Securities to the Company or any other Subsidiary of the Company or (ii) amend any term of any Company Security or any Company Subsidiary Security;

(d)         acquire (by merger, consolidation, acquisition of stock or assets or otherwise), directly or indirectly, any material amount of assets, securities, properties, interests or businesses, other than (i) pursuant to existing contracts or commitments disclosed to Parent prior to the date hereof or (ii) in the ordinary course of business consistent with past practice;

(e)          sell, lease or otherwise transfer any of its material assets, securities, properties, interests or businesses, other than (i) pursuant to existing contracts or commitments or (ii) in the ordinary course of business consistent with past practice;

(f)           other than in connection with actions permitted by Section 6.01(d), make any material loans, advances or capital contributions to, or investments in, any other Person, other than in the ordinary course of business consistent with past practice;

(g)          incur any indebtedness for borrowed money or guarantees thereof other than (i) any indebtedness or guarantee incurred in the ordinary course of business consistent with past practice or (ii) incurred between the Company and any of its wholly-owned Subsidiaries or between any of such wholly-owned Subsidiaries;

(h)         Except as required by Applicable Law or the terms of any existing employee benefit plan, (i) grant or increase any severance or termination pay (or amend any existing severance pay or termination arrangement); (ii) enter into any employment, deferred compensation or other similar agreement (or amend any such existing agreement) with respect to any director, officer or employee of the Company or any of its Subsidiaries whose annual base salary exceeds $150,000 or that would be outside of the ordinary course of business consistent with past practice of the Company or such Subsidiary; (iii) establish, adopt or amend any bonus, profit-sharing, thrift, pension, retirement, deferred compensation, stock option, restricted stock or other material benefits plan or program other than plans or arrangements undertaken in the ordinary course of business consistent with past practice; or (iv) increase compensation, bonus or other employee benefits, other than broad-based increases in the ordinary course of business consistent with past practice.

(i)             change the Company’s accounting policies or practices, except as required by concurrent changes in IFRS, as agreed to by its independent public accountants;

(j)            settle, or offer or propose to settle, any material litigation, investigation, arbitration, proceeding or other claim involving or against the Company or any of its Subsidiaries;

(k)         (i) make, modify or rescind any material election relating to the Taxes of the Company or any of its Subsidiaries, (ii) make any material change (or file any such change) in any material method of Tax accounting, (iii) file any materially amended Tax Return or claim for refund, (iv) settle or compromise any material Tax liability or consent to any material claim or assessment related to Taxes, (v) enter into any closing or other agreement with any Taxing Authority with respect to a material amount of Taxes, or (vi) surrender any right to a material refund of Taxes; or

(l)             agree, resolve or commit to do any of the foregoing.

Section 6.02.                          Company Shareholder Meeting.  The Company shall cause a meeting of its shareholders (the “Company Shareholder Meeting”) to be duly called and held as soon as reasonably practicable, but in any event no later than October 14, 2013 unless otherwise agreed, for the purpose of voting on the approval and adoption of this Agreement, the Cayman Plan of Merger and the Merger.  Subject to Section 6.03, the Board of Directors of the Company shall (i) recommend approval and adoption of this Agreement, the Merger and the other transactions contemplated hereby by the Company’s shareholders, (ii) use its reasonable best efforts to obtain the Company Shareholder Approval and (iii) otherwise comply with all legal requirements applicable to such meeting.

Section 6.03.                          No Solicitation; Other Offers.  (a) General Prohibitions.  The Company shall not, nor shall the Company authorize or permit any of its officers, directors, employees, investment bankers, attorneys, accountants, consultants or other agents or advisors (“Representatives”) to, and the Company shall procure that its Subsidiaries shall not, and any of their Representatives shall not be authorized or permitted to, directly or indirectly, (i) solicit, initiate or knowingly take any action to facilitate or encourage the submission of any Acquisition Proposal, (ii) engage in negotiations or discussions with or furnish non-public information relating to the Company or any of its Subsidiaries to, any Third Party that is seeking to make, or has made, an Acquisition Proposal, (iii) fail to make, withdraw or modify in a manner adverse to Parent the Company Board Recommendation or recommend an Acquisition Proposal (any of the foregoing in this clause (iii), an “Adverse Recommendation Change”) or (iv) enter into any merger agreement, acquisition agreement or other similar agreement relating to an Acquisition Proposal; provided, however, that, notwithstanding anything to the contrary in this Agreement, the parties understand and agree that the Board of Directors of the Company and any Subsidiary is entitled to waive any provision in any agreement to which the Company or such Subsidiary is a party, that prohibits the counterparty thereto from confidentially requesting the Company to amend or waive the standstill or other provision in such agreement (i.e., a “don’t ask to waive” provision), to the extent necessary (and only to such extent) to enable such counterparty to communicate confidentially an Acquisition Proposal to the Company’s Board of Directors.

(b)         Exceptions.  Notwithstanding Section 6.03(a), at any time prior to the approval and adoption of this Agreement by the Company’s shareholders at the Company Shareholder Meeting:

(i)             the Company, directly or indirectly through advisors, agents or other intermediaries, may

(A)       engage in negotiations or discussions with any Third Party and its Representatives or financing sources that has made after the date of this Agreement a bona fide Acquisition Proposal that the Board of Directors of the Company reasonably believes is or could lead to a Superior Proposal,

(B)       furnish to such Third Party or its Representatives or financing sources non-public information relating to the Company or any of its Subsidiaries pursuant to a confidentiality agreement on customary terms (except as necessary to allow the Company to comply with its obligations under this Section 6.03); provided that all such information (to the extent that such information has not been previously provided or made available to Parent) is provided or made available to Parent, as the case may be, prior to or substantially concurrently with the time it is provided or made available to such Third Party,

(C)       grant a waiver of or release under a standstill provision in any confidentiality or similar agreement with such Third Party or its Representatives to the extent necessary (and only to such extent) to enable such Third Party or its Representatives to communicate confidentially an Acquisition Proposal to the Company’s Board of

Directors and engage with the Company, its advisors, agents or other intermediaries in any manner not prohibited by this Section 6.03; and

(D)       take any nonappealable, final action that any court of competent jurisdiction orders the Company to take;

(ii)          the Board of Directors of the Company may make an Adverse Recommendation Change; and

(iii)       subject to compliance with the procedures set forth in Section 10.01(a)(iii)(A), the Company may terminate this Agreement to enter into a definitive agreement with respect to such Superior Proposal;

in each case referred to in the foregoing clauses (i), (ii) and (iii) only if the Board of Directors of the Company determines in good faith, after consultation with outside legal counsel, that the failure to take such action would be inconsistent with its fiduciary duties under Applicable Law.

In addition, nothing contained herein shall prevent the Board of Directors of the Company from taking any action to comply with its obligations under the 1934 Act including, to the extent applicable (i) complying with Rule 14e-2(a) under the 1934 Act with regard to an Acquisition Proposal so long as any action taken or statement made to so comply is consistent with this Section 6.03 or (ii) issuing a “stop, look and listen” disclosure or similar communication of the type contemplated by Rule 14d-9(f) under the 1934 Act.

(c)          Required Notices.  The Board of Directors of the Company shall not take any of the actions referred to in Section 6.03(b) unless the Company shall have delivered to Parent a prior written notice advising Parent that it intends to take such action.  In addition, the Company shall notify Parent promptly (but in no event later than two Business Days) after receipt by the Company (or any of its Representatives) of any Acquisition Proposal, including of the material terms and conditions thereof.  The Company shall also notify Parent promptly (but in no event later than two Business Days) after receipt by the Company of any request for non-public information relating to the Company or any of its Subsidiaries, including access to the business, properties, assets, books or records of the Company or any of its Subsidiaries by any Third Party that may be considering making, or has made, an Acquisition Proposal.

(d)         Procedure.  Notwithstanding the foregoing, the Company’s Board of Directors may not effect an Adverse Recommendation Change and/or cause the Company to enter into a definitive agreement relating to such Superior Proposal and terminate this Agreement pursuant to Section 10.01(a)(iii)(A) pursuant to the foregoing unless: (i) the Company has provided prior written notice to Parent specifying in reasonable detail the reasons for such action (including a description of the material terms of any relevant Superior Proposal and delivering to Parent a copy of the latest version of any proposed acquisition agreement for such Superior Proposal and of any other relevant proposed transaction documents related thereto in the Company’s possession, at least two

(2) Business Days in advance of its intention to take such action, unless, at the time such notice is otherwise required to be given, there are less than two (2) Business Days prior to the Company Shareholder Meeting, in which case the Company shall provide as much notice as is reasonably practicable (the period inclusive of all such days, the “Notice Period”), it being understood and agreed that any material amendment to the terms of a Superior Proposal shall require a new notice pursuant to this Section 6.03(d)(i) and a new Notice Period, except that such new Notice Period in connection with any material amendment shall be for one (1) Business Day from the time Parent receives such notice (as opposed to two (2) Business Days); and (ii) during the Notice Period has allowed Parent to make an offer to adjust the terms and conditions of this Agreement and Parent does not make an offer to adjust the terms and conditions of this Agreement such that that such Superior Proposal ceases to constitute (in the judgment of the Company’s Board of Directors) a Superior Proposal or otherwise so as to obviate the need for such Adverse Recommendation.

(e)          Definition of Superior Proposal.  For purposes of this Agreement, “Superior Proposal” means a bona fide Acquisition Proposal for at least a majority of the outstanding shares of Company Stock or all or substantially all of the consolidated assets of the Company and its Subsidiaries on terms that the Board of Directors of the Company determines in good faith by a majority vote, after considering the advice of a financial advisor of nationally recognized reputation, are more favorable to the Company’s shareholders than as provided hereunder.

(f)           Obligation to Terminate Existing Discussions.  The Company shall, and shall use its reasonable best efforts to cause its Subsidiaries and its and their Representatives to, cease immediately and cause to be terminated any and all existing activities, discussions or negotiations, if any, with any Third Party and its Representatives and its financing sources conducted prior to the date hereof with respect to any Acquisition Proposal.

Section 6.04.                          Access to Information.  From the date hereof until the Effective Time and subject to Applicable Law and the Confidentiality Agreement, the Company shall (i) give, or cause to be given, to Parent, its counsel, financial advisors, auditors and other authorized representatives reasonable access to the offices, properties, books and records of the Company and its Subsidiaries, (ii) furnish to Parent, its counsel, financial advisors, auditors and other authorized representatives such financial and operating data and other information as such Persons may reasonably request and (iii) instruct its employees, counsel, financial advisors, auditors and other authorized representatives to cooperate with Parent in its investigation of the Company and its Subsidiaries; provided  that no action shall be required hereunder to the extent that it would result in the waiver of any legal privilege or work product privilege, or would be a breach of a legally binding obligation or restriction.  Any investigation pursuant to this Section shall be conducted in such manner so as not to interfere unreasonably with the conduct of the business of the Company and its Subsidiaries.

Section 6.05.                          Company Debt.  Not later than three Business Days prior to the Effective Time, the Company will deliver to Parent a letter in form and substance agreed by or on behalf of the lenders under the Credit Agreement specifying the amount, in the relevant currency, of Company Debt outstanding as of the Effective Time and the details of the account or accounts designated by such lenders for receipt of any payment of the Company Debt.

ARTICLE 7
COVENANTS OF PARENT

Parent agrees that:

Section 7.01.                          Conduct of Parent.  Parent shall not, and shall cause its Subsidiaries not to, from the date of this Agreement to the Effective Time, take any action or fail to take any action that is intended to, individually or in the aggregate, prevent, materially delay or materially impede the ability of Parent and Merger Subsidiary to consummate the Merger or the other transactions contemplated by this Agreement.

Section 7.02.                          Obligations of Merger Subsidiary.  Parent shall take all action necessary to cause Merger Subsidiary to perform its obligations under this Agreement and to consummate the Merger on the terms and conditions set forth in this Agreement.

Section 7.03.                          Voting of Shares.  Parent shall vote all shares of Company Stock beneficially owned by it or cause to be voted all shares of the Company Stock beneficially owned by its Subsidiaries in favor of approval and adoption of this Agreement at the Company Shareholder Meeting.

Section 7.04.                          Treatment of Debt.  Parent shall, at, or immediately prior to, the Effective Time, repay (or cause to be repaid), refinance (or cause to be refinanced) or otherwise dispose of the full amount of the Company Debt in such manner as avoids the triggering of any event of default with respect to the Company Debt in connection with the Merger, or shall otherwise take such actions as are required to obtain a waiver of such event of default, and in any event shall hold each director and former director of the Company harmless from any and all consequences of such event of default.

Section 7.05.                          Director and Officer Liability.  Parent shall cause the Surviving Company to do the following:

(a)         For six years after the Effective Time, the Surviving Company shall indemnify and hold harmless the present and former officers and directors of the Company (each, an “Indemnified Person”) in respect of acts or omissions occurring at or prior to the Effective Time to the fullest extent permitted by Applicable Law or provided under the Company’s organizational documents in effect on the date hereof.

(b)         For six years after the Effective Time, Parent shall cause to be maintained in effect provisions in the Surviving Company’s organizational documents (or in such documents of any successor to the business of the Surviving Company) regarding elimination of liability of directors, indemnification of officers, directors and employees and advancement of expenses that are no less advantageous to the intended beneficiaries than the corresponding provisions in existence on the date of this Agreement.

(c)          Parent shall cause the Surviving Company as of the Effective Time to, obtain and fully pay the premium for the non-cancellable extension of the directors’ and officers’ liability coverage of the Company’s existing directors’ and officers’ insurance policies and the Company’s existing fiduciary liability insurance policies (collectively, “D&O Insurance”), in each case for a claims reporting or discovery period of at least six years from and after the Effective Time with respect to any claim related to any period of time at or prior to the Effective Time from an insurance carrier with the same or better credit rating as the Company’s current insurance carrier with respect to D&O Insurance with terms, conditions, retentions and limits of liability that are no less favorable than the coverage provided under the Company’s existing policies with respect to any actual or alleged error, misstatement, misleading statement, act, omission, neglect, breach of duty or any matter claimed against a director or officer of the Company or any of its Subsidiaries by reason of him or her serving in such capacity that existed or occurred at or prior to the Effective Time (including in connection with this Agreement or the transactions or actions contemplated hereby); provided that the Company shall give Parent a reasonable opportunity to participate in the selection of such “tail” policy and the Company shall give reasonable and good faith consideration to any comments made by Parent with respect thereto.  If the Company or the Surviving Company for any reason fail to obtain such tail insurance policies as of the Effective Time, the Surviving Company shall continue to maintain in effect, for a period of at least six years from and after the Effective Time, the D&O Insurance in place as of the date hereof with the Company’s current insurance carrier or with an insurance carrier with the same or better credit rating as the Company’s current insurance carrier with respect to D&O Insurance with terms, conditions, retentions and limits of liability that are no less favorable than the coverage provided under the Company’s existing policies as of the date hereof, or the Surviving Company shall purchase from the Company’s current insurance carrier or from an insurance carrier with the same or better credit rating as the Company’s current insurance carrier with respect to D&O Insurance comparable D&O Insurance for such six-year period with terms, conditions, retentions and limits of liability that are no less favorable than as provided in the Company’s existing policies as of the date hereof; provided that in no event shall Parent or the Surviving Company be required to expend for such policies pursuant to this sentence an annual premium amount in excess of 300% of the amount per annum the Company paid in its last full fiscal year, which amount is set forth in Section 7.05(c) of the Company Disclosure Schedule; and provided further that if the aggregate premiums of such insurance coverage exceed such amount, the Surviving Company shall be obligated to obtain a policy with the greatest coverage available, with respect to matters occurring prior to the Effective Time, for a cost not exceeding such amount.

(d)         If Parent, the Surviving Company or any of its successors or assigns (i) consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or entity of such consolidation or merger, or (ii) transfers or conveys all or substantially all of its properties and assets to any Person, then, and in each such case, to the extent necessary, proper provision shall be made so that the successors and assigns of Parent or the Surviving Company, as the case may be, shall assume the obligations set forth in this Section 7.05.

(e)          The rights of each Indemnified Person under this Section 7.05 shall be in addition to any rights such Person may have under the organizational documents of the Company or any of its Subsidiaries, or under Cayman Law or any other Applicable Law or under any agreement of any Indemnified Person with the Company or any of its Subsidiaries.  These rights shall survive consummation of the Merger and are intended to benefit, and shall be enforceable by, each Indemnified Person.

Section 7.06.                          Employee Matters.

(a)         Unless otherwise agreed to in writing by any employee of the Company and its Subsidiaries who remains employed immediately prior to the Effective Time (each, a “Continuing Employee”), Parent shall, subject to Section 7.06(c), (i) provide, or shall cause to be provided, to each Continuing Employee (A) base salary or base wage rate that is no less favorable than the base compensation provided to such Continuing Employee immediately prior to the Effective Time for a period of one year following the Effective Time and (B) until December 31, 2014, other compensation opportunities and employee benefits (without taking into account benefits under any defined benefit type pension plan or equity-based compensation plan) that are, in the aggregate, no less favorable to a material extent than the employee benefits (without taking into account benefits under any defined benefit type pension plan or equity-based compensation plan) for which such Continuing Employee was eligible immediately prior to the Effective Time, and (ii) credit, or cause to be credited, to each Continuing Employee for the purposes of any similar employee benefit plan of the Parent or any of its Affiliates in which such Continuing Employee is entitled to participate, their years of service with the Company, its Subsidiaries and their predecessors before the Effective Time to the same extent such Continuing Employee was entitled, immediately before the Effective Time, to be credited for such service under any such similar employee benefit plan in which the Continuing Employee participated or was eligible to participate immediately prior to the Effective Time; provided that Parent shall not be required to credit, or cause to be credited, service for pre-Effective Time periods to the extent that to do so would result in a duplication of benefits with respect to the same period of service or for purposes of (i) vesting into or accrual of any retiree medical or retiree life insurance benefits or (ii) vesting into or accrual of benefits under any defined benefit type pension plan or scheme, except in each case as required under Applicable Law.

(b)         Parent and the Company shall cooperate in respect of consultation obligations and similar notice and bargaining obligations owed to any employees or consultants of the Company or any Subsidiary in accordance with all Applicable Laws and bargaining agreements, if any.  The Company and its Subsidiaries shall be responsible for taking all actions necessary prior to the Effective Time regarding such compliance matters and Parent shall use its best reasonable efforts to provide assistance as reasonably requested in writing by the Company.

(c)          Nothing in this Agreement shall be interpreted to prohibit Parent or its Affiliates from taking any action required by Applicable Law or the terms of an agreement with a Continuing Employee existing immediately prior to the Effective Time, or to confer upon any Continuing Employee any right to continue in the employ or service of Parent or any of its Affiliates, or shall interfere with or restrict in any way the rights of Parent or any of its Affiliates to discharge or terminate the services of any Continuing Employee at any time for any reason. Notwithstanding any provision in this Agreement to the contrary, nothing in this Section 7.06 shall (i) be deemed or construed to be an amendment or other modification of any employee benefit plan of the Company, Parent or any of their Affiliates or (ii) create any third party rights in any current or former service provider or employee of the Company or any of its Subsidiaries.

ARTICLE 8
COVENANTS OF PARENT AND THE COMPANY

The parties hereto agree that:

Section 8.01.                          Reasonable Best Efforts.  (a) Subject to the terms and conditions of this Agreement, the Company and Parent shall cooperate with each other and use their reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable under Applicable Law to consummate the transactions contemplated by this Agreement, including (i) preparing and filing as promptly as practicable with any Governmental Authority or other third party all documentation to effect all necessary filings, notices, petitions, statements, registrations, submissions of information, applications and other documents and (ii) obtaining as promptly as practicable and maintaining all Regulatory Approvals and other third party that are necessary, proper or advisable to consummate the transactions contemplated by this Agreement; provided that obtaining the Regulatory Approvals shall be the primary responsibility of Parent, and Parent shall use reasonable best efforts, in accordance with Applicable Law for that purpose, and take such action as is required by any Governmental Authority as a condition to granting any Regulatory Approval including (A) entering into any settlement, undertaking, consent decree, stipulation or agreement with any Governmental Authority in connection with the transactions contemplated hereby or (B) divesting or otherwise holding separate (including by establishing a trust or otherwise), or taking any other action (or otherwise agreeing to do any of the foregoing) with respect to any of its or the Surviving Company’s Subsidiaries or any of their respective Affiliates’ businesses, assets or properties with an aggregate annual revenue equal to or less than 10% of the annual revenue (measured from June 30, 2012 through June 30, 2013) of the Company and its Subsidiaries on a consolidated basis.

(b)         In furtherance and not in limitation of the foregoing, each of Parent and the Company shall make appropriate filings in respect of the required Regulatory Approvals as promptly as practicable and in any event within 10 Business Days of the date hereof and shall supply as promptly as practicable any additional information and documentary material that may be requested in connection with the Regulatory Approvals and shall use their reasonable best efforts to take all other reasonable actions to cause the expiration or termination of the applicable waiting periods, or to obtain the applicable consent or approval with respect to the Regulatory Approvals, as soon as practicable.

Section 8.02.                          Certain Filings.  The Company and Parent shall cooperate with one another (i) in connection with the preparation of the Proxy Statement, (ii) in determining whether any action by or in respect of, or filing with, any Governmental Authority is required, or any actions, consents, approvals or waivers are required to be obtained from parties to any material contracts, in connection with the consummation of the transactions contemplated by this Agreement and (iii) in taking such actions or making any such filings, furnishing information required in connection therewith or with the Proxy Statement and seeking timely to obtain any such actions, consents, approvals or waivers.

Section 8.03.                          Public Announcements.  Parent and the Company shall consult with each other before issuing any press release, having any communication with the press (whether or not for attribution), making any other public statement or scheduling any press conference or conference call with investors or analysts with respect to this Agreement or the transactions contemplated hereby and, except in respect of any public statement or press release as may be required by Applicable Law or any listing agreement with or rule of any national securities exchange or association, shall not issue any such press release or make any such other public statement or schedule any such press conference or conference call without the consent of the other party; provided, that notwithstanding the foregoing, the Company shall not be required to consult with Parent pursuant to this Section 8.03 in connection with any actions taken pursuant to and in compliance with Section 6.03, including issuing any press release, having any communication with the press (whether or not for attribution) or making any other public statement, or scheduling any press conference or conference call with investors or analysts.

Section 8.04.                          Further Assurances.  At and after the Effective Time, the officers and directors of the Surviving Company shall be authorized to execute and deliver, in the name and on behalf of the Company or Merger Subsidiary, any deeds, bills of sale, assignments or assurances and to take and do, in the name and on behalf of the Company or Merger Subsidiary, any other actions and things to vest, perfect or confirm of record or otherwise in the Surviving Company any and all right, title and interest in, to and under any of the rights, properties or assets of the Company acquired or to be acquired by the Surviving Company as a result of, or in connection with, the Merger.

Section 8.05.                          Notices of Certain Events.  Each of the Company and Parent shall promptly notify the other of:

(a)         any notice or other communication from any Person alleging that the consent of such Person is or may be required in connection with the transactions contemplated by this Agreement;

(b)         any notice or other communication from any Governmental Authority in connection with the transactions contemplated by this Agreement; and

(c)          any actions, suits, claims, investigations or proceedings commenced or, to its knowledge, threatened against, relating to or involving or otherwise affecting the Company or any of its Subsidiaries or Parent and any of its Subsidiaries, as the case may be, that, if pending on the date of this Agreement, would have been required to have been disclosed pursuant to any Section of this Agreement or that relate to the consummation of the transactions contemplated by this Agreement.

Section 8.06.                          Confidentiality.  Prior to the Effective Time and after any termination of this Agreement, each of Parent and the Company shall hold, and shall use its reasonable best efforts to cause its officers, directors, employees, accountants, counsel, consultants, advisors and agents to hold, in confidence, unless compelled to disclose by Applicable Law, all confidential documents and information concerning the other party furnished to it or its Affiliates in connection with the transactions contemplated by this Agreement as Confidential Information in accordance with the terms of the confidentiality agreement between the Company and Parent dated March 20, 2013 (the “Confidentiality Agreement”).

ARTICLE 9
CONDITIONS TO THE MERGER

Section 9.01.                          Conditions to the Obligations of Each Party.  The obligations of the Company, Parent and Merger Subsidiary to consummate the Merger are subject to the satisfaction of the following conditions:

(a)         the Company Shareholder Approval shall have been obtained in accordance with Cayman Law;

(b)         no restraining order, preliminary or permanent injunction or other order issued by any court of competent jurisdiction or other legal restraint or prohibition preventing the consummation of the Merger shall have taken effect after the date hereof and shall still be in effect; and

(c)          all required Regulatory Approvals having been (i) in the case of filings or notifications, made and any applicable mandatory waiting period having expired and (ii) in the case of consents or approvals, obtained.

Section 9.02.                          Conditions to the Obligations of Parent and Merger Subsidiary.  The obligations of Parent and Merger Subsidiary to consummate the Merger are subject to the satisfaction of the following further conditions:

(a)         the Company shall have performed in all material respects all of its obligations hereunder required to be performed by it at or prior to the Effective Time;

(b)         the representations and warranties of the Company contained in this Agreement or in any certificate or other writing delivered by the Company pursuant hereto (disregarding all materiality and Material Adverse Effect qualifications contained therein) shall be true at and as of the Effective Time as if made at and as of such time

(other than representations and warranties that by their terms address matters only as of another specified time, which shall be true only as of such time), except for failures of such representations and warranties to be true as do not and would not have, individually or in the aggregate, a Material Adverse Effect; and

(c)           Parent shall have received a certificate signed by an executive officer of the Company to the foregoing effect.

Section 9.03.                          Conditions to the Obligations of the Company.  The obligations of the Company to consummate the Merger are subject to the satisfaction of the following further conditions:

(a)         each of Parent and Merger Subsidiary shall have performed in all material respects all of its obligations hereunder required to be performed by it at or prior to the Effective Time;

(b)         the representations and warranties of Parent contained in this Agreement or in any certificate or other writing delivered by Parent pursuant hereto (disregarding all materiality and material adverse effect qualifications contained therein) shall be true at and as of the Effective Time as if made at and as of such time (other than representations and warranties that by their terms address matters only as of another specified time, which shall be true only as of such time), with only such exceptions as have not had and would not have, individually or in the aggregate, a material adverse effect on the ability of Parent to consummate the transactions contemplated by this Agreement in accordance with the terms hereof; and

(c)          the Company shall have received a certificate signed by an executive officer of Parent to the foregoing effect.

ARTICLE 10
TERMINATION

Section 10.01.                   Termination.  This Agreement may be terminated and the Merger may be abandoned:

(a)         at any time prior to the Effective Time (notwithstanding any approval of this Agreement by the shareholders of the Company):

(i)             by mutual written agreement of the Company and Parent;

(ii)          by either the Company or Parent, if:

(A)       the Merger has not been consummated on or before June 30, 2014 (the “End Date”); provided that the right to terminate this Agreement pursuant to this Article shall not be available to any party whose breach of any provision of this Agreement results in the failure of the Merger to be consummated by such time;

(B)      there shall be any Applicable Law that (A) makes consummation of the Merger illegal or otherwise prohibited or (B) enjoins the Company or Parent from consummating the Merger and such injunction shall have become final and nonappealable; or

(C)       at the Company Shareholder Meeting (including any adjournment or postponement thereof), the Company Shareholder Approval shall not have been obtained; or

(iii)       by the Company, if:

(A)       subject to Section 6.03(d) of this Agreement, the Board of Directors of the Company authorizes the Company, subject to complying with the terms of this Agreement, to enter into a written agreement concerning a Superior Proposal; provided that concurrently with such termination, the Company pays the Termination Payment payable pursuant to Section 11.04; or

(B)       a breach of any representation or warranty or failure to perform any covenant or agreement on the part of the Parent or Merger Subsidiary set forth in this Agreement shall have occurred that would cause the condition set forth in Section 9.03(a) or (b) not to be satisfied, and such condition is incapable of being satisfied by the End Date; provided that, at the time of the delivery of such notice, the Company shall not be in material breach of its obligations, covenants, agreements, representations or warranties under this Agreement; or

(b)         at any time prior to the Effective Time, by Parent, if:

(i)             an Adverse Recommendation Change shall have occurred; or

(ii)          a breach of any representation or warranty or failure to perform any covenant or agreement on the part of the Company set forth in this Agreement shall have occurred that would cause the condition set forth in Section 9.02(a) or (b) not to be satisfied, and such condition is incapable of being satisfied by the End Date; provided that, in each case at the time of the delivery of such notice, Parent or Merger Subsidiary shall not be in material breach of its or their obligations, covenants, agreements, representations or warranties under this Agreement.

The party desiring to terminate this Agreement pursuant to this Section 10.01 (other than pursuant to Section 10.01(a)) shall give notice of such termination to the other party.

Section 10.02.                   Effect of Termination.  If this Agreement is terminated pursuant to Section 10.01, this Agreement shall become void and of no effect without liability of any party (or any shareholder, director, officer, employee, agent, consultant or representative of such party) to the other party hereto; provided that, if such termination shall result from the intentional (i) failure of either party to fulfill a condition to the performance of the obligations of the other party or (ii) failure of either party to perform a covenant hereof, such party shall be fully liable for any and all liabilities and damages (which the parties acknowledge and agree shall not be limited to reimbursement of expenses or out-of-pocket costs, and may include to the extent proven the benefit of the bargain lost by a party’s shareholders (taking into consideration relevant matters, including other combination opportunities and the time value of money), which shall be deemed in such event to be damages of such party) incurred or suffered by the other party as a result of such failure.  The provisions of this Section 10.02 and Sections 8.06, 11.01, 11.04, 11.06, 11.07, 11.08,  11.09, 11.11 and 11.12 shall survive any termination hereof pursuant to Section 10.01.

ARTICLE 11
MISCELLANEOUS

Section 11.01.                   Notices.  All notices, requests and other communications to any party hereunder shall be in writing (including facsimile transmission and electronic mail (“e-mail”) transmission, so long as a receipt of such e-mail is requested and received) and shall be given, if to the Company, to:

Edwards Group Limited
Crawley Business Quarter

Manor Royal

Crawley

West Sussex RH10 9LW
Attention: Adam Ramsay, General Counsel

E-mail: adam.ramsay@edwardsvacuum.com

with copies (which shall not constitute notice) to:

Davis Polk & Wardwell London LLP
99 Gresham Street
London EC2V 7NG
Attention: Simon Witty
Facsimile No.: 020 7710 1054
E-mail: simon.witty@davispolk.com

Weil, Gotshal & Manges
110 Fetter Lane
London  EC4A 1AY
Attention: Peter King
Facsimile No.: _44 20 7903 1099
E-mail: peter.king@weil.com

if to Parent or Merger Subsidiary, to:

Atlas Copco AB
SE-105 23 Stockholm
Sweden
Attention: Håkan Osvald
Facsimile No.: +46 (0)8 743 8037
E-mail: hakan.osvald@se.atlascopco.com

with a copy (which shall not constitute notice) to:

Pillsbury, Winthrop, Shaw, Pittman LLP
1540 Broadway
New York, NY 10036
Attention: Stephen R. Rusmisel and Donald G. Kilpatrick
Facsimile No.: 212.858.1500
E-mail: stephen.rusmisel@pillsburylaw.com;
donald.kilpatrick@pillsburylaw.com

or to such other address or facsimile number or email address as such party may hereafter specify for the purpose by notice to the other parties hereto.  All such notices, requests and other communications shall be deemed received on the date and at the time of receipt by the recipient thereof if received prior to 5:00 p.m. on a business day in the place of receipt.  Otherwise, any such notice, request or communication shall be deemed to have been received at the open of business on the next succeeding business day in the place of receipt.

Section 11.02.                   Survival of Representations and Warranties.  The representations and warranties and agreements contained herein (other than the agreements set forth in Section 2.12, Section 7.05 and Section 7.06 and, in the case that any Additional Payment Rights are outstanding following the Effective Time, those representations and warranties and agreements, to the extent they are relevant to Parent’s obligations in respect of the Additional Payment Rights, which shall survive through the Payment Date as defined in the Additional Payment Calculation Appendix, and the agreements set forth in Section 7.04 with respect to Company Debt, which shall survive through repayment of such debt) or in any certificate or other writing delivered pursuant hereto shall not survive the Effective Time.

Section 11.03.                   Amendments and Waivers.  (a) Any provision of this Agreement may be amended or waived prior to the Effective Time if, but only if, such amendment or waiver is in writing and is signed, in the case of an amendment, by each party to this Agreement or, in the case of a waiver, by each party against whom the waiver is to be effective; provided that after the Company Shareholder Approval has been obtained there shall be no amendment or waiver that would require the further approval of the shareholders of the Company under Applicable Law without such approval having first been obtained.

(b)         No failure or delay by any party in exercising any right, power or privilege hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. The rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by Applicable Law.

Section 11.04.                   Expenses.  (a) General.  Except as otherwise provided herein, all costs and expenses incurred in connection with this Agreement shall be paid by the party incurring such cost or expense.

(b)         Termination Payment.  If this Agreement is terminated by Parent pursuant to Section 0 or by the Company pursuant to Section 10.01(a)(iii)(A), then the Company shall pay to Parent, by way of compensation, in immediately available funds, $30,000,000 (the “Termination Payment”), in the case of a termination by Parent, within one Business Day after such termination and, in the case of a termination by the Company, immediately before and as a condition to such termination.

(c)          Parent and Merger Subsidiary agree that, upon any termination of this Agreement under circumstances where the Termination Payment is payable by the Company pursuant to this Section and such Termination Payment is paid in full, Parent and Merger Subsidiary shall be precluded from any other remedy against the Company, at law or in equity or otherwise, and neither Parent nor Merger Subsidiary shall seek to obtain any recovery, judgment, or damages of any kind, including consequential, indirect, or punitive damages, against the Company or any of the Company’s Subsidiaries or any of their respective directors, officers, employees, partners, managers, members, shareholders or Affiliates or their respective Representatives in connection with this Agreement or the transactions contemplated hereby.

Section 11.05.                   Disclosure Schedules.  The parties hereto agree that any reference in a particular Section of the Company Disclosure Schedule shall be deemed to be an exception to (or, as applicable, a disclosure for purposes of) (a) the representations and warranties (or covenants, as applicable) of the relevant party that are contained in the corresponding Section of this Agreement and (b) any other representations and warranties of such party that is contained in this Agreement, but only if the relevance of that reference as an exception to (or a disclosure for purposes of) such representations and warranties would be readily apparent to a reasonable person who has read that reference and such representations and warranties and had access to such information and documents as have been provided to the Company by Parent, or Parent by the Company, as applicable. The mere inclusion of an item in the Company Disclosure Schedule as an exception to a representation or warranty shall not be deemed an admission that such item represents a material exception or material fact, event or circumstance or that such item has had or would have a Material Adverse Effect.

Section 11.06.                   Binding Effect; Benefit; Assignment.  (a) The provisions of this Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors and assigns.  Except as provided in Section 7.05, and for the rights of the Representative Shareholders under the Additional Payment Calculation

Appendix, no provision of this Agreement is intended to confer any rights, benefits, remedies, obligations or liabilities hereunder upon any Person other than the parties hereto and their respective successors and assigns.

(b)         No party may assign, delegate or otherwise transfer any of its rights or obligations under this Agreement without the consent of each other party hereto, except that Parent or Merger Subsidiary may transfer or assign its rights and obligations under this Agreement, in whole or from time to time in part, to (i) one or more of their Affiliates at any time and (ii) after both the Effective Time and, if applicable, the Payment Date under the Additional Payment Calculation Appendix, to any Person; provided that such transfer or assignment shall not relieve Parent or Merger Subsidiary of its obligations hereunder or enlarge, alter or change any obligation of any other party hereto or due to Parent or Merger Subsidiary.

Section 11.07.                   Governing Law.  This Agreement shall be governed by and construed in accordance with the laws of the state of Delaware, without regard to the conflicts of law rules of such state.

Section 11.08.                   Jurisdiction.  (a) The parties hereto agree that any suit, action or proceeding seeking to enforce any provision of, or based on any matter arising out of or in connection with, this Agreement or the transactions contemplated hereby (whether brought by any party or any of its Affiliates or against any party or any of its Affiliates) shall be brought in the Delaware Chancery Court or, if such court shall not have jurisdiction, any federal court located in the State of Delaware or other Delaware state court, and each of the parties hereby irrevocably consents to the jurisdiction of such courts (and of the appropriate appellate courts therefrom) in any such suit, action or proceeding and irrevocably waives, to the fullest extent permitted by law, any objection that it may now or hereafter have to the laying of the venue of any such suit, action or proceeding in any such court or that any such suit, action or proceeding brought in any such court has been brought in an inconvenient forum.

(b)         EACH OF PARENT AND MERGER SUBSIDIARY HEREBY IRREVOCABLY DESIGNATES ATLAS COPCO NORTH AMERICA LLC, 7 CAMPUS DRIVE, SUITE 200, PARSIPPANY NJ 07054 (THE “PARENT PROCESS AGENT”) AND THE COMPANY HEREBY IRREVOCABLY DESIGNATES PUGLISI & ASSOCIATES, 850 LIBRARY AVENUE, SUITE 204, P.O. BOX 885, NEWARK, DELAWARE 19715 (THE “COMPANY PROCESS AGENT”, TOGETHER WITH PARENT PROCESS AGENT, THE “PROCESS AGENTS”), AS ITS DESIGNEE, APPOINTEE AND AGENT TO RECEIVE, FOR AND ON ITS BEHALF, SERVICE OF PROCESS IN SUCH JURISDICTION IN ANY LEGAL ACTION OR PROCEEDINGS WITH RESPECT TO THIS AGREEMENT OR ANY OTHER AGREEMENT EXECUTED IN CONNECTION WITH THIS AGREEMENT, AND SUCH SERVICE SHALL BE DEEMED COMPLETE UPON DELIVERY THEREOF TO THE RELEVANT PROCESS AGENT; PROVIDED THAT IN THE CASE OF ANY SUCH SERVICE UPON A PROCESS AGENT, THE PARTY EFFECTING SUCH SERVICE SHALL ALSO DELIVER A COPY THEREOF TO EACH OTHER SUCH PARTY IN THE MANNER PROVIDED IN SECTION 11.01 OF

THIS AGREEMENT.  EACH PARTY SHALL TAKE ALL SUCH ACTION AS MAY BE NECESSARY TO CONTINUE SAID APPOINTMENTS IN FULL FORCE AND EFFECT OR TO APPOINT ANOTHER AGENT SO THAT SUCH PARTY WILL AT ALL TIMES HAVE AN AGENT FOR SERVICE OF PROCESS FOR THE ABOVE PURPOSES IN DELAWARE.  NOTHING HEREIN SHALL AFFECT THE RIGHT OF ANY PARTY TO SERVE PROCESS IN ANY MANNER PERMITTED BY APPLICABLE LAW.  EACH PARTY EXPRESSLY ACKNOWLEDGES THAT THE FOREGOING WAIVER IS INTENDED TO BE IRREVOCABLE UNDER THE LAWS OF THE STATE OF DELAWARE AND OF THE UNITED STATES OF AMERICA.

Section 11.09.                   WAIVER OF JURY TRIAL.  EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OF OR RELATED TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.

Section 11.10.                   Counterparts; Effectiveness.  This Agreement may be signed in any number of counterparts, each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument. This Agreement shall become effective when each party hereto shall have received a counterpart hereof signed by all of the other parties hereto.  Until and unless each party has received a counterpart hereof signed by the other party hereto, this Agreement shall have no effect and no party shall have any right or obligation hereunder (whether by virtue of any other oral or written agreement or other communication).

Section 11.11.                   Entire Agreement.  This Agreement, the Voting Agreements, the Confidentiality Agreement and the Escrow Agreement constitute the entire agreement between the parties with respect to the subject matter of this Agreement and supersede all prior agreements and understandings, both oral and written, between the parties with respect to the subject matter of this Agreement.

Section 11.12.                   Severability.  If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction or other Governmental Authority to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party.  Upon such a determination, the parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner in order that the transactions contemplated hereby be consummated as originally contemplated to the fullest extent possible.

Section 11.13.                   Specific Performance.  The parties hereto agree that irreparable damage would occur if any provision of this Agreement were not performed in accordance with the terms hereof and that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement or to enforce specifically the performance of the terms and provisions hereof, in addition to any other remedy to which they are entitled at law or in equity.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed by their respective authorized officers as of the date set forth on the cover page of this Agreement.

EDWARDS GROUP LIMITED

By:	/s/ Adam Ramsay

	Name:	Adam Ramsay

	Title:	General Counsel

ATLAS COPCO AB (publ)

By:	/s/ Håkan Osvald

	Name:	Håkan Osvald

	Title:	SVP, General Counsel

By:	/s/ Hans Ola Meyer

	Name:	Hans Ola Meyer

	Title:	SVP, CFO

VARG HOLDING

By:	/s/ Jorgen Ekelow

	Name:	/s/ Jorgen Ekelow

	Title:	Director

Appendix 1 to Merger Agreement

ADDITIONAL PAYMENT CALCULATION

The parties agree to the provisions of this Additional Payment Calculation Appendix (this “Appendix”) in order to facilitate cooperation, permit the Company to realize its maximum financial and operational performance and minimize the risk of dispute in calculating the Additional Payment.

ARTICLE 1
Definitions

Section 1.01.                         Definitions.

(a)          The following terms shall have the meanings ascribed to them as follows:

“Accounting Principles” means the accounting policies and procedures adopted and applied by the Company and its Subsidiaries in accordance with IFRS, except where otherwise noted as used by the Company in preparing its audited consolidated financial statements for the year ended December 31, 2012 and the Company June 30 Financial Report, applied on a consistent basis.  Said policies are set forth in Schedule B hereto.

“Actual Revenue Amount” means the amount, in GBP, of revenue of the Company and its Subsidiaries on a consolidated basis for the financial year 2013, calculated in accordance with the Accounting Principles, shown on the Company 2013 Income Statement provided in accordance with the terms of this Appendix.

“Adjusted EBITDA” means net income adjusted to add back or deduct, as the case may be: (i) finance income and costs (including income and costs arising from translation of debt, but excluding income and costs related to hedging of currency transaction flows); (ii) income tax (as such concept is used in the Company 20-F, and calculated in accordance therewith); (iii) depreciation; (iv) amortization (including impairment); (v) restructuring and transaction costs (including those fees, costs and expenses incurred in connection with the transactions contemplated by this Agreement up to a maximum of £12,500,000); (vi) profit or loss on sale of property, plant and equipment; (vii) share based compensation expense, and (viii) extraordinary gains and losses, each calculated in accordance with the Accounting Principles, it being understood that Adjusted EBITDA is a non-IFRS measure.  The calculation of Adjusted EBITDA as of June 30, 2013, showing the details of each of the adjustments as of such date, is set out in the Company June 30 Financial Report, and Adjusted EBITDA as of year-end 2013 will be calculated in the same manner and on the same basis set out therein.

“Adjusted EBITDA Target” means, in respect of any Revenue Amount, the Adjusted EBITDA corresponding to such Revenue Amount in the table below:

Actual Revenue Amount (£ mils)	Adjusted EBITDA Target (£ mils)
Actual Revenue Amount < 587.5	0
587.5 < Actual Revenue Amount < 600.0	113.9
600.0 < Actual Revenue Amount < 612.5	122.0
612.5 < Actual Revenue Amount < 625.0	132.0
625.0 < Actual Revenue Amount < 637.5	135.0
637.5 < Actual Revenue Amount	145.0

“Base Revenue Amount” means £587.5 million.

“Company Auditors” means PricewaterhouseCoopers LLP.

“Company June 30 Financial Report” means the unaudited income statement of the Company and the Subsidiaries on a consolidated basis for the six months ended June 30, 2013, furnished on Form 6-K to the SEC on July 30, 2013, prepared in accordance with the Accounting Principles and including the line items required in connection with the calculation of Adjusted EBITDA, as attached hereto as Schedule A.

“Company 2013 Income Statement” means the audited comprehensive income statement of the Company and the Subsidiaries on a consolidated basis for the financial year 2013, prepared and delivered in accordance with the Accounting Principles and the terms of this Appendix.

“Deemed Revenue Amount” means the revenue number (shown in the first column of the table below) corresponding to the highest Adjusted EBITDA Target number shown in the second column of the table below that is equaled or exceeded by the Final Adjusted EBITDA of the Company.

Deemed Revenue Amount (£ mils)	Adjusted EBITDA Target (£ mils)
587.5	<113.9
600.0	113.9
612.5	122.0
625.0	132.0
637.5	135.0

“Determination Date” means the date on which the amount of the Additional Payment is determined in accordance with Article 3 herein.

“Final Adjusted EBITDA” means the Company’s Adjusted EBITDA for the 2013 financial year.

“Independent Accountant” means a firm of independent accountants of nationally recognized standing (which shall not be the Company Auditors and shall not have any material relationship with the Company or Parent).

“Maximum Additional Payment” means an amount equal to $1.25 per share of Company Stock, payable in cash.

“Officer’s Certificate” means, with respect to any Person, a certificate signed by an authorized officer of such Person.

“Oversight Committee” means a committee, comprising (i) one representative of the executive management of the Company as at the date of this Agreement, nominated, from time to time, by the Company (prior to the Effective Time) or by the Representative Shareholders

(following the Effective Time), (ii) one of the independent directors of the Company as of the date hereof, (iii) two shareholder representatives, one nominated by each of the Representative Shareholders and (iv) two representatives of Parent, which shall meet for discussion about, and may make only non-binding recommendations with respect to, the matters submitted to it in accordance with the provisions of this Appendix.

“Representative Shareholders” means CCMP Capital Associates GP, LLC and Unitas Capital Investors (Cayman) Limited.

“Revenue Amount” means the Actual Revenue Amount or Deemed Revenue Amount, as the context requires.

(b)          Each of the following terms is defined in the Section set forth opposite such term:

Term	Section
Appendix	Preamble
Audit Delivery Date	3.04
Automatic Release Certificate	4.04
Dispute Notice	3.05
Disputed Items	3.05
Disputing Party	3.05
Escrowed Amount	4.03
Monthly Update Statement	3.02
Payment Statement	3.03
Year-End Deliverables	3.03

ARTICLE 2
Additional Payment Amount

Section 2.01.                         Amount of the Additional Payment. The amount of the Additional Payment shall be calculated as follows.  The amount of the Additional Payment payable in respect of each share of the Company Stock shall be the amount in US Dollars, rounded up to the next whole $0.01, equal to:

(a)          if Final Adjusted EBITDA is at least equal to the Adjusted EBITDA Target in respect of the Actual Revenue Amount, (A) $0.01 multiplied by (B) the number obtained by dividing (x) the result of subtracting the Base Revenue Amount from the Actual Revenue Amount by (y) 500,000; or

(b)           if Final Adjusted EBITDA is less than the Adjusted EBITDA Target in respect of the Actual Revenue Amount, (A) $0.01 multiplied by (B) the number obtained by dividing (x) the result of subtracting the Base Revenue Amount from the Deemed Revenue Amount by (y) 500,000;

provided that the amount of the Additional Payment, if calculated to be less than $0 based on the formula set forth above, shall be deemed to be $0, and, if calculated to be more than the Maximum Additional Payment based on the formula set forth above, shall be deemed to be equal to the Maximum Additional Payment; provided further that in the circumstances described in Section 4.01, the amount of the Additional Payment shall be equal to the Maximum Additional Payment.

An illustrative example of the calculation of the Additional Payment is set out in Schedule C hereto.

Section 2.01.                         Application of Accounting Principles. The Revenue Amount and the Final Adjusted EBITDA shall be determined hereunder in accordance with the provisions of this Appendix, and in particular shall be determined on the basis of the Accounting Principles as attached hereto, irrespective of any subsequent changes to the accounting policies or practices of the Company.

ARTICLE 3
Determination of Additional Payment Amount

Section 3.01.                         Company June 30 Financial Report.

(a)          The Company June 30 Financial Report has been prepared in accordance with the Accounting Principles. The financial statements are stated in GBP.

(b)          Each of the Company and Parent hereby agrees that the Company June 30 Financial Report shows the agreed methodology for calculation of each of the Actual Revenue Amount and Final Adjusted EBITDA of the Company and its Subsidiaries for purposes of determining the amount of the Additional Payment and that the revenue and Adjusted EBITDA figures shown therein reflect application of the Accounting Principles (and may be subject to normal year end adjustments in accordance with the Accounting Principles).

Section 3.02.                         Monthly Updates.

(a)          As promptly as practicable following the end of each month after the date of this Agreement, through the end of financial year 2013, the Company will prepare a monthly and year-to-date income statement and monthly and year-to-date reconciliation from IFRS net income to Adjusted EBITDA, together with supporting documentation, as normally presented to the board of directors of the Company (each a “Monthly Update Statement”).

(b)           Each Monthly Update Statement shall be promptly delivered to each member of the Oversight Committee.  The Oversight Committee shall meet once per month in person or via teleconference prior to the Determination Date, at a time agreed by its members, to review and discuss such Monthly Update Statement and any other matters.

(c)           The Oversight Committee will, in order to facilitate cooperation between the Company and Parent in the planning of and preparation for Closing of the transactions contemplated by this Agreement, consider and discuss, among other things, any potential changes or improvements to the practices, policies and procedures of the Company identified by the members of the Oversight

Committee in the course of performance of their role hereunder that may be implemented following the Effective Time; provided that notwithstanding anything else herein, the implementation of any proposed changes that could impact the calculation of the Revenue Amount or Final Adjusted EBITDA shall be subject to and in accordance with Section 4.01.

Section 3.03.                         Audit Process.

(a)          The Company shall engage the Company Auditors, and shall specifically require the same team of individuals at the Company Auditors that conducted the Company’s year end audit for financial year 2012 (excluding any such individuals that are no longer employed by the Company Auditors), to conduct the Company’s year-end audit for financial year 2013, to give an opinion on the consolidated group accounts and provide an extraction report on the Company 2013 Income Statement, the Revenue Amount and Adjusted EBITDA as prepared by the Company for such period, each in accordance with the provisions of this Appendix.

(b)          The Company 2013 Income Statement shall (i) be in the same form as the Company June 30 Financial Report, showing the line items required in connection with the calculation of Adjusted EBITDA, and (ii) be prepared on the same basis, using the Accounting Principles and the same methodology as the Company June 30 Financial Report.

(c)           The Company shall keep the Oversight Committee reasonably informed, at substantially the same time and in the same manner as the audit committee of the Board of Directors of the Company, in respect of the audit process and preparation of the Company 2013 Income Statement as it relates to the Revenue Amount and calculation of Adjusted EBITDA and the areas of significant judgment in respect thereof, provided that the Oversight Committee shall have no rights in respect of such audit process other than such right to be kept reasonably informed, and shall have no obligations in respect of such process.

Section 3.04.                         Year-End Deliverables.

(a)           As promptly as practicable following December 31, 2013, and in any event prior to February 28, 2014, the Company will deliver, and if at such date the Effective Time has occurred, Parent shall cause the Company to deliver (the date of such delivery, the “Audit Delivery Date”), (i) the Company 2013 Income Statement, (ii) a statement of the amount of the Additional Payment due based on the Company 2013 Income Statement and the terms of this Appendix (the “Payment Statement”) and (ii) an Officer’s Certificate from the Chief Financial Officer of the Company confirming the Company 2013 Income Statement and Payment Statement have been prepared in accordance with the terms of this Appendix (collectively, the “Year-End Deliverables”).

Section 3.05.                         Dispute Resolution.

(a)          Either Parent or, if the Effective Time has occurred by the Audit Delivery Date, the Representative Shareholders acting jointly (such Person, the “Disputing Party”), may dispute that any calculation, underlying figure or application of the Accounting Principles, which was not made under the control or at the direction of such party, in the Company 2013 Income Statement or Payment Statement (or in any financial calculation providing the basis for such statements) has been made in accordance with this Appendix.

(b)          Any such dispute shall be made by delivery, within 5 Business Days of the Audit Delivery Date, of a written notice (a “Dispute Notice”), together with supporting documentation, describing the items so disputed (the “Disputed Items”) in reasonable detail.  The Company will cooperate and assist with the rights of the Disputing Party hereunder, including making available, to the extent necessary, books, records, work papers and personnel. If no Dispute Notice is delivered within such period, the expiration of such period shall be the “Determination Date” hereunder, and the amounts set forth in the Payment Statement shall be a final and binding determination of the amount of the Additional Payment.

(c)           If a Dispute Notice is delivered in accordance with this Appendix, the Company, together with the Company Auditor, shall attempt in good faith to resolve such dispute with the Disputing Party for a period of 10 Business Days.  If the Disputed Items are resolved in such period, the date of such resolution shall be the “Determination Date” hereunder, and the amounts set forth in the Payment Statement, as adjusted by such agreement, shall be a final and binding determination of the amount of the Additional Payment.

(d)          If at the end of such period for resolution of the dispute, no agreement has been reached, and if such dispute is capable of resolution by an independent accountant, the Company and the Disputing Party shall have a period of 5 Business Days to agree on an Independent Accountant to be appointed to resolve the Disputed Items.  If, at the end of such period, no agreement has been reached as to the appointment of an Independent Accountant, the Company and the Disputing Party shall request that the President of the Institute of Chartered Accountants (UK) appoint an Independent Accountant to resolve the Disputed Items within 2 Business Days.

(e)           Within 10 Business Days of the appointment of the Independent Accountant, each of the Company (together with the Company Auditor) and the Disputing Party shall submit to such Independent Accountant and to each other a submission setting forth, in reasonable detail and together with supporting documentation, such Person’s calculation of, and the reasoning of such Person with respect to, each Disputed Item.  The Independent Accountant shall review the submissions, as well as this Agreement (including this Appendix and the Schedules hereto), and shall deliver a report setting forth its resolution of each Disputed Item (which may, but need not be, one of the Company’s or the Disputing Party’s calculation of such Disputed Item) within 20 Business Days of its appointment.  Such report shall be final and binding, the date of such report shall be the “Determination Date” hereunder and the amounts set forth in the Payment Statement, as adjusted by the Independent Accountant’s report, shall be a final and binding determination of the amount of the Additional Payment.  The cost of such review and report by the Independent Accountant shall be borne by the Company.

ARTICLE 4
Post-Closing Obligations

In the event that the Determination Date has not occurred prior to the Effective Time, the parties agree to the following:

Section 4.01.                         Post-Closing Operation of the Company. Prior to the Determination Date, Parent shall not, and shall procure that its Affiliates, Subsidiaries and Representatives shall not, make any changes to the accounting policies or practices of the Company except as required by concurrent changes to IFRS as agreed to by its independent public accountant, or their application to the results of the Company and its Subsidiaries on a consolidated basis for the financial year 2013, in each case in any manner that could affect determination of the Revenue Amount or Final Adjusted EBITDA hereunder or take (or fail to take) any action that would otherwise adversely affect the Revenue Amount and Final Adjusted EBITDA.  For avoidance of doubt, the Revenue Amount and Final Adjusted EBITDA shall be determined in accordance with the Accounting Principles attached hereto irrespective changes to the accounting policies or practices of the Company made following the Effective Time.

Section 4.02.                         Additional Payment Rights

(a)          As provided elsewhere in the Merger Agreement, if the Determination Date has occurred prior to the Effective Time, the Additional Payment will be paid as part of the Merger Consideration at the Effective Time.  If the Determination Date has not occurred prior to the Effective Time, the Additional Payment will not be paid at the Effective Time, and the right to each Additional Payment as part of the Merger Consideration will be a contractual right against Parent, an “Additional Payment Right”.

(b)          Additional Payment Rights are contractual rights of those holders of shares, stock options or other equity interests in the Company that are converted at the Effective Time into the right to receive Merger Consideration, and they shall not be evidenced by a certificate or other instrument.

(c)           For avoidance of doubt, Additional Payment Rights shall not represent any equity or ownership interest in Parent, any constituent company to the Merger or any of their respective Affiliates, shall not have any voting or dividend rights and interest shall not accrue on any amounts payable in respect of Additional Payment Rights.

(d)          Additional Payment Rights are nonassignable contractual rights against Parent and may not be sold, assigned, transferred, pledged, encumbered or transferred or disposed of in any other manner, in whole or in part, other than (i) upon death, by will or intestacy; (ii) by instrument to an inter vivos or testamentary trust in which the Additional Payment Rights are to be passed to beneficiaries upon the death of the trustee; (iii) pursuant to a court order; (iv) by operation of law (including a consolidation or merger) or without consideration in connection with the dissolution, liquidation or termination of any corporation, limited liability company, partnership or other entity; (v) in the case of Additional Payment Rights payable to a nominee, from a nominee to a beneficial owner (and, if applicable, through an intermediary) or from such nominee to another nominee for the same beneficial owner, in each case, as relevant, as allowable by the Depository Trust Company or (vi) being abandoned by its holder by transferring such Additional Payment Right to Parent without consideration therefor.  Nothing in this Appendix is intended to prohibit Parent from offering to acquire Additional Payment Rights for consideration in its sole discretion.

Section 4.03.                         Escrow.

If the Determination Date has not occurred prior to the Effective Time, Parent shall, at the Effective Time, deposit with the Exchange Agent an amount in US Dollars equal to (i) the Maximum Additional Payment multiplied by (ii) the number of Additional Payment Rights outstanding in total pursuant to the Merger Agreement.  Such amounts shall be held pursuant to the terms of the Escrow Agreement (the “Escrowed Amount”).

Section 4.04.                         Payment on Additional Payment Rights.

(a)          Promptly, and in any event within 3 Business Days, after the Determination Date, if such Determination Date occurs following the Effective Time, the Shareholder Representatives shall prepare and each of the Shareholder Representatives and Parent shall execute an Automatic Release Certificate.

(b)          The “Automatic Release Certificate” shall be a certificate setting forth the final amount of the Additional Payment determined in accordance with this Appendix and authorizing the Exchange Agent to release to the holders of the Additional Payment Rights an amount equal to the (i) the amount of the Additional Payment multiplied by (ii) the number of Additional Payment Rights outstanding in total pursuant to the Merger Agreement.

(c)           No party shall have discretion whether to execute such Automatic Release Certificate, but shall be obligated to do so within such period following the occurrence of the Determination Date in accordance with this Appendix.

(d)           The Shareholder Representatives shall promptly deliver such executed Automatic Release Certificate to the Exchange Agent.

(e)           In accordance with the Escrow Agreement, the Exchange Agent will make such payment to the holders of the Additional Payment Rights as soon as practicable thereafter (the date of such payment being the “Payment Date”) and return to Parent the excess, if any, of the Escrowed Amount over such payment amount.

(f)            For the avoidance of doubt, if for any reason there are insufficient funds held in the escrow account established pursuant to the Escrow Agreement as of the Payment Date to satisfy the Additional Payment Rights in full, Parent shall remain directly liable for such shortfall to the beneficiary of each Additional Payment Right.

Schedule A to Merger Agreement

COMPANY JUNE 30 FINANCIAL REPORT

[Deliberated omitted due to commercial sensitivity]

Schedule B to Merger Agreement

ACCOUNTING PRINCIPLES

[Redacted]

Schedule C to Merger Agreement

Illustrative Example of Additional Payment Calculation

Assuming compliance with Section 4.01.

If the Company has an Actual Revenue Amount of £625 million, the associated Adjusted EBITDA Target is £132 million.

If the Company has a Final Adjusted EBITDA of at least £132 million, (e.g. £132 million) the amount of the Additional Payment is calculated using the Actual Revenue Amount.

•                  The amount of the Additional Payment will be $0.75, calculated as follows:

•                  (A) $0.01 multiplied by

•                  (B) the number (75) obtained by dividing

•                  (x) the result (37.5 million) of subtracting the Base Revenue Amount (587.5 million) from the Actual Revenue Amount (625 million) by

•                  (y) 500,000

Accordingly, if for the purposes of this example the Merger Consideration were to be paid in respect of 100 shares, the Merger Consideration assuming the above results would amount to $1,000 (100 shares x $10).

If the Company has a Final Adjusted EBITDA of less than £132 million (e.g. £131 million), the amount of the Additional Payment is calculated using the Deemed Revenue Amount associated with the Adjusted EBITDA figure achieved.

•                  The Deemed Revenue Amount to be used is the Deemed Revenue Amount associated with the highest Adjusted EBITDA Target actually achieved or exceeded by the Company.

•                  As the Final Adjusted EBITDA is equal to £131 million, the highest Adjusted EBITDA Target exceeded is £122 million.  The Deemed Revenue Amount associated with the Adjusted EBITDA Target of £122 million is £612.5 million.

•                  The amount of the Additional Payment would be $0.50, calculated as follows:

•                  (A) $0.01 multiplied by

•                  (B) the number (50) obtained by dividing

•                  (x) the result (25 million) of subtracting the Base Revenue Amount (587.5 million) from Deemed  Revenue Amount (612.5 million) by

•                  (y) 500,000

Accordingly, if for the purposes of this example the Merger Consideration were to be paid in respect of 100 shares, the Merger Consideration assuming the above results would amount to $975 (100 shares x $9.75).

ANNEX B - Cayman Companies Law (2012 Revision)—Section 238

Rights of dissenters

238.

(1)                                 A member of a constituent company incorporated under this Law shall be entitled to payment of the fair value of his shares upon dissenting from a merger or consolidation.

(2)                                 A member who desires to exercise his entitlement under subsection (1) shall give to the constituent company, before the vote on the merger or consolidation, written objection to the action.

(3)                                 An objection under subsection (2) shall include a statement that the member proposes to demand payment for his shares if the merger or consolidation is authorized by the vote.

(4)                                 Within twenty days immediately following the date on which the vote of members giving authorization for the merger or consolidation is made, the constituent company shall give written notice of the authorization to each member who made a written objection.

(5)                                 A member who elects to dissent shall, within twenty days immediately following the date on which the notice referred to in subsection (4) is given, give to the constituent company a written notice of his decision to dissent, stating–

(a)                                 his name and address;

(b)                                 the number and classes of shares in respect of which he dissents; and

(c)                                  a demand for payment of the fair value of his shares.

(6)                                 A member who dissents shall do so in respect of all shares that he holds in the constituent company.

(7)                                 Upon the giving of a notice of dissent under subsection (5), the member to whom the notice relates shall cease to have any of the rights of a member except the right to be paid the fair value of his shares and the rights referred to in subsections (12) and (16).

(8)                                 Within seven days immediately following the date of the expiration of the period specified in subsection (5), or within seven days immediately following the date on which the plan of merger or consolidation is filed, whichever is later, the constituent company, the surviving company or the consolidated company shall make a written offer to each dissenting member to purchase his shares at a specified price that the company determines to be their fair value; and if, within thirty days immediately following the date on which the offer is made, the company making the offer and the dissenting member agree upon the price to be paid for his shares, the company shall pay to the member the amount in money forthwith.

(9)                                 If the company and a dissenting member fail, within the period specified in subsection (8), to agree on the price to be paid for the shares owned by the member, within twenty days immediately following the date on which the period expires–

(a)                                 the company shall (and any dissenting member may) file a petition with the Court for a determination of the fair value of the shares of all dissenting members; and

(b)                                 the petition by the company shall be accompanied by a verified list containing the names and addresses of all members who have filed a notice under subsection (5) and with whom agreements as to the fair value of their shares have not been reached by the company.

(10)                          A copy of any petition filed under subsection (9)(a) shall be served on the other party; and where a dissenting member has so filed, the company shall within ten days after such service file the verified list referred to in subsection (9)(b).

(11)                          At the hearing of a petition, the Court shall determine the fair value of the shares of such dissenting members as it finds are involved, together with a fair rate of interest, if any, to be paid by the company upon the amount determined to be the fair value.

(12)                          Any member whose name appears on the list filed by the company under subsection (9)(b) or (10) and who the Court finds are involved may participate fully in all proceedings until the determination of fair value is reached.

(13)                          The order of the Court resulting from proceeding on the petition shall be enforceable in such manner as other orders of the Court are enforced, whether the company is incorporated under the laws of the Islands or not.

(14)                          The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances; and upon application of a member, the Court may order all or a portion of the expenses incurred by any member in connection with the proceeding, including reasonable attorney’s fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares which are the subject of the proceeding.

(15)                          Shares acquired by the company pursuant to this section shall be cancelled and, if they are shares of a surviving company, they shall be available for re–issue.

(16)                          The enforcement by a member of his entitlement under this section shall exclude the enforcement by the member of any right to which he might otherwise be entitled by virtue of his holding shares, except that this section shall not exclude the right of the member to institute proceedings to obtain relief on the ground that the merger or consolidation is void or unlawful.

ANNEX C - Opinion of Edwards’ Financial Advisor

August 18, 2013

The Board of Directors
Edwards Group Limited
Manor Royal
Crawley, West Sussex
RH10 9LW
United Kingdom

Dear Members of the Board:

We understand that Edwards Group Limited, a Cayman Islands exempted company (the “Company”), Atlas Copco AB, a Swedish company (“Parent”), and Varg Holding, a Cayman Islands exempted company and wholly owned subsidiary of Parent (“Merger Sub”), propose to enter into an Agreement and Plan of Merger (together with the Additional Payment Calculation Appendix and the form of Escrow Agreement attached thereto, the “Agreement”), pursuant to which Parent will acquire the Company (the “Transaction”).  Pursuant to the Agreement, Merger Sub will be merged with and into the Company and each outstanding ordinary share of the Company, par value £0.002 per share, including such shares represented by American Depositary Shares (each representing one such ordinary share) (“Company Shares”), other than Company Shares held by (i) holders who are entitled to and properly demand an appraisal of their Company Shares or (ii) the Company, Parent, Merger Sub or any of their respective subsidiaries (such holders, collectively, “Excluded Holders”), will be converted into the right to receive (i) $9.25 in cash, without interest (the “Base Consideration”) plus (ii) an additional payment of up to $1.25 in cash calculated on the terms and conditions of the Additional Payment Calculation Appendix to the Agreement (the “Additional Payment”) or, if the Determination Date (as defined in the Agreement) has not occurred prior to the consummation of the Transaction, one non-transferable, contractual right to the Additional Payment (the “Additional Payment Right”), representing the right to receive the Additional Payment in accordance with the Additional Payment Calculation Appendix and the Escrow Agreement, the form of which is attached as an exhibit to the Agreement (the Base Consideration and the Additional Payment or Additional Payment Right, as applicable, collectively referred to herein as the “Consideration”).  For purposes of our opinion we have assumed, as further described below, that the Additional Payment or Additional Payment Right, as applicable, will be at least $1.00.  The terms and conditions of the Transaction are more fully set forth in the Agreement.

You have requested our opinion as of the date hereof as to the fairness, from a financial point of view, to holders of Company Shares (other than Excluded Holders and the parties to any voting agreement) of the Consideration to be paid to such holders in the Transaction.

In connection with this opinion, we have:

(i)                                     Reviewed the financial terms and conditions of a draft, dated August 12, 2013, of the Agreement;

(ii)                                  Reviewed certain publicly available historical business and financial information relating to the Company;

(iii)                               Reviewed various financial forecasts and other data provided to us by the Company relating to the business of the Company, including extrapolations thereto approved for our use by management of the Company;

(iv)                              Held discussions with members of the senior management of the Company with respect to the business and prospects of the Company;

(v)                                 Reviewed public information with respect to certain other companies in lines of business we believe to be generally relevant in evaluating the business of the Company;

(vi)                              Reviewed the financial terms of certain business combinations involving companies in lines of business we believe to be generally relevant in evaluating the business of the Company;

(vii)                           Reviewed historical stock prices and trading volumes of the Company Shares; and

(viii)                        Conducted such other financial studies, analyses and investigations as we deemed appropriate.

We have assumed and relied upon the accuracy and completeness of the foregoing information, without independent verification of such information.  We have not conducted any independent valuation or appraisal of any of the assets or liabilities (contingent or otherwise) of the Company or concerning the solvency or fair value of the Company, and we have not been furnished with any such valuation or appraisal.  With respect to the financial forecasts utilized in our analyses, we have assumed, with your consent, that they have been reasonably prepared on bases reflecting the best currently available estimates and judgments as to the future financial performance of the Company.  Based on guidance from management of the Company, we have assumed, with your consent, that the Company’s revenue and Adjusted EBITDA for the fiscal year ending December 31, 2013 (“Fiscal Year 2013”) will be in accordance with the Company’s financial forecasts for Fiscal Year 2013 resulting in an Additional Payment or an Additional Payment Right, as applicable, of at least $1.00.  We assume no responsibility for and express no view as to any of the forecasts mentioned above or the assumptions on which they are based.

Further, our opinion is necessarily based on economic, monetary, market and other conditions as in effect on, and the information made available to us as of, the date hereof.  We assume no responsibility for updating or revising our opinion based on circumstances or events occurring after the date hereof.  We do not express any opinion as to the price at which Company Shares may trade at any time subsequent to the announcement of the Transaction.  In connection with our engagement, we were not authorized to, and we did not, solicit indications of interest from third parties regarding a potential transaction with the Company, although we have been advised by the Company of certain conversations it had with certain third parties.  In addition, our opinion does not address the relative merits of the Transaction as compared to any other transaction or business strategy in which the Company might engage or the merits of the underlying decision by the Company to engage in the Transaction.

In rendering our opinion, we have assumed, with the consent of the Company, that the Transaction will be consummated on the terms described in the Agreement, without any waiver or modification of any material terms or conditions.  Representatives of the Company have advised us, and we have assumed, that the Agreement, when executed, will conform to the draft reviewed by us in all material respects.  We also have assumed, with the consent of the Company, that obtaining the necessary governmental, regulatory or third party approvals and consents for the Transaction will not have an adverse effect on the Company or the Transaction.  We do not express any opinion as to any tax or other consequences that might result from the Transaction, nor does our opinion address any legal, tax, regulatory or accounting matters, as to which we understand that the Company obtained such advice as it deemed necessary from qualified professionals.  We express no view or opinion as to any terms or other aspects (other than the Consideration to the extent expressly specified herein) of the Transaction, including, without limitation, the form or structure of the Transaction or any other agreements or arrangements entered into in connection with, or contemplated by, the Transaction.  In addition, we express no view or opinion as to the fairness of the amount or nature of, or any other aspects relating to, the compensation to any officers, directors or employees of any parties to the Transaction, or class of such persons, relative to the Consideration or otherwise.

Lazard Frères & Co. LLC and/or Lazard & Co., Limited (“Lazard”) are acting as financial advisor to the Company in connection with the Transaction and will receive a fee for such services, a substantial portion of which is contingent upon the closing of the Transaction. We in the past have provided, currently are providing and in the future may provide certain investment banking services to the Company and Parent, for which we have received and may receive compensation, including, during the past two years, having advised the Company in connection with its initial public offering and advising or having advised Parent in connection with potential transactions.  We also in the past have provided, currently are providing and in the future may provide certain investment banking services to a significant shareholder of the Company and certain of its affiliates or portfolio companies, for which we have received and may receive compensation.  In addition, in the ordinary course, Lazard, LFCM Holdings LLC (an entity indirectly owned in large part by current and former managing directors of Lazard) and their respective affiliates and employees may trade securities of the Company, Parent and certain of their respective affiliates for their own accounts and for the accounts of their customers,  may at any time hold a long or short position in such securities, and may also trade and hold securities on behalf of the Company, Parent and certain of their respective affiliates.  The issuance of this opinion was approved by the Opinion Committee of Lazard.

Our engagement and the opinion expressed herein are for the benefit of the Board of Directors of the Company (in its capacity as such) and our opinion is rendered to the Board of Directors of the Company in connection with its evaluation of the Transaction.  Our opinion is not intended to and does not constitute a recommendation to any stockholder as to how such stockholder should vote or act with respect to the Transaction or any matter relating thereto.

Based on and subject to the foregoing, we are of the opinion that, as of the date hereof, the Consideration to be paid to holders of Company Shares (other than Excluded Holders and parties to any voting agreement) in the Transaction is fair, from a financial point of view, to such holders of Company Shares.

Very truly yours,

LAZARD FRERES & CO. LLC

By	/s/ Michael Murray

Michael Murray

Managing Director

ANNEX D - Voting Agreements

SHAREHOLDER AGREEMENT

AGREEMENT, dated as of August 19, 2013 between Atlas Copco AB, a Swedish company (“Parent”), and the persons listed as “Shareholders” on the signature page below (the “Shareholders”).

WHEREAS, in order to induce Parent and Varg Holding to enter into an Agreement and Plan of Merger, dated as of the date hereof (the “Merger Agreement”), with Edwards Group Limited, a Cayman Islands exempted company (the “Company”), Parent has requested the Shareholders, and the Shareholders have agreed, to enter into this Agreement with respect to all ordinary shares, par value £0.002 per share, of the Company that the Shareholders beneficially own (the “Shares”).

NOW, THEREFORE, the parties hereto agree as follows:

ARTICLE 1
GRANT OF PROXY; VOTING AGREEMENT

Section 1.01.         Voting Agreement.  The Shareholders hereby agree to vote or exercise their right to consent with respect to all Shares that the Shareholders are entitled to vote, as set out on Appendix 1 hereto, at the time of any vote or action by written resolution to approve and adopt the Merger Agreement, the Merger, the Cayman Plan of Merger and all agreements related to the Merger and any actions related thereto at any meeting of the shareholders of the Company, and at any adjournment thereof, at which such Merger Agreement and other related agreements (or any amended version thereof), or such other actions, are submitted for the consideration and vote of the shareholders of the Company.  The Shareholders hereby agree that they will not vote any Shares in favor of, or consent to, and will vote against and not consent to, the approval of any (i) Acquisition Proposal, (ii) reorganization, recapitalization, liquidation or winding-up of the Company or any other corporate action the consummation of which would frustrate the purposes, or prevent or delay the consummation, of the transactions contemplated by the Merger Agreement or (iii) other matter relating to, or in connection with, any of the foregoing matters.

Section 1.02.         .  Proxy.  The Shareholders hereby revoke any and all previous proxies granted with respect to the Shares.  By entering into this Agreement, the Shareholders hereby grant an irrevocable proxy appointing Parent as the Shareholders’ attorney-in-fact and proxy, with full power of substitution, for and in the Shareholders’ names, to vote (including by way of written resolution), express consent or dissent, or otherwise to utilize such voting power in the manner contemplated by Section 1.01 above as Parent or its proxy or substitute shall, in Parent’s sole discretion, deem proper with respect to the Shares.  The proxy granted by the Shareholders pursuant to this Article 1 is granted in consideration of Parent entering into this Agreement and the Merger Agreement and incurring certain related fees and expenses, and is irrevocable other than on termination of this Agreement in accordance with its terms, upon which termination this proxy shall be automatically revoked with no further action required by any party hereto.

ARTICLE 2
REPRESENTATIONS AND WARRANTIES OF THE SHAREHOLDERS

The Shareholders represent and warrant to Parent that:

Section 2.01.         .  Authorization.  The execution, delivery and performance by the Shareholders of this Agreement and the consummation by the Shareholders of the transactions contemplated hereby are within the powers of the Shareholders and have been duly authorized by all necessary corporate action.  This Agreement constitutes a valid and binding Agreement of the Shareholders, enforceable against such Shareholders in accordance with its terms, except that (i) such enforcement may be subject to applicable bankruptcy, insolvency, reorganization, moratorium or other similar laws, now or hereafter in effect, relating to creditors’ rights generally and (ii) equitable remedies of specific performance and injunctive and other forms of equitable relief may be subject to equitable defenses and to the discretion of the court before which any proceeding therefor may be brought.

Section 2.02.         .  Non-Contravention.  The execution, delivery and performance by the Shareholders of this agreement and the consummation of the transactions contemplated hereby do not and will not (i) contravene, conflict with or result in any violation or breach of any provision of the organizational documents of the Shareholders, (ii) contravene, conflict with or result in a violation or breach of any provision of any Applicable Law, (iii) require any consent or other action by any Person under, constitute a default under, or give rise to any right of termination, cancellation or acceleration or to a loss of any benefit to which the Shareholders are entitled under any provision of any agreement or other instrument binding on the Shareholders or (iv) result in the creation or imposition of any Lien on any asset of the Shareholders.

Section 2.03.         .  Acknowledgment.  The Shareholders understand and acknowledge that Parent is entering into the Merger Agreement in reliance upon each such Shareholder’s execution, delivery and performance of this Agreement.

(a)   Ownership of Shares.  The Shareholders are the registered and beneficial owners of the Shares, free and clear of any Lien and any other limitation or restriction (including any restriction on the right to vote or otherwise dispose of the Shares).  None of the Shares is subject to any voting trust or other agreement or arrangement with respect to the voting of such Shares.

Section 2.04.         .  Total Shares.  Except for the Shares set forth on the signature page hereto, the Shareholders do not beneficially own any (i) shares of capital stock or voting securities of the Company, (ii) securities of the Company convertible into or exchangeable for shares of capital stock or voting securities of the Company or (iii) options or other rights to acquire from the Company any capital stock, voting securities or securities convertible into or exchangeable for capital stock or voting securities of the Company.

Section 2.05.         .  Finder’s Fees.  No investment banker, broker, finder or other intermediary is entitled to a fee or commission from Parent or the Company in respect of this Agreement based upon any arrangement or agreement made by or on behalf of the Shareholders.

ARTICLE 3
REPRESENTATIONS AND WARRANTIES OF PARENT

Parent represents and warrants to the Shareholders:

Section 3.01.         .  Corporation Authorization.  The execution, delivery and performance by Parent of this Agreement and the consummation by Parent of the transactions contemplated hereby are within the corporate powers of Parent and have been duly authorized by all necessary corporate action.  This Agreement constitutes a valid and binding agreement of Parent.

ARTICLE 4
COVENANTS OF THE SHAREHOLDERS

The Shareholders hereby covenant and agree that:

Section 4.01.         .  No Proxies for or Encumbrances on Shares.  Except pursuant to the terms of this Agreement, the Shareholders shall not, without the prior written consent of Parent, directly or indirectly, during the continuance of this Agreement, (i) grant any proxies or enter into any voting trust or other agreement or arrangement with respect to the voting of any Shares or (ii) acquire, sell, assign, transfer, encumber or otherwise dispose of, or enter into any contract, option or other arrangement or understanding with respect to the direct or indirect acquisition or sale, assignment, transfer, encumbrance or other disposition of, any Shares during the term of this Agreement.

Section 4.02.         .  Merger Agreement Obligations. Each Shareholder (solely in such Shareholder’s capacity as such) agrees that it shall not, and shall not authorize any investment banker, attorney or other advisor or representative retained by such Shareholder to act on such Shareholder’s behalf to, directly or indirectly, (a) solicit, initiate, knowingly facilitate or knowingly encourage (it being understood and agreed that ministerial acts that are not otherwise prohibited by this Section 4.02 (such as answering unsolicited phone calls) shall not be deemed to “facilitate” or “encourage” for purposes of this Section 4.02) the submission of any Acquisition Proposal, (b) participate in any discussions or negotiations regarding an Acquisition Proposal with, or furnish any nonpublic information regarding an Acquisition Proposal to, any Person that has made or, to such Shareholder’s knowledge, is seeking to make, an Acquisition Proposal, except to notify such Person as to the existence of the provisions of this Section 4.02 or (c) enter into any letter of intent, agreement, contract or agreement in principle regarding an Acquisition Proposal; provided that the foregoing shall not restrict (x) any Shareholder or its Affiliates, or any of their respective directors, officers, employees, partners, managers, members or representatives, from taking any such actions on behalf of or as a representative of the Company to the extent authorized by the Company to take such actions in accordance with the Company’s rights and obligations under the Merger Agreement (including those set forth in Section 6.03 of the Merger Agreement) or (y) any Shareholder’s ability to refer an unsolicited inbound inquiry regarding an Acquisition Proposal to the Company and its advisors.

Section 4.03.         Appraisal Rights.  The Shareholders agree not to dissent from the Merger pursuant to Section 238 of the Cayman Law nor demand the appraisal of any Shares with respect to the Merger.

ARTICLE 5
MISCELLANEOUS

Section 5.01.         .  Definitional and Interpretative Provisions.

(a)   Capitalized terms used but not defined herein shall have the meaning specified in the Merger Agreement.

(b)   Unless specified otherwise, in this Agreement the obligations of any party consisting of more than one person are joint and several.  The words “hereof”, “herein” and “hereunder” and words of like import used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement.  The captions herein are included for convenience of reference only and shall be ignored in the construction or interpretation hereof.  References to Articles, Sections, Exhibits and Schedules are to Articles, Sections, Exhibits and Schedules of this Agreement unless otherwise specified.  All

Exhibits and Schedules annexed hereto or referred to herein are hereby incorporated in and made a part of this Agreement as if set forth in full herein.  Any capitalized terms used in any Exhibit or Schedule but not otherwise defined therein, shall have the meaning as defined in this Agreement.  Any singular term in this Agreement shall be deemed to include the plural, and any plural term the singular.  Whenever the words “include”, “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation”, whether or not they are in fact followed by those words or words of like import.  “Writing”, “written” and comparable terms refer to printing, typing and other means of reproducing words (including electronic media) in a visible form.  References to any agreement or contract are to that agreement or contract as amended, modified or supplemented from time to time in accordance with the terms hereof and thereof.  References to any Person include the successors and permitted assigns of that Person.  References from or through any date mean, unless otherwise specified, from and including or through and including, respectively.

Section 5.02.         .  Further Assurances.  Parent and the Shareholders will each execute and deliver, or cause to be executed and delivered, all further documents and instruments and use its reasonable efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable under applicable laws and regulations, to consummate and make effective the transactions contemplated by this Agreement.

Section 5.03.         .  Amendments.  Any provision of this Agreement may be amended or waived if, but only if, such amendment or waiver is in writing and is signed, in the case of an amendment, by each party to this Agreement or in the case of a waiver, by the party against whom the waiver is to be effective.

Section 5.04.         .  Termination.  This Agreement shall terminate automatically and without further action required by any party upon the termination of the Merger Agreement in accordance with its terms.

Section 5.05.         .  Successors and Assigns.  The provisions of this Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and assigns; provided that no party may assign, delegate or otherwise transfer any of its rights or obligations under this Agreement without the consent of the other parties hereto.

Section 5.06.         .  Governing Law.  This Agreement shall be governed by and construed in accordance with the laws of the state of Delaware, without regard to the conflicts of law rules of such state.

Section 5.07.         .  Jurisdiction.  The parties hereto agree that any suit, action or proceeding seeking to enforce any provision of, or based on any matter arising out of or in connection with, this Agreement or the transactions contemplated hereby (whether brought by any party or any of its Affiliates or against any party or any of its Affiliates) shall be brought in the Delaware Chancery Court or, if such court shall not have jurisdiction, any federal court located in the State of Delaware or other Delaware state court, and each of the parties hereby irrevocably consents to the jurisdiction of such courts (and of the appropriate appellate courts therefrom) in any such suit, action or proceeding and irrevocably waives, to the fullest extent permitted by law, any objection that it may now or hereafter have to the laying of the venue of any such suit, action or proceeding in any such court or that any such suit, action or proceeding brought in any such court has been brought in an inconvenient forum.

PARENT HEREBY IRREVOCABLY DESIGNATES ATLAS COPCO NORTH AMERICA LLC, 7 CAMPUS DRIVE, SUITE 200, PARSIPPANY NJ 07054 (THE “PARENT PROCESS AGENT”) AND THE SHAREHOLDERS HEREBY IRREVOCABLY DESIGNATE CCMP CAPITAL ADVISORS, LLC, 245 PARK AVENUE, NEW YORK, NY, 10167, ATTN: GENERAL COUNSEL (THE “SHAREHOLDER PROCESS AGENT”, TOGETHER WITH PARENT PROCESS AGENT, THE “PROCESS AGENTS”), AS THEIR DESIGNEES, APPOINTEES AND AGENTS TO RECEIVE, FOR AND ON THE BEHALF OF EACH, SERVICE OF PROCESS IN SUCH JURISDICTION IN ANY LEGAL ACTION OR PROCEEDINGS WITH RESPECT TO THIS AGREEMENT OR ANY OTHER AGREEMENT EXECUTED IN CONNECTION WITH THIS AGREEMENT, AND SUCH SERVICE SHALL BE DEEMED COMPLETE UPON DELIVERY THEREOF TO THE RELEVANT PROCESS AGENT; PROVIDED THAT IN THE CASE OF ANY SUCH SERVICE UPON A PROCESS AGENT, THE PARTY EFFECTING SUCH SERVICE SHALL ALSO DELIVER A COPY THEREOF TO EACH OTHER SUCH PARTY.  EACH PARTY SHALL TAKE ALL SUCH ACTION AS MAY BE NECESSARY TO CONTINUE SAID APPOINTMENTS IN FULL FORCE AND EFFECT OR TO APPOINT ANOTHER AGENT SO THAT SUCH PARTY WILL AT ALL TIMES HAVE AN AGENT FOR SERVICE OF PROCESS FOR THE ABOVE PURPOSES IN THE UNITED STATES.  NOTHING HEREIN SHALL AFFECT THE RIGHT OF ANY PARTY TO SERVE PROCESS IN ANY MANNER PERMITTED BY APPLICABLE LAW.  EACH PARTY EXPRESSLY ACKNOWLEDGES THAT THE FOREGOING WAIVER IS INTENDED TO BE IRREVOCABLE UNDER THE LAWS OF THE STATE OF DELAWARE AND OF THE UNITED STATES OF AMERICA.

Section 5.08.         .  Counterparts; Effectiveness.  This Agreement may be signed in any number of counterparts, each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument. This Agreement shall become effective when each party hereto shall have received counterparts hereof signed by all of the other parties hereto.  Until and unless each party has received a counterpart hereof signed by the other party hereto, this Agreement shall have no effect and no party shall have any right or obligation hereunder (whether by virtue of any other oral or written agreement or other communication).

Section 5.09.         .  Severability.  If any term, provision or covenant of this Agreement is held by a court of competent jurisdiction or other authority to be invalid, void or unenforceable, the remainder of the terms, provisions and covenants of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated.

Section 5.10.         .  Specific Performance.  The parties hereto agree that irreparable damage would occur in the event any provision of this Agreement is not performed in accordance with the terms hereof and that the parties shall be entitled to specific performance of the terms hereof in addition to any other remedy to which they are entitled at law or in equity.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed as of the day and year first above written.

ATLAS COPCO AB
By:	/s/ Håkan Osvald
Name: Håkan Osvald
Title: SVP, General Counsel

By:	/s/ Hans Ola Meyer
Name: Hans Ola Meyer
Title: SVP, CFO

CCMP CAPITAL INVESTORS II (AV-3), L.P.

By: CCMP Capital Associates, L.P.,
its general partner

By: CCMP Capital Associates GP,
LLC, its general partner

By:	/s/ Stephen P. Murray
Name: Stephen P. Murray
Title: President and CEO

CCMP CAPITAL INVESTORS
(CAYMAN) II, L.P.

By: CCMP Capital Associates, L.P.,
its general partner

By: CCMP Capital Associates GP,
LLC, its general partner

By:	/s/ Stephen P. Murray
Name: Stephen P. Murray
Title: President and CEO

APPENDIX 1

Shareholder	Shares

CCMP Capital Investors II (AV-3), L.P.	41,985,026

CCMP Capital Investors (Cayman) II, L.P.	5,596,056

SHAREHOLDER AGREEMENT

AGREEMENT, dated as of August 19, 2013 between Atlas Copco AB, a Swedish company (“Parent”), and the person listed as “Shareholder” on the signature page below (the “Shareholder”).

WHEREAS, in order to induce Parent and Varg Holding to enter into an Agreement and Plan of Merger, dated as of the date hereof (the “Merger Agreement”), with Edwards Group Limited, a Cayman Islands exempted company (the “Company”), Parent has requested the Shareholder, and the Shareholder has agreed, to enter into this Agreement with respect to all ordinary shares, par value £0.002 per share, of the Company that the Shareholder beneficially owns (the “Shares”).

NOW, THEREFORE, the parties hereto agree as follows:

ARTICLE 1
GRANT OF PROXY; VOTING AGREEMENT

Section 1.01.                          .  Voting Agreement.  The Shareholder hereby agrees to vote or exercise their right to consent with respect to all Shares that the Shareholder is entitled to vote, as set out on Appendix 1 hereto, at the time of any vote or action by written resolution to approve and adopt the Merger Agreement, the Merger, the Cayman Plan of Merger and all agreements related to the Merger and any actions related thereto at any meeting of the shareholders of the Company, and at any adjournment thereof, at which such Merger Agreement and other related agreements (or any amended version thereof), or such other actions, are submitted for the consideration and vote of the shareholders of the Company.  The Shareholder hereby agrees that it will not vote any Shares in favor of, or consent to, and will vote against and not consent to, the approval of any (i) Acquisition Proposal, (ii) reorganization, recapitalization, liquidation or winding-up of the Company or any other corporate action the consummation of which would frustrate the purposes, or prevent or delay the consummation, of the transactions contemplated by the Merger Agreement or (iii) other matter relating to, or in connection with, any of the foregoing matters.

Section 1.02.                          .  Proxy.  The Shareholder hereby revokes any and all previous proxies granted with respect to the Shares.  By entering into this Agreement, the Shareholder hereby grants an irrevocable proxy appointing Parent as the Shareholder’s attorney-in-fact and proxy, with full power of substitution, for and in the Shareholder’s name, to vote (including by way of written resolution), express consent or dissent, or otherwise to utilize such voting power in the manner contemplated by Section 1.01 above as Parent or its proxy or substitute shall, in Parent’s sole discretion, deem proper with respect to the Shares.  The proxy granted by the Shareholder pursuant to this Article 1 is granted in consideration of Parent entering into this Agreement and the Merger Agreement and incurring certain related fees and expenses, and is irrevocable other than on termination of this Agreement in accordance with its terms, upon which termination this proxy shall be automatically revoked with no further action required by any party hereto.

ARTICLE 2
REPRESENTATIONS AND WARRANTIES OF THE SHAREHOLDER

The Shareholder represents and warrants to Parent that:

Section 2.01.                          .  Authorization.  The execution, delivery and performance by the Shareholder of this Agreement and the consummation by the Shareholder of the transactions contemplated hereby are within the powers of the Shareholder and have been duly authorized by all necessary corporate action.  This Agreement constitutes a valid and binding Agreement of the Shareholder, enforceable against the Shareholder in accordance with its terms, except that (i) such enforcement may be subject to applicable bankruptcy, insolvency, reorganization, moratorium or other similar laws, now or hereafter in effect, relating to creditors’ rights generally and (ii) equitable remedies of specific performance and injunctive and other forms of equitable relief may be subject to equitable defenses and to the discretion of the court before which any proceeding therefor may be brought.

Section 2.02.                          .  Non-Contravention.  The execution, delivery and performance by the Shareholder of this agreement and the consummation of the transactions contemplated hereby do not and will not (i) contravene, conflict with or result in any violation or breach of any provision of the organizational documents of the Shareholder, (ii) contravene, conflict with or result in a violation or breach of any provision of any Applicable Law, (iii) require any consent or other action by any Person under, constitute a default under, or give rise to any right of termination, cancellation or acceleration or to a loss of any benefit to which the Shareholder is entitled under any provision of any agreement or other instrument binding on the Shareholder or (iv) result in the creation or imposition of any Lien on any asset of the Shareholder.

Section 2.03.                          .  Acknowledgment.  The Shareholder understands and acknowledges that Parent is entering into the Merger Agreement in reliance upon the Shareholder’s execution, delivery and performance of this Agreement.

(a)         Ownership of Shares.  The Shareholder is the registered and beneficial owner of the Shares, free and clear of any Lien and any other limitation or restriction (including any restriction on the right to vote or otherwise dispose of the Shares).  None of the Shares is subject to any voting trust or other agreement or arrangement with respect to the voting of such Shares.

Section 2.04.                          .  Total Shares.  Except for the Shares set forth on the signature page hereto, the Shareholder does not beneficially own any (i) shares of capital stock or voting securities of the Company, (ii) securities of the Company convertible into or exchangeable for shares of capital stock or voting securities of the Company or (iii) options or other rights to acquire from the Company any capital stock, voting securities or securities convertible into or exchangeable for capital stock or voting securities of the Company.

Section 2.05.                          .  Finder’s Fees.  No investment banker, broker, finder or other intermediary is entitled to a fee or commission from Parent or the Company in respect of this Agreement based upon any arrangement or agreement made by or on behalf of the Shareholder.

ARTICLE 3
REPRESENTATIONS AND WARRANTIES OF PARENT

Parent represents and warrants to the Shareholder:

Section 3.01.                          .  Corporation Authorization.  The execution, delivery and performance by Parent of this Agreement and the consummation by Parent of the transactions contemplated hereby are within the corporate powers of Parent and have been duly authorized by all necessary corporate action.  This Agreement constitutes a valid and binding agreement of Parent.

ARTICLE 4
COVENANTS OF THE SHAREHOLDER

The Shareholder hereby covenants and agrees that:

Section 4.01.                          .  No Proxies for or Encumbrances on Shares.  Except pursuant to the terms of this Agreement, the Shareholder shall not, without the prior written consent of Parent, directly or indirectly, during the continuance of this Agreement, (i) grant any proxies or enter into any voting trust or other agreement or arrangement with respect to the voting of any Shares or (ii) acquire, sell, assign, transfer, encumber or otherwise dispose of, or enter into any contract, option or other arrangement or understanding with respect to the direct or indirect acquisition or sale, assignment, transfer, encumbrance or other disposition of, any Shares during the term of this Agreement.

Section 4.02.                          .  Merger Agreement Obligations. The Shareholder (solely in the Shareholder’s capacity as such) agrees that it shall not, and shall not authorize any investment banker, attorney or other advisor or representative retained by the Shareholder to act on the Shareholder’s behalf to, directly or indirectly, (a) solicit, initiate, knowingly facilitate or knowingly encourage (it being understood and agreed that ministerial acts that are not otherwise prohibited by this Section 4.02 (such as answering unsolicited phone calls) shall not be deemed to “facilitate” or “encourage” for purposes of this Section 4.02) the submission of any Acquisition Proposal, (b) participate in any discussions or negotiations regarding an Acquisition Proposal with, or furnish any nonpublic information regarding an Acquisition Proposal to, any Person that has made or, to the Shareholder’s knowledge, is seeking to make, an Acquisition Proposal, except to notify such Person as to the existence of the provisions of this Section 4.02 or (c) enter into any letter of intent, agreement, contract or agreement in principle regarding an Acquisition Proposal; provided that the foregoing shall not restrict (x) the Shareholder or its Affiliates, or any of their respective directors, officers, employees, partners, managers, members or representatives, from taking any such actions on behalf of or as a representative of the Company to the extent authorized by the Company to take such actions in accordance with the Company’s rights and obligations under the Merger Agreement (including those set forth in Section 6.03 of the Merger Agreement) or (y) the Shareholder’s ability to refer an unsolicited inbound inquiry regarding an Acquisition Proposal to the Company and its advisors.

Section 4.03.                          Appraisal Rights.  The Shareholder agrees not to dissent from the Merger pursuant to Section 238 of the Cayman Law nor demand the appraisal of any Shares with respect to the Merger.

ARTICLE 5
MISCELLANEOUS

Section 5.01.                          .  Definitional and Interpretative Provisions.

(a)         Capitalized terms used but not defined herein shall have the meaning specified in the Merger Agreement.

(b)         Unless specified otherwise, in this Agreement the obligations of any party consisting of more than one person are joint and several.  The words “hereof”, “herein” and “hereunder” and words of like import used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement.  The captions herein are included for convenience of reference only and shall be ignored in the construction or interpretation hereof.  References to Articles, Sections, Exhibits and Schedules are to Articles, Sections, Exhibits and Schedules of this Agreement unless otherwise specified.  All

Exhibits and Schedules annexed hereto or referred to herein are hereby incorporated in and made a part of this Agreement as if set forth in full herein.  Any capitalized terms used in any Exhibit or Schedule but not otherwise defined therein, shall have the meaning as defined in this Agreement.  Any singular term in this Agreement shall be deemed to include the plural, and any plural term the singular.  Whenever the words “include”, “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation”, whether or not they are in fact followed by those words or words of like import.  “Writing”, “written” and comparable terms refer to printing, typing and other means of reproducing words (including electronic media) in a visible form.  References to any agreement or contract are to that agreement or contract as amended, modified or supplemented from time to time in accordance with the terms hereof and thereof.  References to any Person include the successors and permitted assigns of that Person.  References from or through any date mean, unless otherwise specified, from and including or through and including, respectively.

Section 5.02.                          .  Further Assurances.  Parent and the Shareholder will each execute and deliver, or cause to be executed and delivered, all further documents and instruments and use its reasonable efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable under applicable laws and regulations, to consummate and make effective the transactions contemplated by this Agreement.

Section 5.03.                          .  Amendments.  Any provision of this Agreement may be amended or waived if, but only if, such amendment or waiver is in writing and is signed, in the case of an amendment, by each party to this Agreement or in the case of a waiver, by the party against whom the waiver is to be effective.

Section 5.04.                          .  Termination.  This Agreement shall terminate automatically and without further action required by any party upon the termination of the Merger Agreement in accordance with its terms.

Section 5.05.                          .  Successors and Assigns.  The provisions of this Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and assigns; provided that no party may assign, delegate or otherwise transfer any of its rights or obligations under this Agreement without the consent of the other parties hereto.

Section 5.06.                          .  Governing Law.  This Agreement shall be governed by and construed in accordance with the laws of the state of Delaware, without regard to the conflicts of law rules of such state.

Section 5.07.                          .  Jurisdiction.  The parties hereto agree that any suit, action or proceeding seeking to enforce any provision of, or based on any matter arising out of or in connection with, this Agreement or the transactions contemplated hereby (whether brought by any party or any of its Affiliates or against any party or any of its Affiliates) shall be brought in the Delaware Chancery Court or, if such court shall not have jurisdiction, any federal court located in the State of Delaware or other Delaware state court, and each of the parties hereby irrevocably consents to the jurisdiction of such courts (and of the appropriate appellate courts therefrom) in any such suit, action or proceeding and irrevocably waives, to the fullest extent permitted by law, any objection that it may now or hereafter have to the laying of the venue of any such suit, action or proceeding in any such court or that any such suit, action or proceeding brought in any such court has been brought in an inconvenient forum.

PARENT HEREBY IRREVOCABLY DESIGNATES ATLAS COPCO NORTH AMERICA LLC, 7 CAMPUS DRIVE, SUITE 200, PARSIPPANY NJ 07054 (THE “PARENT PROCESS AGENT”) AND THE SHAREHOLDER HEREBY IRREVOCABLY DESIGNATES PUGLISI & ASSOCIATES, 850 LIBRARY AVENUE, SUITE 204, P.O. BOX 885, NEWARK, DELAWARE, 19715 (THE “SHAREHOLDER PROCESS AGENT”, TOGETHER WITH PARENT PROCESS AGENT, THE “PROCESS AGENTS”), AS THEIR DESIGNEES, APPOINTEES AND AGENTS TO RECEIVE, FOR AND ON BEHALF OF EACH, SERVICE OF PROCESS IN SUCH JURISDICTION IN ANY LEGAL ACTION OR PROCEEDINGS WITH RESPECT TO THIS AGREEMENT OR ANY OTHER AGREEMENT EXECUTED IN CONNECTION WITH THIS AGREEMENT, AND SUCH SERVICE SHALL BE DEEMED COMPLETE UPON DELIVERY THEREOF TO THE RELEVANT PROCESS AGENT; PROVIDED THAT IN THE CASE OF ANY SUCH SERVICE UPON A PROCESS AGENT, THE PARTY EFFECTING SUCH SERVICE SHALL ALSO DELIVER A COPY THEREOF TO THE OTHER PARTY.  EACH PARTY SHALL TAKE ALL SUCH ACTION AS MAY BE NECESSARY TO CONTINUE SAID APPOINTMENTS IN FULL FORCE AND EFFECT OR TO APPOINT ANOTHER AGENT SO THAT SUCH PARTY WILL AT ALL TIMES HAVE AN AGENT FOR SERVICE OF PROCESS FOR THE ABOVE PURPOSES IN THE UNITED STATES.  NOTHING HEREIN SHALL AFFECT THE RIGHT OF EITHER PARTY TO SERVE PROCESS IN ANY MANNER PERMITTED BY APPLICABLE LAW.  EACH PARTY EXPRESSLY ACKNOWLEDGES THAT THE FOREGOING WAIVER IS INTENDED TO BE IRREVOCABLE UNDER THE LAWS OF THE STATE OF DELAWARE AND OF THE UNITED STATES OF AMERICA.

Section 5.08.                          .  Counterparts; Effectiveness.  This Agreement may be signed in any number of counterparts, each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument. This Agreement shall become effective when each party hereto shall have received counterparts hereof signed by all of the other parties hereto.  Until and unless each party has received a counterpart hereof signed by the other party hereto, this Agreement shall have no effect and no party shall have any right or obligation hereunder (whether by virtue of any other oral or written agreement or other communication).

Section 5.09.                          .  Severability.  If any term, provision or covenant of this Agreement is held by a court of competent jurisdiction or other authority to be invalid, void or unenforceable, the remainder of the terms, provisions and covenants of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated.

Section 5.10.                          .  Specific Performance.  The parties hereto agree that irreparable damage would occur in the event any provision of this Agreement is not performed in accordance with the terms hereof and that the parties shall be entitled to specific performance of the terms hereof in addition to any other remedy to which they are entitled at law or in equity.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed as of the day and year first above written.

ATLAS COPCO AB
By:	/s/ Håkan Osvald
	Name:	Håkan Osvald
	Title:	SVP, General Counsel

By:	/s/ Hans Ola Meyer
	Name:	Hans Ola Meyer
	Title:	SVP, CFO

UNITAS CAPITAL INVESTORS
(CAYMAN) LIMITED, (the
“Shareholder”)

By:	/s/ Sharon Lim
	Name:	Sharon Lim
	Title:	Director

APPENDIX 1

Shareholder	Shares

Unitas Capital Investors (Cayman) Limited	47,581,082

ANNEX E - Escrow Agreement

This ESCROW AGREEMENT (this “Agreement”), dated as of [•], is made by and among Atlas Copco AB, a Swedish company (“Parent”), CCMP Capital Associates GP, LLC and Unitas Capital Investors (Cayman) Limited , acting jointly as the representatives of the shareholders of Company (as defined below) prior to the closing of the Merger (as defined below) (the “Representative Shareholders”), and [Escrow and Payment Agent] (the “Escrow and Payment Agent”).

W I T N E S S E T H:

WHEREAS, Edwards Group Limited, a Cayman Islands exempt company (the “Company”), Parent and Varg Holding, a Cayman Islands exempt company (“Merger Subsidiary”) have entered into a Merger Agreement, dated as of August 19, 2013 (the “Merger Agreement”), providing for Parent’s acquisition of the Company pursuant to a transaction in which Merger Subsidiary will merge with and into the Company (the “Merger”); and

WHEREAS, the Merger Agreement provides that as part of the Merger Consideration as defined therein, the shareholders of the Company (and holders of certain rights in respect of the Company Stock) shall have the right (an “Additional Payment Right”) to receive an additional payment of up to $1.25 per share of Company Stock, following the closing of the transactions contemplated thereby;

WHEREAS, pursuant to the Merger Agreement Parent is required to deposit funds in escrow with the Escrow and Payment Agent for payment in connection with the Additional Payment Rights.

NOW, THEREFORE, the parties hereto agree as follows:

SECTION 1.  Appointment of Escrow and Payment Agent.  Parent and the Representative Shareholders each hereby appoints the Escrow and Payment Agent to act as escrow agent and payment agent hereunder pursuant to the terms and conditions hereof, and the Escrow and Payment Agent hereby accepts such appointment on such terms and conditions.

SECTION 2.  Deposit of Funds.  Simultaneously with the execution of this Agreement, Parent shall deliver to the Escrow and Payment Agent in immediately available funds an amount in US Dollars equal to $[•] (the “Escrowed Amount”), being equal to (i) $1.25 multiplied by (ii) the number of Additional Payment Rights outstanding in total pursuant to the Merger Agreement, to be held, invested and disbursed by the Escrow and Payment Agent as provided herein and in the Merger Agreement.  The Escrow and Payment Agent shall deposit, upon receipt, the Escrowed Amount into a separate account (the “Escrow Account”) established for such purpose.

SECTION 3.  Permitted Investments.

(a)                                 The Escrow and Payment Agent shall be entitled to invest and reinvest the Escrowed Amount in either (i) direct obligations of, or obligations the principal and interest on which are unconditionally guaranteed by, the United States of America or (ii) repurchase agreements fully collateralized by securities of the kind specified in clause (i).

(b)                                 Any gains, income and other earnings realized with respect to the Escrowed Amount (“Escrow Income”) shall be added to the Escrow Account as it accrues.  Any loss or expense incurred as a result of an investment will be borne by the Escrow Account, provided that if the amount held in the Escrow Account at any time falls below the original Escrow Amount (other than as a result of disbursement in accordance with  Section 5), the Escrow and Payment Agent shall promptly inform Parent and the Representative Shareholders of such shortfall and Parent shall promptly, and in any event within [•] Business Days of its receipt of such notice, add such funds to the Escrow Account as are required to ensure that the original Escrow Amount is deposited in the Escrow Account.

(c)                                  The parties recognize and agree that the Escrow and Payment Agent will not be liable for any loss incurred in connection with any permitted investment of the Escrow Amount or for assuring that the amount held in the Escrow Account is sufficient for the disbursements contemplated hereunder.

SECTION 4.  List of Holders; Amendments for Permitted Transfers.

(a)                                 Parent and the Representative Shareholders shall, as soon as practicable after the date hereof, obtain from the Exchange Agent under and as defined in the Merger Agreement, and deliver to the Escrow and Payment Agent a schedule substantially in the form requested by the Escrow and Payment Agent (as it may be amended from time to time pursuant to subsection (b) below, the “Holders List”) setting a true and accurate list of the holders of the Additional Payment Rights (the “Holders”, each a “Holder”) together with (i) the name; (ii) address and (ii) number of Additional Payment Rights of each such Holder.

(b)                                 The Escrow and Payment Agent will maintain the Holders List, and shall amend the Holders List in accordance with written instructions from or any behalf of any Holder, or such Holder’s duly authorized representative, signed and dated by such Holder or such representative, notarized by a notary public (or, for non-U.S. residents, a comparable local authority) and accompanied by a certificate from legal counsel certifying that such amendment is sought pursuant to a Permitted Transfer (as defined in the Merger Agreement) (collectively, a “Permitted Transfer Notice”).

SECTION 5.  Release of Escrowed Amount.  (a) Escrow and Payment Agent shall not release any portion of the Escrowed Amount, except upon receipt of a duly executed Automatic Release Certificate executed by each of (i) the Representative Shareholders and (ii) Parent, setting forth the amount of the Additional Payment due in respect of each Additional Payment Right.

(b)                                 Upon receipt of such duly executed Automatic Release Certificate, the Escrow and Payment Agent shall release all of the funds held in the Escrow Account as follows, in the following order:

(i)                                     as soon as reasonably practicable (but in no event later than [•] days after receiving such Automatic Release Certificate), an amount to each Holder, equal to (A) the “Additional Payment” specified in the Automatic Release Certificate, multiplied by (B) such Holder’s number of Additional Payment Rights, as set forth on the Holders List; then

(ii)                                  promptly following the disbursement of the amount required pursuant to Section 5(b)(i) to all Holders, the amount, if any, remaining in the Escrow Account, to Parent.

(c)                                  The parties hereto agree to treat all such payments to the Holders as additional consideration for the shares of Company Stock, Company Stock Options and Company SARs under and as defined in the Merger Agreement for all Tax purposes, and none of the parties hereto will take any position to the contrary on any Tax Return or for other Tax purposes, except as required by Applicable Law.

(d)                                 The Escrow and Payment Agent shall be entitled to deduct and withhold, or cause to be deducted and withheld, from the amount otherwise payable pursuant to this Agreement in respect of the Additional Payment Rights such amounts as it is required to deduct and withhold with respect to the making of such payment under any provision of Applicable Law relating to Taxes.  To the extent that amounts are so deducted and withheld, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the Holder in respect of which such deduction and withholding was made.  Prior to making any such tax withholdings or causing any such tax withholdings to be made with respect to any Holder, the Escrow and Payment Agent shall, to the extent practicable, provide notice to the Holder of such potential withholding and provide a reasonable opportunity for the Holder to supply any necessary tax forms (including an IRS Form W-9 or an applicable IRS Form W-8) in order to avoid or reduce the withholding of such amounts; provided that the time period otherwise applicable for payments in respect of such Holder’s Additional Payment Rights shall be extended by a period equal to any delay caused by the Holder providing such forms.

(e)                                  The parties hereto agree that the amount deposited by Parent with the Escrow Agent is owned by Parent for U.S. federal income tax purposes until it is released pursuant to this Section 5.

(f)                                   The Escrow and Payment Agent shall timely prepare and timely file and deliver Internal Revenue Service Forms 1042 and Internal Revenue Service Forms 1099, as applicable, with respect to any Escrow Income or disbursements from the Escrow Account, as required by Applicable Law

SECTION 6.  Forms W-9 or W-8.  As soon as practicable after the execution of this Agreement, each of Parent and the Representative Shareholders shall provide the Escrow and Payment Agent with a fully executed Form W-9 or W-8 (in the case of non-U.S. persons).

SECTION 7.  Termination of Escrow Account.  This Agreement shall terminate when the Escrow and Payment Agent shall have released from the Escrow Account all amounts pursuant to Section 5 hereof; provided that the rights of the Escrow and Payment Agent, and the obligations of Parent under Section 9, shall survive the termination hereof.

SECTION 8.  Escrow and Payment Agent Liability and Fees.  The Escrow and Payment Agent shall have no duty or obligation hereunder other than to take such specific actions as are required of it from time to time under the provisions hereof, and it shall incur no liability hereunder or in connection herewith for anything whatsoever other than as a result of its own gross negligence or willful misconduct.  The Escrow and Payment Agent will be fully protected if it acts in accordance with the written advice of its counsel.  Parent agrees to indemnify, hold harmless and defend the Escrow and Payment Agent from and against any and all losses, claims, liabilities and reasonable expenses, including the reasonable fees of its counsel, which it may suffer or incur hereunder, or in connection herewith, except such as shall result solely and directly from its own gross negligence or willful misconduct.  The Escrow and Payment Agent shall not be bound in any way by any agreement or contract between Parent and the Representative Shareholders (whether or not the Escrow and Payment Agent has knowledge thereof) and the only duties and responsibilities of the Escrow and Payment Agent shall be to hold and invest the Escrowed Amount received hereunder and to release such Escrowed Amount in accordance with the terms of this Escrow Agreement.  The Escrow and Payment Agent’s fees and expenses for acting as Escrow and Payment Agent hereunder are set forth in Schedule I hereto and shall be paid by Parent.

SECTION 9.  Miscellaneous.

(a)                                 Notices.  All notices or other communications to either party hereunder shall be in writing (including telex, telecopy or similar writing) and shall be given,

if to the Representative Shareholders, to:

[Representative Shareholder]
[address]
[address]
Attention: [name]
Facsimile No.: [number]
E-mail: [address]

and

[Representative Shareholder]
[address]
[address]
Attention: [name]
Facsimile No.: [number]
E-mail: [address]

with copies (which shall not constitute notice) to:

[Representative Shareholder’s counsel]
[address]
[address]
Attention: [name]
Facsimile No.: [number]
E-mail: [address]

and

[Representative Shareholder counsel]
[address]
[address]
Attention: [name]
Facsimile No.: [number]
E-mail: [address]

if to Parent, to:

Atlas Copco AB
SE-105 23 Stockholm
Sweden
Attention: Håkan Osvald
Facsimile No.: +46 (0)8 743 8037
E-mail: hakan.osvald@se.atlascopco.com

with a copy (which shall not constitute notice) to:

Pillsbury, Winthrop, Shaw, Pittman LLP
1540 Broadway
New York, NY 10036
Attention: Stephen R. Rusmisel and Donald G. Kilpatrick
Facsimile No.: 212.858.1500
E-mail: stephen.rusmisel@pillsburylaw.com;
donald.kilpatrick@pillsburylaw.com

if to the Escrow and Payment Agent, to:

[Name of Escrow and Payment Agent]
[Address]
[Fax:]

(b)                                 Successors and Assigns.  The provisions of this Agreement shall be binding upon and inure to the benefit of the parties and their respective successors and assigns.

(c)                                  Governing Law; Jurisdiction; Waiver of Jury Trial.  This Agreement shall be construed in accordance with and governed by the law of the State of Delaware, without regard to the conflicts of law rules of such state.  The parties hereto agree that any suit, action or proceeding seeking to enforce any provision of, or based on any matter arising out of or in connection with, this Agreement or the transactions contemplated hereby (whether brought by any party or any of its Affiliates or against any party or any of its Affiliates) shall be brought in the Delaware Chancery Court or, if such court shall not have jurisdiction, any federal court located in the State of Delaware or other Delaware state court, and each of the parties hereby irrevocably consents to the jurisdiction of such courts (and of the appropriate appellate courts therefrom) in any such suit, action or proceeding and irrevocably waives, to the fullest extent permitted by law, any objection that it may now or hereafter have to the laying of the venue of any such suit, action or proceeding in any such court or that any such suit, action or proceeding brought in any such court has been brought in an inconvenient forum.  EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OF OR RELATED TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.

(d)                                 Amendments.  Any provision of this Agreement may be amended or waived if, and only if, such amendment or waiver is in writing and is signed, in the case of an amendment, by each party hereto, or in the case of a waiver, by the party against whom the waiver is to be effective.

(e)                                  Counterparts; Effectiveness.  This Agreement may be signed in any number of counterparts, each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument.  This Agreement shall become effective when each party hereto shall have received a counterpart hereof signed by the other party hereto.

(f)                                   Interpretation.  Capitalized terms used but not defined herein shall have the meaning assigned to them in the Merger Agreement, a copy of which has been provided, for information purposes only, to the Escrow and Payment Agent prior to the date hereof.  The captions herein are included for convenience of reference only and shall be ignored in the construction or interpretation hereof.

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the day and year first above written.

ATLAS COPCO AB (publ)

By:

Name:

Title:

CCMP CAPITAL ASSOCIATES GP, LLC

By:

Name:

Title:

UNITAS CAPITAL INVESTORS (CAYMAN) LIMITED

By:

Name:

Title:

[NAME OF ESCROW AND PAYMENT AGENT],
as Escrow and Payment Agent

By:

Name:

Title:

SCHEDULE I

Edwards Group Limited

Crawley Business Quarter
Manor Royal
Crawley
West Sussex
RH10 9LW
England

PROXY CARD FOR HOLDERS OF ORDINARY SHARES

EDWARDS GROUP LIMITED EXTRAORDINARY GENERAL MEETING TO BE HELD ON OCTOBER 4, 2013
THIS PROXY IS SOLICITED BY THE BOARD OF DIRECTORS

The undersigned, being the registered holder(s) of                   ** share(s) of £0.002 each in the capital of Edwards Group Limited (the “Company”), hereby appoints the chairman of the extraordinary general meeting or

of                               *,

as my/our Proxy(ies) with full power of substitution, to represent and to vote the aforesaid number of share(s) that the undersigned would be entitled to vote if personally present at the extraordinary general meeting of Edwards Group Limited to be held on October 4, 2013, at 10.30 a.m. (London time), at the offices of Weil, Gotshal & Manges, 110 Fetter Lane, London, EC4A 1AY, England, or at any adjournments or postponements thereof, and instructs the said Proxy(ies) to vote as stated below.

Shares represented by this proxy will be voted as directed by the shareholder. If no such directions are indicated, the Proxies will have discretion to vote as they determine. In their discretion, the Proxies are authorized to vote upon such other business as may properly come before the meeting or any adjournment or postponement thereof.

*Note:           If no name is inserted, a shareholder is deemed to have nominated the chairman of the meeting as proxy.

**Note:    If no number is inserted, a shareholder is deemed to have appointed the Proxy(ies) to represent and vote all of the shareholder’s shares.

VOTE BY MAIL OR EMAIL:

Mark, sign and date your proxy card and return it BY MAIL to Sarah Larkins, Company Secretary at Edwards at Crawley Business Quarter, Manor Royal, Crawley, West Sussex, RH10 9LW, England or BY EMAIL to atlascopcomerger@edwardsvacuum.com by 10:30 a.m. (London time) on October 2, 2013.

The Board of directors recommends you vote FOR the following resolution:	For	Against	Abstain

	☐	☐	☐

THAT the Company be and is hereby authorized to merge with Varg Holding so that the Company be the surviving company and all the undertaking, property and liabilities of Varg Holding vest in the Company by virtue of such merger pursuant to the Companies Law (2012 Revision) of the Cayman Islands (referred to herein as the “merger”), and in order to implement the merger, that:

(a)                                 the plan of merger substantially in the form annexed hereto (the “Cayman plan of merger”) be and is hereby authorized, approved and confirmed in all respects;

(b)                                 the Company be and is hereby authorised to enter into the Cayman plan of merger;

(c)                                  the Cayman plan of merger be executed by any one director on behalf of the Company and Maples and Calder, on behalf of Maples Corporate Services Limited, be authorised to submit the Cayman plan of merger, together with any supporting documentation, for registration to the Registrar of Companies of the Cayman Islands; and

(d)                                 all actions taken and any documents or agreements executed, signed or delivered prior to or after the date hereof by any director or officer of the Company in connection with the transactions contemplated hereby be and are hereby approved, ratified and confirmed in all respects.

Please indicate with an “X” in the spaces provided how you wish your vote(s) to be cast for the resolution as set out in the notice of the extraordinary general meeting and proxy statement enclosed herewith and summarized above.

NOTE: Shares represented by this proxy will be voted as directed by the shareholder. If no such directions are indicated, the Proxies will have discretion to vote as they determine. In their discretion, the Proxies are authorized to vote upon such other business as may properly come before the meeting or any adjournment or postponement thereof.

Please sign exactly as your name(s) appear(s) hereon. When signing as attorney, executor, administrator, or other fiduciary, please give full title as such. Joint owners should each sign personally. All holders must sign. If a corporation or partnership, please sign in full corporate or partnership name, by authorized officer.

THIS PROXY CARD IS VALID ONLY WHEN SIGNED AND DATED:

Full Name (please print)	Signature	Date (dd/mm/yyyy)

If Joint Owners:

Name of first joint owner (please print)	Signature	Date (dd/mm/yyyy)

Name of second joint owner (please print)	Signature	Date (dd/mm/yyyy)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: August 28, 2013
EDWARDS GROUP LIMITED

	By:	/s/ Adam Ramsay

	Name:	ADAM RAMSAY

	Title:	GENERAL COUNSEL